SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         Biocryst Pharmaceuticals, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  09058V103
                                 --------------
                                 (CUSIP Number)

                                 Samuel D. Isaly
                              OrbiMed Advisors LLC
                             OrbiMed Capital II LLC
                                767 Third Avenue
                               New York, NY 10017
                            Telephone: (212) 739-6400
                  --------------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                February 17, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with this Statement [ ].

CUSIP No. 068750V102


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Samuel D. Isaly
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
 _
|_|      (a)    ---------------------------------------------------------------

 _
|_|      (b)    ---------------------------------------------------------------
                ---------------------------------------------------------------

(3)      SEC Use Only ---------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                           ------------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
 _
|_|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                              ---------------------------------
         ----------------------------------------------------------------------


-------------------          (7)   Sole Voting Power
                                                     --------------------------
                                   --------------------------------------------
   Number of Shares          (8)   Shared Voting Power   1,666,667
   Beneficially                    --------------------------------------------
   Owned by Each                   --------------------------------------------
   Reporting
   Person With               (9)   Sole Dispositive Power
                                                         ----------------------
                                   --------------------------------------------
                            (10)    Shared Dispositive Power   1,666,667
                                                            -------------------
-------------------                --------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,666,667
                                                                     -----------
         ----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
 _       Instructions)
|_|      ----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   7.82%
                                                           --------------------
         ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------
         ----------------------------------------------------------------------

CUSIP No. 068750V102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         OrbiMed Advisors LLC
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

_        (a)    ---------------------------------------------------------------
|_|             ---------------------------------------------------------------

 _       (b)    ---------------------------------------------------------------
|_|             ---------------------------------------------------------------

(3)      SEC Use Only
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
 _
|_|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------


-------------------
   Number of Shares          (7)   Sole Voting Power
   Beneficially                    --------------------------------------------
   Owned by Each                   --------------------------------------------
   Reporting
   Person With               (8)   Shared Voting Power   137,878
                                   --------------------------------------------
                                   --------------------------------------------

                             (9)   Sole Dispositive Power
                                   --------------------------------------------
                                   --------------------------------------------

                            (10)    Shared Dispositive Power   137,878
                                   --------------------------------------------
                                   --------------------------------------------
-------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  137,878
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------


(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
 _       Instructions)
|_|      ----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  0.65%
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IA
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

CUSIP No. 068750V102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         OrbiMed Capital LLC
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

 _       (a)    ---------------------------------------------------------------
|_|            ---------------------------------------------------------------

 _       (b)    ---------------------------------------------------------------
|_|            ---------------------------------------------------------------

(3)      SEC Use Only
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
 _
|_|     ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------


-------------------
   Number of Shares          (7)   Sole Voting Power
   Beneficially                    --------------------------------------------
   Owned by Each                   --------------------------------------------
   Reporting
   Person With               (8)   Shared Voting Power   1,528,819
                                   --------------------------------------------
                                   --------------------------------------------

                             (9)   Sole Dispositive Power
                                   --------------------------------------------
                                   --------------------------------------------

                            (10)    Shared Dispositive Power   1,528,819
                                   --------------------------------------------
                                   --------------------------------------------
-------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,528,819
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------


(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
 _       Instructions)
|_|     ----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  7.17%
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

CUSIP No. 068750V102

Item 1.         Security and Issuer.
                -------------------

                The class of equity securities to which this Statement on
Schedule 13D relates is the Common Stock (the "Shares"), of Biocryst Pharmaceuticals, Inc. (the "Issuer"), with its principal executive offices located at 2190 Parkway Lake Drive, Birmingham, Alabama, 35244.

Item 2.         Identity and Background.
                -----------------------


                (a) This statement is being filed by Samuel D. Isaly, an individual ("Isaly"), and by OrbiMed Advisors LLC and OrbiMed Capital II LLC, limited liability companies organized under the laws of Delaware.

                (b)-(c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 6 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, NY 10017.

                OrbiMed Capital II LLC is a registered investment advisor under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Capital II LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, NY 10017.

                Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital II LLC.

                The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital II LLC are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

                (i) name;

                (ii) business address (or residence address where indicated);

                (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

                (iv) citizenship.

                (d)-(e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)  Isaly is a citizen of the United States.

Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------


                On February 17, 2004, pursuant to the authority of OrbiMed Advisors LLC and OrbiMed Capital II LLC under their respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to Caduceus Private Investments II, LP, Caduceus Private Investments II (QP), LP and UBS Juniper Crossover Fund, L.L.C. as more particularly referred to in Item 6 below caused these clients to purchase, in the aggregate, 1,666,667 Shares of Biocryst Pharmaceuticals, Inc. (the "February 2004 Purchase of Shares"), and as a result of their common control and mutual affiliation, the Reporting Persons were the beneficial owners of approximately 7.82% of the outstanding Shares of the Issuer.

                None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since the February 2004 Purchase of Shares.

Item 4.         Purpose of Transaction.
                ----------------------

                As described more fully in Item 3 above, this statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business on behalf of their respective advisory clients.

                The Reporting Persons have been granted the right to nominate a representative to the Board of Directors (the "Board") of the Issuer, and expect exercised that right in the future by the nomination of a representative to the Board.

                The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

                Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                (a)-(b) As of this date of this filing, Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital II LLC may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 1,666,667 Shares. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 7.82% of the issued and outstanding Shares. As described above in Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital II LLC, a controlling interest in the outstanding limited liability company interests of such entity. As a result, Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital II LLC share power to direct the vote and to direct the disposition of 1,666,667 Shares.

                (c) Except as disclosed in Item 3, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

                (d) Not applicable.

                (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with
                -------------------------------------------------------------
                Respect to Securities of the Issuer.
                -----------------------------------

                In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital II LLC is the general partner of Caduceus Private Investments II, LP ("Caduceus II") and Caduceus Private Investments II
(QP), LP ("Caduceus II (QP)"), private equity funds, pursuant to the terms of the limited partnership agreement of each. OrbiMed Advisors LLC, through a joint venture with UBS Fund Advisor, L.L.C. entitled UBS Juniper Management, LLC, acts as investment manager of Juniper, a registered investment company, pursuant to the terms of the UBS Juniper Crossover Fund, L.L.C. investment advisory agreement. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital II LLC have discretionary investment management authority with respect to the assets of Caduceus II, Caduceus II (QP) and Juniper. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus II, Caduceus II (QP) and Juniper, including the total 1,666,667 Shares of the Issuer held by Caduceus II, Caduceus II (QP) and Juniper. As noted above under Item 4, the Reporting Persons, as a group, have their representative on the Board of the Issuer and accordingly the Reporting Persons may have the ability to effect and influence control of the Issuer.

                Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.         Material to Be Filed as Exhibits.
                --------------------------------

Exhibit                          Description
-------                          -----------

     A. Amended and Restated Limited Partnership Agreement of Caduceus Private Investments II, LP

     B. Amended and Restated Limited Partnership Agreement of Caduceus Private Investments II (QP), LP

     C. Investment Advisory Agreement between UBS Juniper Management, L.L.C. and UBS Juniper Crossover Fund, L.L.C.

     D. Joint Filing Agreement among Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital II LLC.

Signature



                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February __, 2004                            SAMUEL D. ISALY


                                             By: /s/ Samuel D. Isaly
                                                -----------------------------
                                                 Name:  Samuel D. Isaly


                                             ORBIMED ADVISORS LLC


                                             By: /s/ Samuel D. Isaly
                                                -----------------------------
                                                 Name:  Samuel D. Isaly
                                                 Title:  Managing Member



                                             ORBIMED CAPITAL II LLC


                                             By: /s/ Samuel D. Isaly
                                                -----------------------------
                                                 Name:  Samuel D. Isaly
                                                 Title:  Managing Member

                                   Schedule I

                The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

====================================================================================================================
                    Name                      Position with Reporting Person       Principal Occupation
--------------------------------------------------------------------------------------------------------------------
Samuel D. Isaly                               Managing Partner                     Partner
                                                                                   OrbiMed Advisors LLC
--------------------------------------------------------------------------------------------------------------------
Michael Sheffery                              Partner                              Partner
                                                                                   OrbiMed Advisors LLC
--------------------------------------------------------------------------------------------------------------------
Carl L. Gordon                                Partner                              Partner
                                                                                   OrbiMed Advisors LLC
--------------------------------------------------------------------------------------------------------------------
Sven Borho                                    Partner                              Partner
     German and Swedish Citizen                                                    OrbiMed Advisors LLC
--------------------------------------------------------------------------------------------------------------------
Eric A. Bittelman                             Chief Financial Officer              Chief Financial Officer
                                                                                   OrbiMed Advisors LLC
====================================================================================================================

                                   Schedule II


          The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital II LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

====================================================================================================================
                    Name                      Position with Reporting Person       Principal Occupation
--------------------------------------------------------------------------------------------------------------------
Samuel D. Isaly                               Managing Partner                     Partner
                                                                                   OrbiMed Capital II LLC
--------------------------------------------------------------------------------------------------------------------
Michael Sheffery                              Partner                              Partner
                                                                                   OrbiMed Capital II LLC
--------------------------------------------------------------------------------------------------------------------
Carl L. Gordon                                Partner                              Partner
                                                                                   OrbiMed Capital II LLC
--------------------------------------------------------------------------------------------------------------------
Sven Borho                                    Partner                              Partner
     German and Swedish Citizen                                                    OrbiMed Capital II LLC
--------------------------------------------------------------------------------------------------------------------
Eric A. Bittelman                             Chief Financial Officer              Chief Financial Officer
                                                                                   OrbiMed Capital II LLC
====================================================================================================================

                                  EXHIBIT INDEX

-----------------------------------------------------------------------------------------------------------------
          Exhibit                                    Description                                  Page No.
-----------------------------------------------------------------------------------------------------------------
             A.               Limited Partnership Agreement of Caduceus Private                      A-1
                              Investments II, LP.
-----------------------------------------------------------------------------------------------------------------
             B.               Limited Partnership Agreement of Caduceus Private                      B-1
                              Investments II (QP), LP.
-----------------------------------------------------------------------------------------------------------------
             C.               Investment Advisory Agreement between UBS Juniper                      C-1
                              Management, LLC and UBS Juniper Crossover Fund, LLC.
-----------------------------------------------------------------------------------------------------------------
             D.               Joint Filing Agreement among Samuel D. Isaly, OrbiMed                  D-1
                              Advisors LLC and OrbiMed Capital, LLC.
-----------------------------------------------------------------------------------------------------------------

THE PARTNERSHIP INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE FEDERAL, STATE OR FOREIGN SECURITIES LAWS. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF THE PARTNERSHIP INTERESTS IS RESTRICTED AS PROVIDED IN THIS AGREEMENT.

                              AMENDED AND RESTATED
                          LIMITED PARTNERSHIP AGREEMENT

                                       OF

                       CADUCEUS PRIVATE INVESTMENTS II, LP

                    Originally dated as of December 20, 2002
                  Amended and Restated as of September 19, 2003

                                TABLE OF CONTENTS

                                                                            PAGE
                                    ARTICLE I
                                   DEFINITIONS

SECTION 1.01 Definitions.......................................................1

                                   ARTICLE II
                               GENERAL PROVISIONS

SECTION 2.01 Name..............................................................8

     2.02 Office; Registered Agent ............................................8
     2.03 Purposes of the Partnership..........................................8
     2.04 Liability of the Partners Generally..................................9
     2.05 Fiscal Year .........................................................9
     2.06 Admission of Partners................................................9
     2.07 Additional Partners .................................................9
     2.08 Number of Partners .................................................10
     2.09 Competing Funds.....................................................10
     2.10 Management Limited Partner .........................................11

                                   ARTICLE III
          MANAGEMENT, ADMINISTRATION AND OPERATIONS OF THE PARTNERSHIP

SECTION 3.01 Management Generally.............................................11
     3.02 Authority of the General Partner....................................13
     3.03 Other Authority.....................................................14
     3.04 Expenses ...........................................................15
     3.05 Restriction on Borrowings ..........................................16
     3.06 Certain Contributions by the General Partner........................16
     3.07 Transactions with Affiliates........................................17
     3.08 Other Activities; Conflicts of Interest.............................17
     3.09 Books and Records; Accounting Method ...............................18
     3.10 Confidentiality ....................................................18
     3.11 Partnership Tax Returns.............................................19
     3.12 Annual Meeting .....................................................19
     3.13 Reliance by Third Parties...........................................19
     3.14 ERISA...............................................................20

                                   ARTICLE IV.
                          INVESTMENTS AND OPPORTUNITIES

SECTION 4.01 Investment Generally.............................................20
     4.02 Co-Investments .....................................................21
     4.03 Suitability of Investments .........................................22
     4.04 Structuring of Investments; Parallel Investments ...................22

     4.05 Direct Investments .................................................23
     4.06 Exclusion from Investments .........................................26
     4.07 Tax Undertaking with Respect to Investments ........................26

                                    ARTICLE V
                  CAPITAL COMMITMENTS AND CAPITAL CONTRIBUTIONS

SECTION 5.01 Capital Contributions............................................27
     5.02 Drawdown Procedures.................................................27
     5.03 Management Fee......................................................30
     5.04 Loans to Fund Drawdowns ............................................30
     5.05 Default by Partners ................................................31
     5.06 Excuse Procedure....................................................33
     5.07 Temporary Investment of Funds.......................................34

                                   ARTICLE VI
                  DISTRIBUTIONS; CAPITAL ACCOUNTS; ALLOCATIONS

SECTION 6.01 Distributions Generally..........................................34
     6.02 Proceeds of Partnership Investments ................................34
     6.03 Other General Principles of Distribution ...........................37
     6.04 [Intentionally omitted] ............................................39
     6.05 Special Expense Distributions ......................................39
     6.06 Loans and Withdrawal of Contributions...............................39
     6.07 Capital Accounts....................................................39
     6.08 Adjustments to Capital Accounts.....................................39
     6.09 Allocations of Income, Gain, Loss, Deduction and Credit ............40
     6.10 Tax Allocations.....................................................41
     6.11 Reinvestment of Proceeds............................................41

                                   ARTICLE VII
                               REPORTS TO PARTNERS

SECTION 7.01 Reports..........................................................42
     7.02 Audit ..............................................................42

                                  ARTICLE VIII
                         EXCULPATION AND INDEMNIFICATION

SECTION 8.01 Exculpation and Indemnification..................................43
     8.02 Exclusive Jurisdiction .............................................45

                                   ARTICLE IX
                   DURATION AND DISSOLUTION OF THE PARTNERSHIP

SECTION 9.01 Duration.........................................................45
     9.02 Dissolution ........................................................45

     9.03 Liquidation of Partnership .........................................46
     9.04 Distribution Upon Dissolution of the Partnership ...................46
     9.05 Withdrawal, Death or Incompetency of a Partner .....................47

                                    ARTICLE X
                  TRANSFERABILITY OF GENERAL PARTNERS' INTEREST

SECTION 10.01 Transferability of General Partners' Interest...................47
     10.02 Advisers Act.......................................................47

                                   ARTICLE XI
                     TRANSFERABILITY OF A PARTNER'S INTEREST

SECTION 11.01 Restrictions on Transfer........................................48
     11.02 Expenses of Transfer: Indemnification..............................48
     11.03 Recognition of Transfer; Substituted Partners......................48
     11.04 Transfers During a Fiscal Year ....................................49
     11.05 No Secondary Market ...............................................49

                                   ARTICLE XII
                                  MISCELLANEOUS

SECTION 12.01 Amendments to the Partnership Agreement ........................49
     12.02 Approvals..........................................................50
     12.03 Investment Representation..........................................50
     12.04 Successors; Counterparts; Entire Agreement.........................51
     12.05 Choice of Law......................................................51
     12.06 Notices ...........................................................51
     12.07 Headings ..........................................................51
     12.08 Agreement Binding Upon Successors and Assigns .....................51
     12.09 Counterparts ......................................................51

                              AMENDED AND RESTATED

                          LIMITED PARTNERSHIP AGREEMENT

                                       OF

                       CADUCEUS PRIVATE INVESTMENTS II, LP


          WHEREAS, the undersigned have previously agreed to form and did form, a limited partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act pursuant to the terms and provisions of a Limited Partnership Agreement dated as of December 20, 2002 (herein called the "Original Agreement"); and

          WHEREAS, the General Partner and the Required Partners hereby desire to amend and restate the Original Agreement as of the date hereof as set forth herein.

          NOW, THEREFORE, the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

          SECTION 1.01. Definitions. Capitalized terms used herein without definition have the following meanings:

          "Additional GP Cash Contribution" means the amount of any Capital Contribution that the General Partner has made in cash pursuant to Section 5.02, reduced by the portion of such Capital Contribution that the General Partner was required to satisfy in cash as set forth in the definition of "Capital Commitment."

          "Advisers Act" means the Investment Advisers Act of 1940, as amended from time to time.

          "Advisory Committee" means the advisory committee of the Partnership described in Section 3.01(c).

          "Affiliate" means, with respect to any Person, any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          "Agreement" means this Amended and Restated Limited Partnership Agreement, as amended from time to time.

          "Base Reduction Date" means the date that is the earlier of (i) the Full Investment Date and (ii) the date on which any Competing Fund organized in accordance with
Section 2.09 makes its first investment in a portfolio company.

          "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are authorized by law to close.

          "Capital Account" has the meaning set forth in Section 6.07.

          "Capital Commitment" means, with respect to any Limited Partner at any time, the amount specified as such Limited Partner's capital commitment at the time such Limited Partner was admitted to the Partnership (as adjusted pursuant to Sections 2.07 and 5.05), which amount shall be set forth on the books and records of the Partnership; provided that unless otherwise permitted by the General Partner the minimum Capital Commitment shall be $5 million per Limited Partner. With respect to the General Partner, Capital Commitment means 3% of the aggregate Capital Commitments of the Limited Partners subject to the Management Fee. The General Partner's Capital Commitment when drawn shall be satisfied in the form of cash or, to the extent such Capital Commitment of the General Partner exceeds 1% of the aggregate Capital Commitments subject to the Management Fee, such Capital Commitment may be satisfied as provided for in
Section 5.02 by use of the Credit Amount.

          "Capital Contribution" means any cash contribution or other payment made by such Partner pursuant to Article V or a Parallel Capital Contribution, it being understood that a Partner's Capital Contribution (including with respect to Expenses) may not exceed a Partner's Capital Commitment.

          "Carried Interest" has the meaning set forth in Section 6.02(a)(4).

          "Code" means the Internal Revenue Code of 1986, as amended from time to time.

          "Co-Investment" means any investment outside the Partnership pursuant to Section 4.02.

          "Commitment Percentage" means, with respect to any Partner at any time, the percentage derived by (i) dividing such Partner's Capital Commitment at such time by the aggregate amount of all Partner's Capital Commitments (except as otherwise provided herein) at such time and (ii) multiplying such quotient by 100.

          "Credit Amount" means, at any time, the aggregate amount that has accrued at or prior to such time as follows: (i) for each of the three 12-month periods following the initial Drawdown Date (which date has not yet occurred as of the date this Agreement has been amended and restated), an amount equal to one-half of one percent (0.5%) of the aggregate Capital Commitments subject to the Management Fee (or, from and after the Base Reduction Date, of the aggregate invested capital of Limited Partners subject to the Management Fee), and (ii) for each of the two immediately succeeding 12-month periods following the aforementioned 36- month period, an amount equal to one-quarter of one percent (0.25%) of the aggregate Capital Commitments subject to the Management Fee (or, from and after the Base Reduction Date, of the aggregate invested capital of Limited Partners subject to the Management Fee), it being understood that the foregoing shall be calculated and determined pro rata quarterly in advance.

          "Default" means, except as otherwise provided in Section 4.05(e), the failure of a Partner to make all or a portion of its required Capital Contribution on the applicable Drawdown Date or, in the case of any ERISA Partner or Early Funding Partner, on the date such ERISA Partner or Early Funding Partner is required to make such Capital Contribution pursuant to
Section 5.04(a).

          "Defaulting Partner" means, at any time, each Partner who, at or prior to such time, has committed a Default that has become an Event of Default.

          "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time.

          "Direct Investment" has the meaning set forth in Section 4.05(a).

          "Distribution Date" means, with respect to any distribution pursuant to Article VI or Article IX, the date of such distribution.

          "Drawdown" means a drawdown by the Partnership of cash contributions from one or more Partners pursuant to a Drawdown Notice.

          "Drawdown Amount" means the aggregate cash contributions and other payments to be made on any date by the Partners pursuant to Article V.

          "Drawdown Date" has the meaning set forth in Section 5.02(b).

          "Drawdown Notice" has the meaning set forth in Section 5.02(a).

          "Early Funding Partner" means any Limited Partner that, on or prior to the date hereof, advises the General Partner in writing that it desires not to receive any loan pursuant to Section 5.04(a).

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

          "ERISA Partner" means any Limited Partner that is a "benefit plan investor" within the meaning of the U.S. Department of Labor "plan asset" regulations, 29 CFR 2510.3-101(f)(2).

          "Event of Default" means, except as otherwise provided in Section 4.05(e), any Default that shall not have been (i) cured by the Partner who committed such Default within ten Business Days after the occurrence of such Default or (ii) waived by the General Partner on such terms as determined by the General Partner in its discretion (unless the Partner who committed such Default is the General Partner or an Affiliate of the General Partner, in which case the General Partner shall not waive such Default) before such Default has otherwise become an Event of Default pursuant to clause (i) hereof.

          "Expense" means any Partnership Expense or Parallel Investment Expense or other applicable expense described in this Agreement.

          "Excused Partner" means, with respect to any Investment, any Partner who is excused pursuant to Section 5.06 from making all or a portion of its Capital Contribution that would otherwise be required in respect of such Investment.

          "Federal Funds Rate" means, for any day, the rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (i) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to JP Morgan Chase & Co. on such day on such transactions.

          "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

          "Final Closing Date" means the earlier of (i) the date on which subscriptions for the maximum Offering Amount of Partnership Interests and partnership interests in the QP Fund are accepted by the General Partner and
(ii) September 20, 2003.

          "Follow-on Investment" means any further Partnership Investment or Parallel Investment in securities of any Person in which a Partnership Investment or Parallel Investment has previously been made.

          "Full Investment Date" means the earliest to occur of (i) the fifth anniversary of the Final Closing Date, (ii) the day on which the Remaining Capital Commitments are reduced to zero or cancelled pursuant to this Agreement and (iii) the day on which the "Full Investment Date" occurs under the QP Fund Agreement; provided that the Full Investment Date may be extended beyond (i),
(ii) and (iii) with the written consent of the Required Partners.

          "General Partner" means, at any time, OrbiMed Capital II LLC, a Delaware limited liability company, or any other Person who, at such time, serves as the general partner of the Partnership, in its capacity as general partner of the Partnership.

          "Indemnified Person" means the General Partner, the Management Company, any Affiliate of the General Partner or the Management Company, and any director, officer, stockholder, partner, member, employee, agent (including any placement agent retained by the General Partner in connection with the offering of Partnership Interests and partnership interests in the QP Fund) or representative of the General Partner, the Management Company or such Affiliate, including without limitation any officers of the Partnership, and any members of the Advisory Committee.

          "Initial Closing Date" means December 20, 2002.

          "Investment" means any Partnership Investment or Parallel Investment.

          "Investment Company Act" means the Investment Company Act of 1940, as amended from time to time.

          "Investment Percentage" of any Partner means, with respect to any Investment, the percentage derived by (i) dividing the Capital Contributions made by such Partner in respect of such Investment by the aggregate Capital Contributions made by all Partners (except as otherwise provided herein) in respect of such Investment and (ii) multiplying such quotient by 100.

          "Key Person Event" means at any time prior to the Full Investment Date any two of Samuel D. Isaly, Michael B. Sheffery, Carl Gordon or Sven Borho ceasing to be actively involved in the affairs of the Partnership and the QP Fund through the General Partner or OrbiMed Advisors LLC and its Affiliates as a group.

          "Limited Partners" means the Partners other than the General Partner, each in its capacity as a limited partner of the Partnership. For purposes of the Delaware Act, the Limited Partners shall constitute a single class or group of limited partners.

          "Management Company" means the Person engaged pursuant to Section 3.01(b) to monitor the Partnership Investments and provide administrative and financial services to the Partnership.

          "Management Fee" has the meaning set forth in Section 3.01(b).

          "Non-U.S. Investor" means a Limited Partner that is not a U.S. person for U.S. federal income tax purposes.

          "Offering Amount" means a minimum amount of $50 million and a maximum amount of $300 million of subscribed Partnership Interests and partnership interests in the QP Fund from qualified investors and accepted by the General Partner; provided that the General Partner may increase the maximum amount of subscriptions hereunder and in the QP Fund to an amount determined in the sole discretion of the General Partner.

          "Offering Memorandum" means the Offering Memorandum relating to Partnership Interests and partnership interests in the QP Fund, as supplemented or amended to the date hereof (it being understood and agreed that the Offering Memorandum is hereby deemed supplemented and amended by the terms of this Agreement, and in the event of any inconsistencies between the Offering Memorandum and the terms of this Agreement, the terms of this Agreement shall control).

          "Organizational Expenses" means all reasonable expenses of organizing the Partnership and the General Partner and all reasonable expenses incurred by the Partnership or the General Partner in connection with (i) the marketing and private placement of the Partnership Interests in the Partnership, (ii) the registration, qualification or exemption of the Partnership under any applicable federal, state or foreign laws and (iii) the preparation of this Agreement; provided that in no event shall Organizational Expenses exceed $500,000.

          "Out-of-Pocket Expenses" means out-of-pocket expenses incurred by the Partnership, any Partnership Investment Vehicle or Parallel Investment Vehicle or the General Partner (other than Professional Expenses), including without limitation printing costs, travel expenses and brokerage and custodial fees and expenses.

          "Parallel Capital Contribution" means, with respect to any Partner, cash contribution or other payment in respect of any Parallel Investment or Parallel Investment Expense made by such Partner pursuant to Article V.

          "Parallel Investment" means an investment or series of investments in or with respect to any entity's securities or assets, other than through the Partnership, that is contemplated by this Agreement (other than any Co-Investment) and that is, in the sole judgment of the General Partner, at the time the opportunity arises to make such investment or series of investments, an appropriate investment outside the Partnership for one or more Partners; provided that such entity is not a partnership or a limited liability company (other than a partnership or limited liability company that is solely a vehicle for investing in securities that are eligible to be acquired outside the Partnership by any Partner as a Parallel Investment).

          "Parallel Investment Expenses" means (i) all unreimbursed Professional Expenses and Out-of-Pocket Expenses incurred in connection with identifying, evaluating, structuring, negotiating, obtaining regulatory approval for, monitoring and preparing exit strategies for Parallel Investments; (ii) all unreimbursed Professional Expenses and Out-of-Pocket Expenses incurred in connection with the acquisition, holding, refinancing, pledging, sale or proposed refinancing, pledging or sale of all or any portion of any Parallel Investment; (iii) all expenses with respect to the formation, operation or administration of any Parallel Investment Vehicle (or, in the absence of any Parallel Investment Vehicle, any expenses comparable to the foregoing) and (iv) all investment fees pursuant to any Parallel Investment terms that correspond to
Section 5.03.

          "Parallel Investment Ownership Interest" means, at any time and with respect to any Partner that is a Participating Partner with respect to any Parallel Investment, (i) in the case of a Parallel Investment owned directly by such Partner at such time, such Partner's ownership interest in such Parallel Investment, and (ii) in the case of a Parallel Investment owned indirectly by such Partner at such time through a Parallel Investment Vehicle, such Partner's ownership interest in such Parallel Investment Vehicle. 6

          "Parallel Investment Vehicle" means any entity formed for the purpose of making any Parallel Investment in accordance with Section 4.04.

          "Participating Partner" means, with respect to any Investment, any Partner who has made a Capital Contribution in respect of such Investment.

          "Partners" means the General Partner and each Limited Partner admitted in accordance with Section 2.06 and any additional Limited Partners admitted in accordance with Section 2.07.

          "Partnership" means Caduceus Private Investments II, LP, the Delaware limited partnership governed by this Agreement.

          "Partnership Expenses" has the meaning set forth in Section 3.04(a).

          "Partnership Interests" means the partnership interests in the Partnership.

          "Partnership Investment" means an investment or series of investments by the Partnership in or with respect to any entity's securities or assets that is, in the sole judgment of the General Partner at the time the opportunity arises to make such investment or series of investments, an appropriate investment for the Partnership; provided that such entity is not a partnership or limited liability company (other than a partnership or limited liability company that is solely a vehicle for investing in securities that are eligible to be acquired by the Partnership as a Partnership Investment). Each Direct Investment shall be deemed to be a Partnership Investment for all purposes of this Agreement.

          "Partnership Investment Expense" means any expenses incurred in connection with consummating investment transactions that are attributable to a specific investment.

          "Partnership Investment Vehicle" means any entity wholly owned by the Partnership formed for the purpose of making any Partnership Investment in accordance with Section 4.01.

          "Partnership Investment Vehicle Expenses" means all expenses with respect to the formation, operation or administration of any Partnership Investment Vehicle.

          "Person" means any individual, company, corporation, trust, limited liability company, partnership, or other entity.

          "Prime Rate" means the rate of interest publicly announced by JP Morgan Chase & Co. in New York City from time to time as its prime rate.

          "Proceeds" means, with respect to any Investment, any cash and non-cash proceeds received from any sale, exchange, extinguishments, cancellation, termination, lapse, transfer or other disposition of securities or other assets constituting all or any portion of such Investment (except, in the discretion of the General Partner, any securities that are received pursuant to a recapitalization or reorganization of any entity in which an Investment has been made) and any dividends, interest or other income received in connection with such Investment (x) less any Expenses incurred in connection with the receipt of such proceeds or income and (y) plus the amount of any withholding or other tax imposed with respect to any Participating Partner's participation in such Investment.

          "Professional Expenses" means the expenses incurred by the Partnership, any Partnership Investment Vehicle or Parallel Investment Vehicle or the General Partner in respect of the fees and expenses of auditors, attorneys, tax advisors and consultants (but excluding consulting fees paid to the General Partner or its Affiliates for services intended to be covered by the Management Fee or activities of the General Partner required to be performed pursuant to its obligations hereunder).

          "Proposed Partnership Investment" means any Partnership Investment that the Partnership has committed to make.

          "Proposed Parallel Investment" means any Parallel Investment that the General Partner or any Parallel Investment Vehicle has committed to make or cause to be made.

          "QP Conduit" means one of two special purpose vehicles set up to invest directly in the QP Fund.

          "QP Fund" means Caduceus Private Investments II (QP), LP, a Delaware limited partnership formed to make investments in parallel with the Partnership and whose investors shall be "qualified purchasers" (as defined in the Investment Company Act) in compliance with Section 3(c)(7) of the Investment Company Act.

          "QP Fund Agreement" means the Limited Partnership Agreement of the QP Fund, as amended from time to time.

          "QP Fund Investment" means a "Partnership Investment" as defined in the QP Fund Agreement.

          "QP Partner" means a limited partner in the QP Fund (other than the QP Conduits) and an indirect investor in the QP Fund holding interests in a QP Conduit.

          "Remaining Capital Commitment" means, with respect to any Partner at any time, the excess, if any, of (i) such Partner's Capital Commitment at such time over (ii) such Partner's aggregate Capital Contributions made prior to such time.

          "Remaining Commitment Percentage" means, with respect to any Partner at any time, the percentage derived by (i) dividing such Partner's Remaining Capital Commitment at such time by the aggregate amount of all Partner's Remaining Capital Commitments (except as otherwise provided herein) at such time and (ii) multiplying such quotient by 100.

          "Required Partners" means at any time Limited Partners and QP Partners (other than Limited Partners who are the General Partner, the Management Company, their Affiliates or respective employees, and Defaulting Partners and defaulting QP Partners) having at least a majority of, collectively and not voting as separate classes, the aggregate amount of all Partners' Capital Commitments and QP Partners' capital commitments (other than Capital Commitments or capital commitments, as the case may be, of the General Partner, the Management Company, such Affiliates and employees, Defaulting Partners or defaulting QP Partners).

          "Scientific Advisory Board" means the scientific advisory board described in Section 3.01(d).

          "Special Allocation" has the meaning set forth in Section 6.09(d).

          "Special Distributions" has the meaning set forth in Section 6.02(e).

          "Special Expense Distribution" has the meaning set forth in Section 6.05.

          "Special Limited Partner" means any Limited Partner (or group of Limited Partners that are, in the reasonable determination of the General Partner, Affiliates of one another) (i) whose Capital Commitment to the Partnership is in the amount of $10 million or more or (ii) who in the judgment of the General Partner is capable of providing unique business opportunities to particular portfolio companies.

          "Special Tax Distribution" has the meaning set forth in Section
6.02(c).

          "Substituted Partner" has the meaning set forth in Section 11.02.

          "Transfer" has the meaning set forth in Section 10.01.

          "Tax-Exempt Investor" means a Limited Partner that is a U.S. person for U.S. federal income tax purposes and that is generally exempt from U.S. federal income tax.

          "Triggering Event" means with respect to any Person, the criminal conviction or admission by consent (including a plea of no contest or consent to an injunction or order prohibiting future violations of the securities laws by the Securities and Exchange Commission or other regulatory body) of such Person to a violation of the federal securities laws or applicable state law, or of any rule or regulation promulgated thereunder, or of any criminal statute involving a material breach of fiduciary duty; or the commission by such Person of an action, or the omission by such Person to take an action, if such commission or omission constitutes bad faith, gross negligence, willful misconduct, fraud or willful or reckless disregard for such Person's duties to the Partnership or the Limited Partners; or a material and ongoing breach of this Agreement by such Person.

          "Unused Credit Amount" means, at any time, the Credit Amount at such time, reduced by the sum of (i) the aggregate amount of such Credit Amount that has theretofore been applied, under Section 5.02, to satisfy the obligation of the General Partner to make Capital Contributions and (ii) without duplication of the foregoing, the aggregate amount of Credit Amount with respect to which Special Distributions have been made to the General Partner under Section 6.02(e).

          "U.S. Investor" means a Limited Partner that is a U.S. person for U.S. federal income tax purposes.

                                   ARTICLE II

                               GENERAL PROVISIONS

          SECTION 2.01. Name. The name of the Partnership is Caduceus Private Investments II, LP.

          SECTION 2.02. Office; Registered Agent. (a) The Partnership has and shall maintain a registered office in Delaware at, and the name and address of the Partnership's registered agent in Delaware is, The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, USA. (b) The business address of the General Partner shall be OrbiMed Capital II LLC, 767 Third Avenue, 30th Floor, New York, New York, 10017, USA, or such other place as the General Partner shall specify by notice to all the Partners.

          SECTION 2.03. Purposes of the Partnership. (a) The purposes of the Partnership are (i) to identify potential Partnership Investments, (ii) to acquire, hold and dispose of Partnership Investments, (iii) pending utilization or disbursement of funds, to invest such funds in accordance with the terms of this Agreement and (iv) to do everything necessary or desirable for the accomplishment of the above purposes or the furtherance of any of the powers herein set forth and to do every other act and thing incident thereto or connected therewith.

          (b) The Partnership shall make Investments only in health care and health-care related businesses with a particular focus on entities engaged in drug discovery and development, medical devices and medical diagnostics, and technology to facilitate the foregoing; provided that the Partnership may hold cash in money market funds and other short-term cash investments and may engage in hedging techniques using derivatives with respect to foreign currency risk, interest rate risk, and hedging gains with respect to Investments.

          (c) The Partnership, and the General Partner on behalf of the Partnership, may enter into and perform a subscription agreement with each Limited Partner and any agreements to induce any Person to purchase interests in the Partnership and any documents contemplated thereby or related thereto and any amendments thereto, without any further act, vote or approval of any Person, including any Partner, notwithstanding any other provision of this Agreement. The General Partner is hereby authorized to enter into the documents described in the preceding sentence on behalf of the Partnership, but such authorization shall not be deemed a restriction on the power of the General Partner to enter into other documents on behalf of the Partnership.

          SECTION 2.04. Liability of the Limited Partners Generally. Except as otherwise provided in this Agreement or the Delaware Act, no Limited Partner (or former Limited Partner) shall be obligated to make any contribution of capital to the Partnership or have any liability for the debts and obligations of the Partnership.

          SECTION 2.05. Fiscal Year. The fiscal year of the Partnership for financial statements and United States federal income tax purposes shall end on December 31st (or such other date as may be required by law).

          SECTION 2.06. Admission of Limited Partners. On the Initial Closing Date, each Person whose subscription for a Partnership Interest in the Partnership has been accepted by the General Partner shall, upon execution and delivery of a counterpart of this Agreement, become a Limited Partner and shall be shown as such on the books and records of the Partnership.

          SECTION 2.07. Additional Limited Partners. (a) At any time during the period commencing on the Initial Closing Date and ending on the Final Closing Date, the General Partner may at its discretion cause the Partnership to admit additional Limited Partners or allow any Limited Partner to increase its original Capital Commitment. Upon the execution and delivery of a counterpart of this Agreement, each such additional Limited Partner shall become a Limited Partner of the Partnership and shall be shown as such on the books and records of the Partnership. Neither the admission of any additional Limited Partner to the Partnership nor the increase in the original Capital Commitment of any existing Limited Partner pursuant to this Section 2.07 shall require the approval of any Limited Partners existing immediately prior to such admission or increase.

          (b) Additional Limited Partners admitted to the Partnership on any Closing Date other than the Initial Closing Date (and to the extent of any increase in their Capital Commitments on any such Closing Date, Limited Partners so increasing their Capital Commitments) shall make Capital Contributions for their pro rata share (on a combined basis with all Partners and QP Partners) of the Capital Contributions previously made by Partners for any Partnership Investments still held by the Partnership and the capital contributions previously made by the QP Partners for QP Fund Investments still held by the QP Fund at the time of their admission and for drawn but uninvested Capital Contributions and Partnership Expenses and Management Fees and analogous amounts under the QP Fund Agreement plus interest at the Prime Rate on such amounts from the date of each such contribution (or the initial Drawdown Date, in the case of Management Fees) to the date of the subsequent closing, and will share in any subsequent distributions and allocations of items of income, gain, loss or expense of the Partnership that are attributable to any such Investment. Amounts so contributed may result in dilution to existing Partners with respect to Partnership Investments made prior to such contribution (and a portion of such contribution shall be paid to the Management Company in the case of Management
Fees) or be applied to purchase QP Fund Investments such that the Partnership, on the one hand, and the QP Fund, on the other hand, will each hold a share of such investments, pro rata in the same proportion that the aggregate Capital Commitments bear to the aggregate capital commitments of the QP Fund. The purchase by the Partnership of such QP Fund Investments from the QP Fund shall be made at the QP Fund's cost in such QP Fund Investments plus an interest component on such amount equal to the Prime Rate. The interest component provided for above shall not be treated as income of the Partnership and shall be allocated to the existing Partners outside the Partnership by the General Partner.

          (c) No additional Limited Partner or Substituted Partner shall be admitted to the Partnership, and no existing Limited Partner shall be allowed to increase its original Capital Commitment, unless the admission of such Limited Partner or the increase of such Capital Commitment (i) would not, in the judgment of the General Partner, jeopardize the status of the Partnership as a partnership for United States federal income tax purposes, cause a dissolution of the Partnership under the Delaware Act or for United States federal income tax purposes, cause the Partnership's assets to be deemed to be "plan assets" for purposes of ERISA, cause the Partnership to be deemed to be an "investment company" for purposes of the Investment Company Act, cause the General Partner to be in violation of the Advisers Act, or cause the Partnership or any of its affiliates to be in violation of the Securities Act of 1933, as amended, and
(ii) would not, in the judgment of the General Partner, violate, or cause the Partnership to violate, any other applicable law or regulation.

          (d) Each Partner understands and agrees that the QP Fund Agreement will contain a provision analogous to this Section 2.07 enabling the QP Fund to admit additional QP Partners and to permit existing QP Partners to increase their capital commitments to the QP Fund, in each case on or prior to the Final Closing Date.

          SECTION 2.08. Number of Partners; Tax Treatment. The Partnership will have no more than 100 beneficial owners, in compliance with the exemption from registration as an "investment company" provided by Section 3(c)(1) of the Investment Company Act. It is the intention of the Partners that the Partnership be treated as a partnership for U.S. federal, state and local income tax purposes. Notwithstanding anything to the contrary in this Agreement, neither the General Partner nor any Limited Partner shall take any action inconsistent with such treatment, including the filing of any election to treat the Partnership as a corporation for U.S. federal, state or local income tax purposes

          SECTION 2.09. Competing Funds. Without the consent of the Required Partners, neither the General Partner nor its Affiliates shall close any other pooled investment fund (other than the QP Fund or a Parallel Investment Vehicle or funds existing or demonstrably contemplated on the date hereof) which has as its primary investment objective privately negotiated equity investments that are substantially similar to the types of investments to be made by the Partnership (any such fund being referred to hereinafter as a "Competing Fund"), until the earlier of (i) the time at which at least 70% of the aggregate Capital Commitments and the capital commitments of the QP Fund have been committed to or invested in, called for contribution for investment in, or reserved by the General Partner for Follow-on Investments with respect to, Investments, or follow-on investments with respect to investments by the QP Fund, and/or paid or reserved for payment of past or accrued Management Fees and Partnership Expenses (or analogous amounts with respect to the QP Fund) and (ii) the Full Investment Date. Until the Full Investment Date, a Competing Fund permitted by the preceding sentence shall co-invest alongside the Partnership (and the QP Fund and any Parallel Investment Vehicle) only on the same terms and conditions in all material respects; provided that such Competing Fund shall not co-invest in respect of a Follow-On Investment unless (x) such Competing Fund shall have previously co-invested in respect of the initial Investment that gave rise to such Follow-On Investment or (y) the Partnership has insufficient remaining capital to complete such Follow-On Investment.

          SECTION 2.10. Management Limited Partner. CPI Capital Services Inc. (the "Management Limited Partner"), in its capacity as Limited Partner of the Partnership, shall be vested with and shall, under the general supervision of the General Partner and with the General Partner's written consent with respect to each action or decision, have the right to act or cause the taking or refraining from the taking of any action, including by proposing, approving, consenting or disapproving, by voting or otherwise, with respect to the following matters:

               (1) the sale, exchange, lease, mortgage, assignment, pledge or other transfer of, or granting of a security interest in, any asset or assets of the Partnership;

               (2) the incurrence, renewal, refinancing or payment or other discharge of indebtedness by the Partnership;

               (3) the making of other determinations in connection with or concerning investments of the Partnership, including investments in property, whether real, personal or mixed.

Notwithstanding the foregoing rights of the Management Limited Partner, nothing in this Section 2.10 shall be construed to limit in any way the authority of the General Partner to act alone in taking any action or making any decision on behalf of the Partnership or to require the participation, approval or consent of the Management Limited Partner with respect to any such decision.

                                   ARTICLE III

          MANAGEMENT, ADMINISTRATION AND OPERATIONS OF THE PARTNERSHIP

          SECTION 3.01. (a) Management Generally. The management and control of the Partnership shall be vested exclusively in the General Partner, provided that certain administrative duties may be delegated by the General Partner as provided in paragraph (b) to this Section 3.01 and as provided in paragraphs (c) and (d) to this Section 3.01. The Limited Partners shall have no part in the management or control of the Partnership, shall exercise no influence over the management or policies of the Partnership and shall have no authority or right to act on behalf of or bind the Partnership in connection with any matter; provided that the General Partner shall consult with the Advisory Committee on certain matters from time to time as provided herein.

          (b) Administrative Services. The Partnership may retain the services of one or more entities to render various administrative services to the Partnership and may pay reasonable and customary compensation for such services as follows. The Partnership may retain an Affiliate of the General Partner to provide such administrative services. The General Partner shall engage OrbiMed Advisors LLC, a Delaware limited liability company and an Affiliate of the General Partner, as its Management Company to manage the business of the Partnership and provide the foregoing administrative services for a per annum fee equal to:

          (i) during the first 36 months following the initial Drawdown Date (the "36- Month Mark"), (A) on or prior to the Base Reduction Date, 1.5% of the aggregate Capital Commitments of all Limited Partners that are not Affiliates or employees of the General Partner (the "Non-GP Affiliate Limited Partners") on the first day of the relevant fiscal quarter and (B) after the Base Reduction Date, 1.0% of the aggregate remaining invested capital (as reduced by the cost basis of all Investments that have been sold or otherwise disposed of by the Partnership (other than those reinvested as permitted by Section 6.11(a)) of all Non-GP Affiliate Limited Partners on the first day of the relevant fiscal quarter;

          (ii) during the 24-month period immediately succeeding the 36-Month Mark (the "Succeeding 24-Month Mark"), (A) if the Base Reduction Date has not occurred, on or prior to the Base Reduction Date, 1.75% of the aggregate

                 Capital Commitments of all Non-GP Affiliate Limited Partners on the first day of the relevant fiscal quarter and (B) after the Base Reduction Date, 1.25% of the aggregate remaining invested capital (as reduced by the cost basis of all Investments that have been sold or otherwise disposed of by the Partnership (other than those reinvested as permitted by Section 6.11(a)) of all Non-GP Affiliate Limited Partners on the first day of the relevant fiscal quarter; and

          (iii) thereafter (A) if the Base Reduction Date has not occurred, on or prior to the Base Reduction Date, 2% of the aggregate Capital Commitments of all Non- GP Affiliate Limited Partners on the first day of the relevant fiscal quarter, and (B) after the Base Reduction Date, 1.5% of the aggregate remaining invested capital (as reduced by the cost basis of all Investments that have been sold or otherwise disposed of by the Partnership (other than those reinvested as permitted by Section 6.11(a)) of all Non-GP Affiliate Limited Partners on the first day of the relevant fiscal quarter;

to be paid by the Partnership quarterly, in advance (the "Management Fee"). All cash director's fees, breakup fees, commitment fees, monitoring fees and success fees received by the General Partner or the Management Company from portfolio companies constituting Investments (or, with respect to breakup fees, companies constituting prospective Investments), and travel expenses of the Management Company incurred with respect to monitoring Investments, shall be offset against the Management Fee accruing after such receipt for incurrence (appropriately pro rated between the Partnership and the QP Fund in proportion to their respective investment percentages in the applicable portfolio company); provided that (x) in no event shall the Management Fee be reduced below zero and (y) no offset of the Management Fee shall be made with respect to reimbursements paid to the General Partner, the Management Company, or their respective Affiliates or employees for out-of-pocket expenses incurred on behalf or with respect to portfolio companies. The Management Company will be responsible for monitoring Investments and funding all ordinary administrative and overhead expenses of the Partnership and its staff. Non-cash fees received by the General Partner or the Management Company from portfolio companies constituting Investments shall be allocated and assigned by the General Partner to the Partnership and the QP Fund and any other affiliated investment vehicle in proportion to such entity's investment in such portfolio company.

          (c) Advisory Committee. The Partnership's Advisory Committee, which will also serve as the advisory committee for the QP Fund, will consist of no less than three and no more than seven representatives of the Limited Partners and limited partners of the QP Fund, to be appointed by the General Partner. The Advisory Committee will advise the General Partner on certain matters related to the Partnership and will have final approval on issues involving any actual or potential conflicts of interest between the General Partner, the Management Company and the Partnership. In addition the Advisory Committee will periodically receive from the Management Company proposed valuations of fund investments and may request to review such valuations and to take the actions provided for in Section 6.03(b). Notwithstanding anything to the contrary contained in this Agreement, a member of the Advisory Committee shall not constitute a general partner of the Partnership. Notwithstanding anything to the contrary contained in this Agreement, none of the actions taken by the Advisory Committee, any member of the Advisory Committee or the Limited Partners hereunder shall constitute participation in the control of the business of the Partnership within the meaning of the Delaware Act. Actions of the Advisory Committee shall be on the basis of majority voting, with each member of the Advisory Committee having one vote. The Partners acknowledge that each member of the Advisory Committee represents the applicable Limited Partner appointing such member and may act in the best interests of such Limited Partner.

          (d) Scientific Advisory Board. The General Partner shall consult from time to time with the Scientific Advisory Board, which will also serve as the scientific advisory board for the QP Fund, made up of individuals experienced in the areas in which the Partnership intends to concentrate its investments. The General Partner shall decide upon the size and selection process for the Scientific Advisory Board members. Members of the Scientific Advisory Board shall be consulted individually from time to time on areas within their scientific expertise and shall meet periodically as a group, when necessary, to discuss areas of potential interest to the Partnership. Fees of the Scientific Advisory Board shall be paid by the Management Company out of the Management Fee. At any time, the General Partner may remove such Scientific Advisory Board members from their position(s) on the Scientific Advisory Board.

          SECTION 3.02. Authority of the General Partner. The General Partner shall have the power on behalf and in the name of the Partnership to carry out any and all of the objectives and purposes of the Partnership and to perform all acts which it may, in its discretion, deem necessary, desirable or convenient, including without limitation, the power to:

          (a) identify investment opportunities for the Partnership;

          (b) acquire, hold, manage, own, sell, transfer, convey, assign, exchange, pledge or otherwise dispose of any investment made or held by the Partnership;

          (c) open, maintain and close accounts with banks, brokerage firms or other financial institutions, deposit and withdraw funds in the name of the Partnership and draw checks or other orders for the payment of moneys;

          (d) enter into, and take any action under, any contract, agreement or other instrument as the General Partner shall determine to be necessary or desirable to further the purposes of the Partnership, including, without limitation, granting or refraining from granting any waivers, consents and approvals with respect to any of the foregoing and any matters incident thereto and entering into side-letters and agreements with certain Limited Partners;

          (e) bring and defend actions and proceedings at law or in equity and before any governmental, administrative or other regulatory agency, body or commission;

          (f) employ, on behalf and at the expense of the Partnership, and dismiss from such employment any and all attorneys, accountants, consultants, appraisers or custodians of the assets of the Partnership or other agents or employees (who may be designated as officers with titles), on such terms and for such compensation as the General Partner may determine, whether or not such Person may be, or also be otherwise employed by, any Affiliate of the General Partner;

          (g) make all elections, investigations, evaluations and decisions, including the voting of securities held by the Partnership, binding the Partnership thereby, that may in the judgment of the General Partner be necessary or desirable for the acquisition, management or disposition of investments by the Partnership;

          (h) enter into and perform any agency cross transaction in which any Affiliate of the General Partner acts as broker for both the Partnership and a party on the other side of the transaction or any agency transaction in which the Partnership is a principal and in which any Affiliate of the General Partner acts as broker for a party on the other side of the transaction (it being understood that the General Partner shall disclose any such transaction and its terms to the Advisory Committee);

          (i) incur expenses and other obligations on behalf of the Partnership in accordance with this Agreement, and, to the extent that funds of the Partnership are available for such purpose, pay all such expenses and obligations;

          (j) contribute funds to the Partnership in accordance with Section
3.06;

          (k) establish reserves in accordance with Sections 5.02(a), 6.03(d) and 9.04(b) for contingencies and for any other Partnership purpose;

          (l) in its discretion, form Partnership Investment Vehicles and permit Partners to make Parallel Investments outside the Partnership and Direct Investments; and

          (m) act for and on behalf of the Partnership in all matters incidental to the foregoing.

          SECTION 3.03. Other Authority. The General Partner agrees to use its best efforts (subject to the exceptions noted below) to operate the Partnership in such a way that (i) the Partnership will not be deemed to be an "investment company" for purposes of the Investment Company Act, (ii) none of the Partnership's assets will be deemed to be "plan assets" for purposes of ERISA,
(iii) the Partnership will not generate any "unrelated business taxable income" as defined in Section 512(a)(1) of the Code (provided that it is understood that any offsets against the Management Fee and any fees received by the Partnership attributable to services performed by the General Partner or the Management Company for portfolio companies may give rise to "unrelated business taxable income"), (iv) Limited Partners will not, as a consequence of an investment in the Partnership, be treated as engaged in a trade or business in the United States or realize any income that is treated as effectively connected with the conduct of a trade or business in the United States, within the meaning of
Section 864(c) or Section 897(a) of the Code (provided that it is understood that any offsets against the Management Fee and any fees received by the Partnership attributable to services performed by the General Partner or the Management Company for portfolio companies may give rise to such "effectively connected income"), and (v) the General Partner will be in compliance with the Advisers Act. Subject to the foregoing and to Section 3.14, the General Partner is hereby authorized to take any action (including making structural, operating or other changes in the Partnership, making structural or other changes in any Investment, amending this Agreement in any manner that would otherwise require only the approval of the Required Partners pursuant to Section 12.01(a), canceling in whole or in part the Remaining Capital Commitment of any Partner, requiring the sale in whole or in part of any Partner's interest in the Partnership or any Parallel Investment Ownership interest of such Partner, or dissolving the Partnership) it has determined in good faith to be necessary in order for (a) the Partnership not to be in violation of the Investment Company Act or any other material law, regulation or guideline applicable to the Partnership, (b) the Partnership's assets not to be deemed "plan assets" for purposes of ERISA, (c) except as set forth in the immediately preceding sentence, the Partnership will not generate any "unrelated business taxable income," as defined in Section 512(a)(1) of the Code, (d) except as set forth in the immediately preceding sentence, Non-U.S. Investors will not, as a consequence of an investment in the Partnership, be treated as engaged in a trade or business in the United States or realize any income that is treated as effectively connected with the conduct of a trade or business in the United States, within the meaning of Section 864(c) of the Code, and (e) the General Partner not to be in violation of the Advisers Act or any other material law, regulation or guideline applicable to the General Partner or any other material law, regulation or guideline applicable to the Partnership, any of its Affiliates or any Partner. Prior to taking any action pursuant to this Section
3.03 or, if such prior notice is not reasonably practicable, after taking such action, the General Partner shall provide notice thereof to any Partner affected by such action, but such action shall not require the approval of any Partner. The General Partner shall use commercially reasonable efforts to effect any action pursuant to this Section 3.03 on a pro rata basis with respect to similarly situated Limited Partners.

          SECTION 3.04. Expenses. (a) Subject to Sections 3.06 and 5.03, the Partnership shall be responsible for and shall pay all Partnership Expenses. All Partnership Expenses shall be paid out of funds of the Partnership determined by the General Partner to be available for such purpose. The aggregate expenses of the Partnership and the QP Fund shall generally be pro rated by the General Partner in its reasonable discretion and in accordance with each entity's aggregate capital commitments. As used herein, the term "Partnership Expenses" means all expenses or obligations of the Partnership or otherwise incurred by the General Partner in connection with this Agreement (other than the obligation of the Partnership to make or pay for any Partnership Investments), including without limitation:

          (i) all Organizational Expenses and ongoing administrative expenses of the Partnership, certain of which the Partnership intends to amortize over a period of 60 months;

          (ii) all ongoing Professional Expenses for services rendered to or in connection with the Partnership or in connection with this Agreement;

          (iii) all unreimbursed Out-of-Pocket Expenses incurred in connection with Partnership activities;

          (iv) all unreimbursed Professional Expenses and Out-of-Pocket Expenses (including Partnership Investment Vehicle Expenses) incurred in connection with the acquisition, holding, refinancing, pledging, sale or proposed refinancing, pledging or sale of all or any portion of any Investment and costs and expenses of researching, conducting due diligence on and otherwise maintaining the Investments (including travel expenses, provided that travel expenses incurred in connection with monitoring investments shall reduce the Management Fee) and costs and expenses associated with the retention of consulting specialists by the General Partner to assist it in the analysis, purchase and sale of Investments;

          (v) all expenses incurred in connection with any litigation or other proceeding involving the Partnership (including the cost of any investigation and preparation) and the amount of any judgment or settlement paid in connection therewith;

          (vi) all expenses for indemnity or contribution payable by the Partnership to any Person, whether payable under Article VIII or otherwise and whether payable in connection with any litigation involving the Partnership or otherwise;

          (vii) all unreimbursed expenses incurred in connection with the collection of amounts due to the Partnership from any Person;

          (viii) all expenses incurred in respect of any taxes imposed on the Partnership or in connection with tax proceedings that are characterized as Partnership Expenses pursuant to Section 3.11;

          (ix) all expenses incurred in connection with the preparation of amendments to this Agreement;

          (x)    all Partnership Investment Expenses;

          (xi)   the Management Fee; and

          (xii) all expenses incurred in connection with the dissolution and liquidation of the Partnership.

Notwithstanding the foregoing, the Participating Partners in respect of any Partnership Investment for which a Partnership Investment Vehicle is formed shall be responsible for and shall pay all Partnership Investment Vehicle Expenses with respect to such Partnership Investment Vehicle to the extent of their respective Capital Commitments, and the other Partners shall be deemed to have a Capital Commitment equal to zero for purposes of funding such Partnership Investment Vehicle Expenses.

          (b) The Participating Partners in respect of any Parallel Investment shall be responsible for and shall pay all Parallel Investment Expenses related to such Parallel Investment to the extent of their respective Capital Commitments, and the other Partners shall be deemed to have a Capital Commitment equal to zero for purposes of funding such Parallel Investment Expenses. If the General Partner determines, in its discretion, that any Expense relates to both a Partnership Investment and one or more Parallel Investments, the General Partner shall allocate such Expense among the Partnership and the applicable Parallel Investment Vehicles (or, in the case of a Parallel Investment without a Parallel Investment Vehicle, the Participating Partner or Participating Partners in respect of such Parallel Investment), pro rata in proportion to the aggregate Capital Contributions made with respect to such Partnership Investment and each such Parallel Investment.

          The General Partner and the Limited Partners acknowledge and agree that to the extent permitted by law (i) no Parallel Investment Expense shall be incurred for the benefit of or borne by the Partnership, (ii) no Parallel Investment Expense shall constitute or be deemed to be a Partnership Expense for any purpose and (iii) no creditor whose claims arise in connection with any Parallel Investment shall have any recourse or claim against the Partnership or any Partnership Investment or be entitled reasonably to rely on the existence of the Partnership or any Partnership Investment in extending credit with respect to such Parallel Investment. Without limiting the generality of the foregoing, to the extent permitted by law (x) no Parallel Investment Expense shall be set forth on the books and records of the Partnership or, except as otherwise required by law, listed on the tax returns to be filed by the Partnership and
(y) the Partnership shall not use any of its funds to pay or otherwise satisfy any Parallel Investment Expense.

          SECTION 3.05. Restriction on Borrowings. The Partnership shall not (i) incur any indebtedness for borrowed money, (ii) guarantee the obligations of any Person or (iii) otherwise become contingently liable with respect to any indebtedness of any Person.

          SECTION 3.06. Certain Contributions by the General Partner. The General Partner may, in its discretion, pay any Partnership Expense (or portion thereof) that the General Partner is otherwise entitled to require the Partners to fund pursuant to this Agreement, and such payment shall be treated as a cash contribution by the General Partner and credited to its Capital Account pursuant to Section 6.08(a). If the General Partner makes cash contributions to the Partnership pursuant to this Section 3.06, the General Partner shall have the option to require the Partners to fund, in accordance with Section 5.02(b), a Special Expense Distribution to the General Partner on any subsequent Drawdown Date on which the Partners are required to make Capital Contributions in respect of Investments.

          SECTION 3.07. Transactions with Affiliates. In addition to transactions specifically contemplated by this Agreement, the General Partner, when acting in its capacity as General Partner of the Partnership, is hereby authorized to purchase property or obtain services from, to sell property or provide services to, or otherwise to deal with the General Partner (acting in a capacity other than its capacity as General Partner of the Partnership), any Affiliate of the General Partner, any Partner, any Person in which a Partnership Investment has been, or is proposed to be, made, or any Affiliate of any of the foregoing Persons; provided that, in connection with any such dealing (other than those specifically contemplated by the immediately succeeding sentence of this Section 3.07) between the Partnership and the General Partner (acting in a capacity other than its capacity as General Partner of the Partnership), any Affiliate of the General Partner, or any Partner, such dealing shall be on terms no less favorable to the Partnership than the terms that would be obtained on an arm's-length basis and the General Partner shall disclose the arrangements of such dealing to the Advisory Committee. In connection with any services performed by any Affiliate of the General Partner for the Partnership, such Affiliate shall be entitled to be compensated by the Partnership for such services, and the amount of such compensation shall be determined by the General Partner in its discretion; provided that (x) such compensation at any time shall not exceed the amount such Affiliate would customarily receive from third parties as compensation at such time for the performance of similar services and (y) such services shall not be rendered for additional compensation if already covered by the Management Fee or if such services are of a type of activity required to be performed by the General Partner pursuant to its obligations hereunder. Each Partner acknowledges and agrees that the purchase or sale of property, the performance of such services, the borrowing of such funds, other dealings, or the receipt of such compensation may give rise to conflicts of interest between the Partnership and the Partners, on the one hand, and the General Partner or such Affiliate, on the other hand.

          SECTION 3.08. Other Activities, Conflicts of Interest. (a) Each Partner (1) represents and warrants that such Partner has carefully reviewed and understood the information contained in the Offering Memorandum and (2) acknowledges and agrees that the General Partner or any of its Affiliates may engage in any of the activities of the type or character described in the Offering Memorandum under the caption "Certain Risk Factors and Conflicts of Interest", or elsewhere therein, whether or not such activities have or could have an effect on the Partnership's affairs or on any Investment. Without limiting the generality of any of the foregoing, each Partner acknowledges and agrees that:

          (i) the General Partner, any of its Affiliates and any officer or employee of any such Person shall be required to devote only such time to the affairs of the Partnership as the General Partner determines in its discretion may be necessary to manage and operate the Partnership, and any such Person, to the extent not otherwise directed by the General Partner (but subject to Section 4.03), shall be free to serve any other Person or enterprise in any capacity that it may deem appropriate in its discretion; and

          (ii) Affiliates of the General Partner shall have the right to perform consulting services for, and to receive compensation from, any Person in which an Investment has been, or is proposed to be, made; provided that such services shall not be rendered for additional compensation if already covered by the Management Fee or if such services are of a type of activity required to be performed by the General Partner pursuant to its obligations hereunder. In addition, such Affiliates shall have the right to purchase property (including securities) from, to sell property or lend funds to, or otherwise to deal with, any Person in which an Investment has been, or is proposed to be, made. Employees of the General Partner and its Affiliates may also receive cash and equity compensation in connection with serving as directors of portfolio companies. Each Partner further acknowledges and agrees that the performance of such services, the purchase or sale of such property, the lending of such funds, other dealings, or the receipt of such fees may give rise to conflicts of interest between the Partnership and the Partners, on the one hand, and Affiliates of the General Partner, on the other hand, and that any such fees or other compensation will not be shared with the Partnership or any Partner.

          (b) Unless otherwise expressly provided herein, whenever a conflict of interest exists or arises between the General Partner, any of its Affiliates, or a Limited Partner, on the one hand, and the Partnership or, in the case of the General Partner or its Affiliates, any Limited Partner, on the other hand, the General Partner shall, promptly after becoming aware of such conflict of interest, disclose such conflict of interest to the Advisory Committee, together with information reasonably necessary to enable the Advisory Committee to evaluate such conflict of interest, and the Advisory Committee shall resolve such conflict of interest in its reasonable discretion after consultation with the General Partner.

          SECTION 3.09. Books and Records; Accounting Method. (a) The General Partner shall keep or cause to be kept at the address of the General Partner (or at such other place as the General Partner shall advise the other Partners) full and accurate books and records of the Partnership. Subject to Sections 3.10(a) and 3.10(b), such books and records shall be available, upon five Business Days' notice to the General Partner, for inspection and copying at reasonable times during business hours by each Limited Partner or its duly authorized agents or representatives for a purpose reasonably related to such Limited Partner's interest in the Partnership. Each Limited Partner agrees that such books and records contain confidential information relating to the Partnership and its affairs.

          (b) The Partnership's books of account shall be kept on the same basis followed by the Partnership for United States federal income tax purposes.

          SECTION 3.10. Confidentiality. (a) Each Partner, other than the General Partner, agrees to keep confidential, and not to disclose to any Person, any matter relating to the Partnership and its affairs, including the identities of the other Partners and the beneficial owners of the related Partnership Interests and any matter related to any Investment (other than disclosure to such Partner's employees, agents, advisors, or representatives responsible for matters relating to the Partnership and who need to know such information in order to perform such responsibilities (each such Person being hereinafter referred to as an "Authorized Representative") or the other Limited Partners); provided that such Partner or any of its Authorized Representatives may make such disclosure to the extent that (i) the information being disclosed is otherwise generally available to the public, (ii) such disclosure is requested by any governmental body, agency, official or authority having jurisdiction over such Partner or (iii) such disclosure, in the written opinion of legal counsel of such Partner or Authorized Representative, is otherwise required by law. Prior to making any disclosure described in clause (iii) of this Section 3.10(a), each Partner shall notify the General Partner of such disclosure and deliver to the General Partner a copy of the opinion referred to in such clause
(iii). Prior to any disclosure to any Authorized Representative, each Limited Partner shall advise such Authorized Representative of the obligations set forth in this Section 3.10(a) and obtain the agreement of such Person to be bound by the terms of such obligations. Notwithstanding any other provision of this Agreement, any Partner (and each of its employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Partnership and any Partnership Investment or Parallel Investment, provided that the foregoing does not constitute an authorization to disclose information identifying the Partnership, the Partners, or any parties to Partnership Investments or Parallel Investments or (except to the extent relating to such tax structure or tax treatment) any nonpublic commercial or financial information.

          (b) The General Partner may, to the maximum extent permitted by applicable law, keep confidential from any Limited Partner any information (including information requested by such Limited Partner pursuant to Section 3.09) the disclosure of which (i) the Partnership, any Partnership Investment Vehicle or Parallel Investment Vehicle or the General Partner is required to keep confidential by law or by the terms of any agreement entered into in good faith in connection with any proposed Investment or (ii) the General Partner reasonably believes may have an adverse effect on (x) the ability to consummate any proposed Investment or any transaction directly or indirectly related to, or giving rise to, such Investment, (y) the Partnership or any Partnership Investment Vehicle or Parallel Investment Vehicle or (z) any entity in which an Investment has been, or is proposed to be, made. If information is withheld from any Limited Partner pursuant to this Section 3.10(b), the General Partner shall provide such information to such Limited Partner after the circumstances described in the preceding sentence are no longer continuing.

          SECTION 3.11. Partnership Tax Returns. (a) The General Partner shall cause to be prepared and timely filed all tax returns required to be filed for the Partnership. The General Partner may, in its discretion, make, or refrain from making, any income or other tax elections for the Partnership that it deems necessary or advisable, including an election pursuant to Section 754 of the Code.

          (b) The General Partner is hereby designated as the Partnership's "Tax Matters Partner" under Section 6231(a)(7) of the Code. The General Partner is specifically directed and authorized to take whatever steps the General Partner, in its discretion, deems necessary or desirable to perfect such designation, including filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under Treasury regulations. Any Limited Partner shall have the right to participate in any administrative proceedings relating to the determination of Partnership items at the Partnership level. Expenses of such administrative proceedings undertaken by the Tax Matters Partner shall be Partnership Expenses. Each Limited Partner who elects to participate in such proceedings shall be responsible for any expenses incurred by such Limited Partner in connection with such participation. The cost of any resulting audits or adjustments of a Partner's tax return shall be borne solely by the affected Partner.

          (c) The General Partner shall, at the sole cost and expense of the affected Limited Partner, use commercially reasonable efforts to (i) provide each Limited Partner with such assistance as such Limited Partner may reasonably request in connection with any tax filing requirements arising in any jurisdiction other than the Limited Partner's jurisdiction of residence for tax purposes and relating to income derived by the Limited Partner from the Partnership, any Parallel Investment or any Parallel Investment Vehicle and (ii) assist the Limited Partners in obtaining any tax refunds or other tax benefits from any such jurisdiction, arising in connection with any Partnership Investment or Parallel Investment.

          SECTION 3.12. Annual Meeting. The General Partner shall call a meeting of the

Partners on an annual basis by giving notice of such meeting to each Partner not less than 30 days prior to such meeting. Such notice shall specify the time and place of such meeting.

          SECTION 3.13. Reliance by Third Parties. Persons dealing with the Partnership are entitled to rely conclusively upon the power and authority of the General Partner as herein set forth.

          SECTION 3.14. ERISA. The General Partner agrees to use its best efforts to operate the Partnership in such a way that none of the Partnership's assets would be deemed to be "plan assets" for purposes of ERISA by causing the Partnership to qualify as a "venture capital operating company" for purposes of ERISA. If, despite such efforts, the General Partner becomes aware or is notified that the Partnership's assets may be deemed to be such plan assets, and reputable counsel to the General Partner issues a legal opinion to the General Partner confirming that the foregoing is reasonably likely, then the General Partner may take any action authorized under Section 3.03, including without limitation canceling in whole or in part the ERISA Partners' respective Remaining Capital Commitments or requiring the sale in whole or in part of the ERISA Partners respective Partnership Interests in the Partnership, without the approval of any ERISA Partner; provided that such cancellation, sale or other action shall be imposed on all ERISA Partners pro rata in accordance with their respective Commitment Percentages (calculated without giving effect to the Capital Commitment of any Partner that is not an ERISA Partner).

                                   ARTICLE IV

                    INVESTMENTS AND INVESTMENT OPPORTUNITIES

          SECTION 4.01. Investments Generally. The assets of the Partnership shall, to the extent not required for the payment of expenses or otherwise necessary for the conduct of the Partnership's business (as determined by the General Partner in its discretion), and subject to Sections 2.03(b), 3.03 and 5.07, be invested in such Partnership Investments as the General Partner shall determine in its discretion. In the discretion of the General Partner, Partnership Investments shall be made either directly by the Partnership or indirectly through one or more Partnership Investment Vehicles, or shall be made as Direct Investments; provided, that at the time any Investment is made the General Partner may not, without the consent of the Required Partners, (i) allocate more than 15% of the aggregate Capital Commitments in any one Partnership Investment, (ii) allocate more than 25% of the aggregate Capital Commitments in non-United States entities, or (iii) allocate more than 33% (or up to 50% with the consent of the Advisory Committee) of the aggregate Capital Commitments in publicly traded securities; provided, however, that the General Partner may exceed the foregoing percentages without the consent of the Required Partners for a period of one year from the date of such Investment in the event the General Partner intends to syndicate such Investment in order to comply with the foregoing percentages following such syndication so long as in no event shall any Investment be allocated more than 25% of the aggregate Capital Commitments (including any amounts intended for syndication), and any such deviation from the foregoing 15% limitation with respect to the aggregate Capital Commitments shall be with respect to no more than one Investment at a time.

          Subject to and in accordance with Section 4.04, the General Partner may, in its discretion, permit certain Partners (other than an ERISA Partner) to make Parallel Capital Contributions outside the Partnership in such Parallel Investments as the General Partner shall determine in its discretion. In the discretion of the General Partner, Parallel Investments shall be made either directly by the Participating Partners in respect of such Parallel Investments or indirectly through one or more Parallel Investment Vehicles.

          Notwithstanding the foregoing, the Partnership shall not make any Investment in connection with a tender offer for outstanding securities of any Person that is the subject, directly or indirectly, of such Investment if the Board of Directors (or other analogous body) of such Person recommends in such Person's Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, as amended or supplemented, that security holders not tender securities pursuant to such offer. It is further understood that the Partnership will not make Investments of a type or character inconsistent with the investments described in the Offering Memorandum.

          SECTION 4.02. Co-Investments. If, in connection with one or more proposed Investments arising from a single investment opportunity and subject to
Section 4.03, the General Partner determines, in its discretion, that there are additional securities available for investment by the Eligible Partners (as hereinafter defined) outside the Partnership and other than through Parallel Investments, the General Partner may, in its discretion, offer such Eligible Partners an opportunity to make a Co-Investment in such additional securities (the "Excess Amount"). Such securities may be offered to Eligible Partners by the issuer of such securities or a third party. Each Eligible Partner will be offered an opportunity to make a Co-Investment in such securities in an amount equal to the product of (i) such Eligible Partner's Commitment Percentage (calculated without giving effect to the Capital Commitment of any Partner who is not an Eligible Partner) times (ii) the Excess Amount. If any Eligible Partner declines to invest in all or any portion of its share of the Excess Amount, such uncommitted amount will first be offered to any other Eligible Partner who has agreed to invest in its share of the Excess Amount and concurrently advised the General Partner of its willingness to make a Co-Investment in excess of such share, and the General Partner shall allocate such uncommitted amount among all such other Eligible Partners on a basis the General Partner determines in its discretion is, under the circumstances, equitable and practicable. Notwithstanding the foregoing, the General Partner shall be free to offer any uncommitted amount (in addition to any securities not offered to Eligible Partners) to the other Partners (including the General Partner), or to any other Person, which may include any Affiliates of the General Partner, funds advised by the General Partner or its Affiliates, or any director, officer, employee or agent of the General Partner or any of its Affiliates. For the avoidance of doubt, the General Partner shall not receive any Carried Interest in respect of Co-Investments made by Eligible Partners.

          The term "Eligible Partner" means, with respect to any proposed Co-Investment, all Special Limited Partners except (i) any Defaulting Partner and (ii) any Partner who is an Excused Partner with respect to any related Investment. Any Co-Investment shall be in the same securities and at the same cost as are applicable to any one or more of the related Investments; provided that:

          (a) such Co-Investment shall be subject to (A) the payment of a ratable portion of any expenses incurred by the General Partner or any of its Affiliates in connection with the making of such Co-Investment and (B) arrangements that would restrict the voting and transfer of the subject securities (provided that if voting or transfer restrictions are imposed, such arrangements would not permit the Partnership (in the case of any Partnership Investment in the same securities) or any Participating Partner (in the case of any Parallel Investment in the same securities) to sell all or any portion of such investment unless the Eligible Partners are given an opportunity to sell on a pro rata basis their Co-Investment on terms no less favorable than those applicable to the Partnership or such Participating Partner, as the case may be);

          (b) the General Partner and any Eligible Partner may agree to structure such Co- Investment so as (A) to utilize an investment vehicle (through which the General Partner (or, at the discretion of the General Partner, an Affiliate of the General Partner) and such Eligible Partner would make their investments) or (B) to offer to such Eligible Partner the opportunity to make a Co-Investment in securities which are different from those securities offered to other Eligible Partners, in each case only to the extent necessary in order for neither the General Partner nor any of its Affiliates to be a "fiduciary" within the meaning of ERISA or an "investment adviser" within the meaning of the Advisers Act of any Eligible Partner in connection with such Co-Investment; and

          (c) in the case of any Eligible Partner who is subject to Part 4 of Subtitle B of Title I of ERISA, such Eligible Partner will not be permitted to participate in such Co-Investment unless such Eligible Partner acknowledges in writing that neither the General Partner nor any of its Affiliates is a "fiduciary" within the meaning of ERISA of such Eligible Partner in connection with such Co-Investment.

Any amounts invested by any Partner pursuant to this Section 4.02 shall not be accounted for as Capital Contributions and shall in no way affect the Capital Account or Remaining Capital Commitment of any Partner hereunder.

          SECTION 4.03. Suitability of Investments. The General Partner shall determine in good faith whether any investment offered or available to the Partnership is an appropriate investment for the Partnership to make (or to permit the Partners to make) as one or more Investments and, if so, the aggregate size of such Investment or Investments (which may be less than the total amount offered to the Partnership).

          SECTION 4.04. Structuring of Investments; Parallel Investments. (a) In structuring any investment opportunity, the General Partner may, in its discretion but solely to comply with regulatory requirements or tax laws (including without limitation possible tax efficiencies available to certain Limited Partners) after such consultation with Partners as the General Partner, in its discretion, deems appropriate, structure such investment opportunity (i) as one or more Partnership Investments or (ii) in part as one or more Partnership Investments and in part as one or more Parallel Investments. In addition, the General Partner may permit different groups of Partners to make Capital Contributions with respect to different Investments arising from a single investment opportunity; provided that (i) no ERISA Partner shall be permitted or required to make a Capital Contribution with respect to any Parallel Investment and (ii) no other Partner who advises the General Partner that it desires not to participate in a Parallel Investment shall be required to make a Capital Contribution with respect to such Parallel Investment. The General Partner shall use reasonable efforts to ensure that Participating Partners invest pro rata based on their relative Capital Commitments in such Parallel Investments.

          (b) If any single investment opportunity is structured as more than one Investment and the General Partner permits different groups of Partners to make Capital Contributions with respect to different Investments arising from such investment opportunity:

               (i) the securities comprising any Investment arising from such investment opportunity shall be the same as the securities comprising each other Investment arising from such investment opportunity;

               (ii) subject to Section 5.02(b), it is understood that each Partner shall be required, with respect to one or more Investments arising from such investment opportunity, to make an aggregate Capital Contribution equal to the product of (x) such Partner's Remaining Commitment Percentage times (y) the aggregate amount of all Investments arising from such investment opportunity;

               (iii) any Partner that makes an aggregate Capital Contribution in accordance with clause (ii) of this Section 4.04(b) with respect to one or more Investments arising from such investment opportunity shall be deemed to have a Remaining Capital Commitment equal to zero for purposes of all other Investments to be made by the Partnership arising from such investment opportunity; and

               (iv) other than upon dissolution of the Partnership, securities comprising all or any portion of any Investment arising from such investment opportunity shall not be directly or indirectly sold, exchanged, transferred or otherwise disposed of, or Proceeds in respect thereof distributed, unless securities comprising all or an equivalent portion, as the case may be, of each other Investment arising from such investment opportunity are directly or indirectly disposed of, or Proceeds in respect thereof distributed, at or about the same time, for equivalent consideration and otherwise on substantially similar terms. For purposes of this Section 4.04(b), the securities comprising any Investment shall be the securities issued by the ultimate Person in which the Investment has been made, without regard to the securities, if any, issued by any Partnership Investment Vehicle or Parallel Investment Vehicle.

          (c) The General Partner and the Partners acknowledge and agree that each Parallel Investment constitutes an Investment (but not a Partnership Investment) for purposes of certain provisions of this Agreement. Without limiting the generality of the foregoing, it is understood that the terms of each Parallel Investment applicable to the acquisition, management and disposition of such Parallel Investment shall be set forth in an agreement or agreements between the General Partner and the Participating Partners in respect of such Parallel Investment, and shall be substantially similar to those contained in this Agreement with respect to Partnership Investments (including, mutatis mutandis, the provisions of Section 5.03 with respect to investment fees and the provisions of Article VI with respect to the determination of the amount that the General Partner is entitled to receive, as a share of income, profit or gain or otherwise, from any Participating Partner in respect of such Parallel Investment based upon the performance of such Parallel Investment). The terms of the agreement or agreements referred to in the immediately preceding sentence shall apply only to the particular Parallel Investment or Parallel Investments covered by such agreement or agreements.

          (d) Notwithstanding anything in this Agreement to the contrary, including the provisions of Section 4.04(c), the General Partner and the Partners acknowledge and agree that to the extent permitted by law (i) each Parallel Investment shall be made for the sole benefit and use of the Participating Partners in respect of such Parallel Investment (and not made for the benefit or use of the Partnership), (ii) no Parallel Investment shall constitute or be deemed to be an asset of the Partnership for any purpose and
(iii) no creditor of the Partnership shall have any recourse or claim against any Parallel Investment or be entitled reasonably to rely on the existence of any Parallel investment in extending credit to the Partnership. Without limiting the generality of the foregoing, to the extent permitted by law (x) no Parallel Investment shall be set forth on the books and records of the Partnership or, except as otherwise required by law, listed on the tax returns to be filed by the Partnership and (y) the Partnership shall not use any of its funds to acquire or otherwise make any Parallel Investment.

          (e) Each Limited Partner does hereby constitute and appoint the General Partner as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute and sign any agreement or instrument that is necessary or desirable in connection with establishing the terms of or otherwise structuring any Parallel Investment in which such Limited Partner elects to participate in accordance with this Section 4.04, including without limitation any agreement or instrument required for the formation of any Parallel Investment Vehicle; provided that in no event shall the power of attorney granted hereby be exercised so as to adversely modify or affect the limited liability of such Limited Partner. The power of attorney granted hereby is coupled with an interest and shall (i) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination or bankruptcy of the Limited Partner granting the same or the transfer of all or any portion of such Limited Partner's interest in the Partnership, and (ii) extend to such Limited Partner's successors, assigns and legal representatives.

          SECTION 4.05. Direct Investments. (a) Generally. It is understood that the General Partner may, in its discretion after such consultation with Partners as the General Partner in its discretion deems appropriate, structure any Investment as a direct acquisition by one or more Partners (other than (i) ERISA Partners and (ii) other Partners who advise the General Partner that they desire not to participate in such direct acquisition) of the securities comprising such Investment outside the Partnership, but treat such investment as a Partnership Investment, and not as a Parallel Investment, for all purposes of this Agreement. Each such Investment so treated is hereinafter referred to as a "Direct Investment". Without limiting the generality of the foregoing, each Direct Investment shall be reflected as a Partnership Investment on the books and records of the Partnership. Capital Contributions in respect of such Direct Investment shall be reflected in the Capital Account of each Participating Partner and Proceeds and items of income and gain. Loss, deduction and credit attributable to such Direct Investment shall be subject to the distribution and allocation provisions of Article VI.

          (b) Appointment of the General Partner. Each Partner hereby appoints the General Partner as its agent to act as such Partner's exclusive investment manager with respect to each

Direct Investment, and authorizes the General Partner to make all determinations and to take all actions that the General Partner determines in its discretion are necessary or desirable with respect to the acquisition, holding, management, ownership, sale, transfer, conveyance, assignment, exchange, pledge, or other disposition of any Direct Investment, in each case in accordance with and subject to the terms set forth in this Agreement.

          (c) Registration and Possession of Securities. If the securities comprising any Direct Investment are registered securities (including any uncertificated securities), such securities shall be registered in the name of the respective Participating Partners with respect to such Direct Investment. If the securities comprising such Direct Investment are certificated securities, the General Partner or the Partnership shall hold, or the General Partner shall designate another Person acting as custodian to hold, all certificates representing such securities for the account of such Participating Partners.

          (d) Restrictions on Transfer of Direct Investments. Except as effected by the General Partner as investment manager pursuant to this Section 4.05, no Participating Partner with respect to any Direct Investment may, directly or indirectly, Transfer all or any portion of its interest in any Direct Investment to any Person without the prior written consent of the General Partner (which may, in the General Partner's discretion, be granted on such terms as the General Partner determines or withheld). If the General Partner consents to any Transfer, such Participating Partner shall be free to make such Transfer within 120 days after notice of such consent. The General Partner shall be authorized pursuant to this Section 4.05(d) to consent to the Transfer of any Participating Partner's interest in any Direct Investment to any Person, including without limitation the General Partner or any of its Affiliates.

          The foregoing provisions of this Section 4.05(d) shall not apply to any Transfer which shall occur by operation of law or pursuant to Section 5.05.

          (e) Payments with Respect to Direct Investments. Each Partner hereby authorizes the General Partner to open and maintain an account (a "Direct Investment Account") in the name of such Partner to receive any and all payments or other distributions made in respect of the securities comprising any Direct Investment with respect to which such Partner is a Participating Partner. It is understood that such payments or other distributions shall include, without limitation, all Proceeds in connection with such Direct Investment and any securities that are issued pursuant to a recapitalization or reorganization of any Person in which such Direct Investment has been made. In furtherance of the foregoing, each Partner agrees that:

               (i) The General Partner shall be entitled to exercise any and all rights in connection with any Direct Investment Account, including without limitation the right to specify when and to whom payments are to be made out of such Direct Investment Account. Each Partner shall be entitled to receive distributions in accordance with, and subject to the provisions of Article VI in respect of any payment or other distribution made in respect of the securities comprising any Direct Investment with respect to which such Partner is a Participating Partner.

               (ii) Each Partner who is a Participating Partner with respect to any Direct Investment shall advise each Person who proposes to make any payment or other distribution with respect to the securities comprising such Direct Investment of the provisions of this Section 4.05(e) and instruct such Person to make such payment or other distribution to the applicable Direct Investment Account. If, notwithstanding the provisions of this clause (ii), any Person makes any payment or other distribution with respect to the securities comprising such Direct Investment directly to such Partner, such Partner and the General Partner shall notify each other to such effect and such Partner shall forthwith pay over or otherwise transfer to such Direct Investment Account such payment or other distribution.

               (iii) If any Partner fails to make all or any portion of a payment or transfer required under this Section 4.05(e), such failure shall be treated as a Default under this Agreement and, if such failure shall not have been cured by such Partner within ten Business Days or waived by the General Partner in its discretion (unless such Partner is an Affiliate of the General Partner, in which case the General Partner shall not waive such failure), such failure shall be treated as an Event of Default and the provisions of Section 5.05 shall apply; provided that notwithstanding Section 5.05, the General Partner may not require other Partners to pay or contribute funds to the Partnership to cover the amount in default.

               (iv) The obligation of each Partner to make any payment or transfer required by this Section 4.05(e)(ii) and (iii) shall in no way affect the Remaining Capital Commitment of any Partner hereunder and such payment shall not constitute a Capital Contribution for purposes of this Agreement. The rights and remedies referred to in
          Section 5.05 shall be in addition to, and not in limitation of, any other rights available to the General Partner or the Partnership under this Agreement or at law or in equity.

          (f) Proxy. To the fullest extent permitted by applicable law, each Partner (other than any ERISA Partner) hereby irrevocably appoints and constitutes each of the Partnership, the General Partner and each officer of the General Partner, for the duration of this Agreement, as such Partner's true and lawful attorney, agent, and proxy for and in such Partner's name, place, and stead with the exclusive right to vote all securities comprising any Direct Investment with respect to which such Partner is a Participating Partner at any annual or special meeting of holders of such securities, or any adjournment thereof, and on any other occasion in respect of which the consent of such Partner may be given or shall be requested by the Person that has issued such securities or any other Person, whether at a meeting or pursuant to the execution of a written consent or otherwise, for all purposes in connection with any matter whatsoever. To the fullest extent permitted by applicable law, each Partner (other than any ERISA Partner) agrees that it will not, so long as any securities comprising any Direct Investment with respect to which such Partner is a Participating Partner shall be subject to this Agreement, vote or attempt to vote such securities, appoint any Person other than the Partnership, the General Partner or any officer of the General Partner as its attorney, agent, or proxy with respect to such securities, or take any other action, in each case, if any thereof would be inconsistent with the appointment of the Partnership, the General Partner and such officer as such Partner's true and lawful attorney, agent, and proxy, or the exercise of any such Person of the powers granted to such Person hereunder.

          (g) Power of Attorney. Each Limited Partner (other than any ERISA Partner) does hereby constitute and appoint the General Partner as its true and lawful representative and attorney-in-fact, in its name, place, and stead to make, execute, sign, and file any and all agreements and other documents necessary or desirable to take or cause to be taken any action with respect to Direct Investments contemplated by this Agreement; provided that in no event shall the power of attorney granted hereby be exercised so as to adversely modify or affect the limited liability of such Limited Partner. The power of attorney granted pursuant to this Section 4.05(g) is coupled with an interest and shall (i) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination, or bankruptcy of such Limited Partner or the transfer of all or any portion of such Limited Partner's interest in the Direct Investments, and (ii) extend to such Limited Partner's successors, assigns, and legal representatives.

          (h) Cooperation on Litigation Matters. If any action, claim, suit, investigation, or proceeding (in each case. an "Action") related to, arising out of, or in connection with any Direct Investment shall be brought, and any Partner that is a Participating Partner with respect to such Direct Investment or the General Partner, as the case may be, has knowledge of such Action, such Person shall promptly notify the other party to such effect. The General Partner shall, to the extent permitted by applicable law, assume the defense of any Action with counsel reasonably satisfactory to such Partner and such Partner agrees to cooperate fully, as and to the extent reasonably requested by the General Partner, in connection with such Action; provided that if the General Partner fails to assume the defense of any Action in a timely manner, or withdraws from such defense, or if such Partner determines in its reasonable judgment that having common counsel would present such counsel with a conflict of interest or that there are defenses available to it that are not available to the General Partner, then such Partner shall have the right to employ separate counsel to represent or defend it in any such Action.

          SECTION 4.06. Exclusion from Investments. The General Partner may, in good faith, cause a Partner to be excluded from all future Investments if the General Partner determines, in good faith based on the opinion of reputable counsel, that participation by such Partner in such Investments (i) may result in a violation of the Investment Company Act, the Advisers Act or any other material law, regulation or guideline applicable to the General Partner, the Partnership, any Affiliate of the Partnership or any Partner, (ii) may cause the Partnership's assets to be deemed "plan assets" for purposes of ERISA or (iii) may have a material adverse effect on the Partnership or, in the case of a Parallel Investment, any applicable Parallel Investment Vehicle) or the General Partner. After taking any action pursuant to this Section 4.06, the General Partner shall provide notice thereof to the affected Partner, but such action shall not require the approval of any Partner. The General Partner shall use commercially reasonable efforts to ensure that such exclusion or other action is imposed on all similarly situated Partners pro rata in accordance with their respective Commitment Percentages (calculated without giving effect to the Capital Commitment of any Partner that is not so similarly situated)

          SECTION 4.07. Tax Undertakings with Respect to Investments. (a) The General Partner agrees to use commercially reasonable efforts (i) to minimize any adverse tax consequences to any U.S. Investor from Investments in equity securities in any entity that is, for U.S. federal income tax purposes, a "controlled foreign corporation" or a "passive foreign investment company" (a "PFIC") and (ii) to prevent any Investment from constituting an investment in equity securities of a "foreign personal holding company" for U.S. federal income tax purposes. In this regard, the General Partner shall use commercially reasonable efforts to ensure that no Investment constitutes an investment in equity securities of a PFIC unless the PFIC has agreed to provide the General Partner with sufficient information to make a "qualified electing fund" election.

          (b) The General Partner shall use commercially reasonable efforts to structure Investments in entities organized outside the United States, or in entities with significant operations outside the United States, in such a manner that Limited Partners will not be subject to tax, and will not be required to file any tax return, in the relevant jurisdiction or jurisdictions, as a consequence of the Limited Partner's investment in the Partnership, the relevant Parallel Investment or the relevant Parallel Investment Vehicle, as the case may be, in respect of income that is not derived from the Partnership (or the relevant Parallel Investment or Parallel Investment Vehicle, as the case may
be).

                                    ARTICLE V

                  CAPITAL COMMITMENTS AND CAPITAL CONTRIBUTIONS

          SECTION 5.01. Capital Contributions. (a) Each Partner hereby agrees to make Capital Contributions from time to time as hereinafter set forth; provided that, except as otherwise provided in Section 5.02(d), the applicable Drawdown Notices are delivered to the Partners prior to the Full Investment Date. Notwithstanding anything contained in this Agreement, no Partner (except any Defaulting Partner as provided in Section 5.05(e)(y)) shall be required to make any Capital Contribution if, at the time such Capital Contribution is to be made, such Capital Contribution exceeds such Partner's then Remaining Capital Commitment.

          (b) The General Partner may in its discretion, cancel the Remaining Capital Commitments of all Partners (and the Full Investment Date shall be deemed to have occurred) at any time if:

               (i) the aggregate Remaining Capital Commitments of all Partners and remaining capital commitments of QP Partners at such time is less than 15% of the aggregate Capital Commitments of all Partners and the aggregate capital commitments of all QP Partners, or

               (ii) the General Partner determines in good faith based on the opinion of reputable counsel that changes in any applicable law or regulation make such cancellation necessary.

          (c) Notwithstanding anything to the contrary contained herein, the power of the General Partner to make Investments and to require Capital Contributions from the Partners in respect of such Investments may be suspended by written notice to the General Partner, and the Full Investment Date shall be deemed to have occurred, upon (i) the vote or written consent of the Required Partners or (ii) the occurrence of a Key Person Event; provided that (x) the foregoing suspension shall not limit the General Partner's right to require further Capital Contributions with respect to (1) Partnership Expenses and Management Fees, (2) completing Investments that are subject to binding agreements or commitments on the part of the Partnership, and/or (3) subject to the limitations provided in this Agreement, Follow-on Investments; and (y) the

Required Partners may reinstate such right of the General Partner to make Investments and require Capital Contributions in respect of such Investments in the event they reasonably believe that the General Partner has cured the circumstances giving rise to such suspension or that the Key Person Event is not material to the Partnership, and the Full Investment Date shall be extended accordingly.

          SECTION 5.02. Drawdown Procedures. (a) Generally. Each Limited Partner shall make Capital Contributions in such amounts and at such times as the General Partner shall specify in notices ("Drawdown Notices") delivered from time to time to such Partner. All Partnership Capital Contributions (other than Partnership Capital Contributions with respect to Direct Investments) shall be paid to the Partnership in immediately available funds in United States dollars by 11:00 A.M. (New York City time) on the date specified in the applicable Drawdown Notice. All Parallel Capital Contributions (and all Partnership Capital Contributions with respect to Direct Investments) shall be paid to the Person and the account and at the time specified in the applicable Drawdown Notice (it being understood that payment of Parallel Capital Contributions shall not constitute cash contributions to the Partnership and shall not be paid to any account of the Partnership). Partnership Capital Contributions may include amounts that the General Partner determines in its discretion are necessary or desirable to establish reserves in respect of Partnership Expenses and amounts necessary to make Special Distributions. The General Partner shall make Capital Contributions in such amounts as hereinafter set forth and at the same times and in the same manner as the Limited Partners who are required to make related Capital Contributions: provided that (i) the General Partner shall be relieved of its obligation to make Capital Contributions in cash (with respect to amounts called in excess of that amount which must be satisfied by a Capital Contribution in cash as set forth in the definition of "Capital Commitment" in
Section 1.01) to the extent of the Unused Credit Amount on the date on which the Capital Contribution is payable and (ii) if any single investment opportunity is structured as more than one Investment (e.g., a Partnership Investment and a Parallel Investment), the General Partner shall make its entire Capital Contribution (based on the aggregate amount invested in all such Investments) to only one of such Investments (i.e., to either the Partnership Investment or the Parallel Investment, but not to both) and, if such Capital Contribution is so made, the General Partner shall not be obligated to make any Capital Contribution to any other such Investments arising from such investment opportunity.

          (b) Regular Drawdowns. Except as otherwise provided in Section 5.02(c), each Drawdown Notice shall specify:

          (i) the Drawdown Amount;

          (ii) the required Capital Contribution to be made by such Partner;

          (iii) the date (the "Drawdown Date") on which such Capital Contribution is due (which shall be a Business Day at least ten Business Days from and including the date of delivery of the Drawdown Notice); and

          (iv) the Person and the account to which such Capital Contribution should be paid.

          Subject to Sections 4.01, 4.04(b)(iii), 4.06 and 5.02(a), in connection with any Drawdown, except as provided below, each Partner (including the General Partner) shall be required to make a Capital Contribution equal to the product of (x) such Partner's Remaining Commitment Percentage times (y) the Drawdown Amount specified in the applicable Drawdown Notice; provided that the General Partner may in its discretion determine that with respect to any Follow-on Investment only Participating Partners with respect to the investment or investments giving rise to the Follow-on Investment shall be required to make a Capital Contribution. Subject to the last sentence of the first paragraph of
Section 3.04(b), in connection with any such Drawdown to be applied to pay Expenses or to make a Special Expense Distribution, each Partner (including the General Partner) shall be required to make a Capital Contribution equal to the product of (x) such Partner's Commitment Percentage times (y) the Drawdown Amount specified in the applicable Drawdown Notice. Notwithstanding the immediately preceding sentence;

          (A) subject to clause (B) below, in connection with any Expense (or the portion of any Special Expense Distribution related to such Expense) directly and solely attributable to one or more Investments (including without limitation the investment fee referred to in Section 5.03 or the corresponding terms of any Parallel Investment), only those Partners who are Participating Partners with respect to such Investments shall be required to make Capital Contributions in respect of such Expense (or such related portion), calculated on the basis of such Partners' respective Investment Percentage with respect to such Investments; and

          (B) the General Partner may calculate the Capital Contributions to be made by the Partners in respect of any Expense (or the portion of any Special Expense Distribution related to such Expense) on a basis other than Commitment Percentages and/or Investment Percentages and/or require certain (but not all) Partners to make Capital Contributions in respect of such Expense (or such related portion) if the General Partner determines in its discretion that such allocation is clearly more equitable (e.g., in the event any Partner benefits disproportionately in respect of, or has requested an accommodation that gives rise to, such Expense).

          (c) Special Drawdowns. If in connection with the making of any Investment or the payment of any Expense in respect of which a Drawdown Notice has been delivered, the General Partner shall determine, in its discretion, that it is necessary or desirable to increase the required Capital Contribution to be made by any Partner in connection therewith (it being understood that generally any such increase would be borne pro rata by all of the Partners, except in unusual circumstances such as a Default or an Expense allocated in accordance with the immediately preceding sentence), the General Partner shall deliver an additional Drawdown Notice to such Partner amending the original Drawdown Notice and specifying:

          (i) the amount of any increase in the Drawdown Amount;

          (ii) the amount of the increase in the required Capital Contribution to be made by such Partner;

          (iii) the Drawdown Date with respect to the amount of the increase in the required Capital Contribution if different from the Drawdown Date specified in the original Drawdown Notice; and

          (iv) the reason for such increase.

          The Drawdown Date with respect to the amount of the increase in the required Capital Contribution shall be the later of (i) the Drawdown Date specified in the original Drawdown Notice and (ii) five Business Days from and including the date of delivery of the additional Drawdown Notice.

          Any increase in the required Capital Contribution of any Partner pursuant to Section 5.05 or 5.06 shall be calculated in the manner set forth therein. Any increase in the required Capital Contribution of each Partner (including the General Partner) due to an increase in the Drawdown Amount specified in the original Drawdown Notice shall be calculated in accordance with
Section 5.02(b) (after giving effect to Sections 5.05 and 5.06, if applicable) with respect to the amount of the increase in the Drawdown Amount.

          (d) Drawdowns After the Full Investment Date. After the Full Investment Date, all Partners will be released from any further obligation with respect to their Remaining Capital Commitments (the "Unfunded Commitments"), except to the extent necessary to: (i) cover Partnership Expenses, including but not limited to Management Fees; (ii) complete Investments by the Partnership in respect of transactions agreed to by the Partnership prior to the Full Investment Date; and (iii) make Follow-On Investments in companies that are portfolio companies on the Full Investment Date in an aggregate amount of up to 10% of the aggregate Capital Commitments for a period of three years after the Full Investment Date (or up to one additional year after such three-year period if approved by the Advisory Committee) (it being understood that in no event shall any Partner's obligation with respect to the foregoing exceed such Partner's Remaining Capital Commitment).

          SECTION 5.03. Management Fee. In consideration for its services rendered under Section 3.01(b), the Partnership shall pay to the Management Company on January 1, April 1, July 1 and October 1 of each year, the Management Fee. The Management Fee shall be included in the initial Drawdown Amount for each Partnership year and shall be paid as set forth in Section 3.01(b). The General Partner and its Affiliates and employees shall not be obligated to pay any portion of the Management Fee (it being understood that the other Partners shall not be required to pay such waived Management Fee on behalf of the foregoing Persons exempted from payment of the Management Fee). The Management Company may retain one or more placement agents to assist in the placement of Interests in the Partnership. The Management Company will pay (i) the fees of any such placement agents and any marketing costs in connection therewith and
(ii) the expenses of the Scientific Advisory Board.

          SECTION 5.04. Loans to Fund Drawdowns. (a) If the General Partner shall determine, in its discretion, that funds are necessary to make an Investment or to pay an Expense prior to the time all or a portion of such funds are otherwise made available by the Partner in accordance with this Article V, subject to compliance with applicable law or regulation the General Partner or any of its Affiliates may, acting as agent for (and without any further consent or other action by) any Partner required to make a Capital Contribution with respect to such Investment or

Expense, make such Capital Contribution on behalf of such Partner and the amount so paid shall constitute a loan to such Partner: provided that (i) the General Partner shall have delivered the applicable Drawdown Notice or Notices in respect of such Investment or Expense and (ii) the General Partner shall use reasonable efforts to notify the Partners at least five Business Days (and shall, in any event, notify the Partners at least four Business Days) prior to such loan date of its intention to make such loan in order to give such Partners the opportunity, in their discretion, to make their required Capital Contributions at least one Business Day prior to such loan date in lieu of receiving such loan; and provided further that each ERISA Partner and each Early Funding Partner shall be required to make its required Capital Contribution at least one Business Day prior to such loan date in lieu of receiving such loan. The notice referred to above may constitute part of a Drawdown Notice.

          (b) Each Partner promises to pay the principal amount of any loan made by the General Partner or any of its Affiliates to such Partner pursuant to
Section 5.04(a), together with interest at a rate per annum equal to the lesser of (i) the Prime Rate plus 2% and (ii) the maximum rate permitted under the laws of the State of Delaware, on the Drawdown Date applicable to the Capital Contribution in respect of which such loan was made. Each Partner shall make any payment required pursuant to this Section 5.04(b) in immediately available funds in United States dollars. The General Partner shall deliver a notice to such Partner, specifying the amount payable by such Partner pursuant to this Section 5.04(b), at least five Business Days before such Drawdown Date; provided that the failure to deliver such notice shall not affect such Partner's obligations under this Section 5.04(b).

          The obligation of each Partner to make any payment required by this
Section 5.04(b) shall in no way affect the Remaining Capital Commitment of any Partner hereunder and such payment shall not constitute a Capital Contribution for purposes of this Agreement.

          (c) As security for its obligations under Section 5.04(b) each Partner (other than any ERISA Partner or Early Funding Partner) hereby grants to the General Partner and its assigns, to the extent permitted by applicable law, a security interest in (i) such Partner's interest as a Partner in the Partnership, including the rights and obligations of such Partner as provided in this Agreement and the Delaware Act and (ii) any Parallel Investment Ownership Interest of such Partner, including the rights and obligations of such Partner as provided by the terms of the applicable Parallel Investment. If an Event of Default relating to such obligations shall have occurred and be continuing, the General Partner and its assigns may exercise all the rights of a secured party under applicable law. Upon the General Partner's request, each Partner will, to the extent permitted by applicable law, give, execute, file and record any notice, financing statement, continuation statement or other instrument, document or agreement that the General Partner determines, in its discretion, is necessary or desirable (x) to create, perfect, continue or validate the security interest granted hereunder or (y) to exercise or enforce the rights of the General Partner and its assigns hereunder with respect to such security interest.

          SECTION 5.05. Default by Partners. (a) Each Partner agrees that payment of its required Capital Contributions and amounts required pursuant to
Section 4.05(e) when due is of the essence, that any Default by any Partner would cause injury to the Partnership and to the other Partners and that the amount of damages caused by any such injury would be extremely difficult to calculate. Accordingly, each Partner agrees that, unless expressly waived in writing by the General Partner, upon any Event of Default by a
Partner:

          (i) the Capital Account of such Partner shall be reduced by an amount equal to 50% of the amount of such Partner's Capital Account on the date of such Event of Default (and the amount of such reduction shall be credited to the Capital Accounts of the other Partners in accordance with Section 6.08(e)), and

          (ii) such Partner shall not have allocated to its Capital Account or receive any distributions with respect to any income, profit or gain arising after such Event of Default that relates to any Partnership Investments for which such Partner made Capital Contributions prior to such Event of Default (and the other Partners shall receive such distributions in accordance with Section 6.02(b) and any such income, profit or gain shall be credited to the Capital Accounts of the other Partners in accordance with Section 6.08(e)). Notwithstanding any Event of Default, the General Partner may, in its discretion, compromise such Partner's obligation to make Capital Contributions or to pay certain other amounts pursuant to this Agreement on such terms as the General Partner determines in its discretion (unless such Partner is the General Partner or an Affiliate of the General Partner, in which case the General Partner shall not compromise such obligation).

          Within three Business Days of the occurrence of any Default, the General Partner shall notify the Partner who has committed such Default of the occurrence of such Default. Upon the occurrence of any Event of Default, the General Partner may notify all Partners of the occurrence of such Event of Default.

          (b) Upon the occurrence of any Event of Default in connection with any Drawdown to be applied to make an Investment, the General Partner shall, subject to Section 5.01(a), use reasonable efforts to obtain agreements from other Partners to increase their required Capital Contributions so as to fund the amount that is in default and, if such agreement is obtained from any such Partner, deliver an additional Drawdown Notice in accordance with Section 5.02(c) to such Partner, setting forth the increased amount of such Partner's required Capital Contribution. Notwithstanding the foregoing, if the General Partner determines in its discretion that time constraints or other factors make the procedure set forth above impracticable or if the General Partner obtains agreements for only a portion of the amount that is in default, the General Partner may, in its discretion, take any or all of the following actions with respect to the amount that remains to be funded:

          (i) subject to Section 5.01(a) increase the required Capital Contributions of the Partners;

          (ii) obtain the agreement of any other Person (which may, in the discretion of the General Partner, include any existing Partner) to make an investment outside the Partnership; and

          (iii) after the other Partners have been offered such opportunity, increase its own

          Capital Contribution.

          (c) Upon the occurrence of any Event of Default in connection with a Drawdown to be applied to pay Expenses, the General Partner may, in its discretion and subject to Section 5.01(a) increase the required Capital Contributions of Partners with respect to the amount that remains to be funded.

          (d) If the General Partner elects to take the action specified in
Section 5.05(b)(i) or Section 5.05(c) with respect to any portion of the amount that is in default in respect of the applicable Investment or Expense, as the case may be, the General Partner shall deliver an additional Drawdown Notice in accordance with Section 5.02(c) to the Partners who are required to make Capital Contributions in respect of such Investment or Expense (other than (i) any Defaulting Partner with respect to the Investment or Expense, as the case may be, in respect of which the Event of Default arose and (ii) any Excused Partner with respect to such Investment, if applicable), and the required Capital Contribution of each such Partner shall be increased by an amount calculated (without giving effect to any Partner who is not such a Partner) with respect to the amount that remains to be funded in accordance with Section 5.02(b).

          (e) Subject to Sections 5.05(b) and 5.05(c), the General Partner may take either or both of the following actions in respect of the Remaining Capital Commitment of any Defaulting Partner:

               (x) seek commitments of capital from additional investors (which may in the discretion of the General Partner include existing Partners) up to the amount of the Defaulting Partner's Remaining Capital Commitment. If any such commitment is received from any existing Partner, such Partner's Capital Commitment and Remaining Capital Commitment shall be increased accordingly. If any such commitment is received from an investor that is not an existing Partner, such investor shall, after executing such instruments and delivering such opinions and other documents as are in form and substance satisfactory to the General Partner, be admitted to the Partnership as a Substituted Partner and shown as such on the books and records of the Partnership and shall be deemed to have a Capital Commitment and a Remaining Capital Commitment equal to the commitment for which such investor has subscribed. After the appropriate adjustment of the Capital Commitment and the Remaining Capital Commitment of the Partner or admission of the Substituted Partner, the Capital Commitment and Remaining Capital Commitment if the Defaulting Partner shall be decreased accordingly, and

               (y) reduce or cancel the Remaining Capital Commitment of the Defaulting Partner on such terms as the General Partner determines in its discretion (which may include leaving such Defaulting Partner obligated to make Capital Contributions with respect to Partnership Expenses).

          (f) The rights and remedies referred to in this Section 5.05 shall be in addition to and not in limitation of, any other rights available to the General Partner or the Partnership under this Agreement or at law or in equity. Except as otherwise provided in Section 5.01(a), an Event of Default by any Partner in respect of any Capital Contribution shall not relieve any other Partner of its obligation to make Capital Contributions. In addition, unless the Remaining Capital Commitment of any Defaulting Partner is decreased to zero pursuant to Section 5.05(e), an Event of Default by such Partner shall not relieve such Defaulting Partner of its obligation to make Capital Contributions subsequent to such Event of Default.

          SECTION 5.06. Excuse Procedure. (a) Any Partner shall be excused from making all or a portion of any required Capital Contribution with respect to any Investment if not later than five Business Days (or such later time as the General Partner shall in its discretion determine) after the date of delivery of the applicable Drawdown Notice or such later date on which the General Partner provides information in accordance with the second paragraph of this Section 5.06(a), the General Partner shall have received a written opinion (in form and substance reasonably satisfactory to it) of counsel (satisfactory to it) to the effect that it is reasonably likely that the making of such Investment by such Partner (without regard to whether such Investment is made as a Partnership Investment or as a Parallel Investment) would result in a violation of any law or regulation of the United States or any State thereof (other than any State legal investment statute or regulation) or of any foreign country (other than any such foreign law or regulation that violates, or the compliance with which by Persons subject to the jurisdiction of the United States would violate any law or regulation of the United States), in any such case applicable to such Partner with respect to such Investment.

          Such opinion shall also indicate whether (and, if so, at what reduced amount) such Partner could make a smaller Capital Contribution in respect of such Investment that is not reasonably likely to result in such a violation. For purposes of ascertaining whether a Partner may be excused from making a Capital Contribution pursuant to this Section 5.06(a), but subject to Section 3.10(b), the General Partner shall, as promptly as reasonably practicable, provide such information about the proposed Investment as such Partner shall, within three Business Days after the date of delivery of the applicable Drawdown Notice, reasonably request.

          (b) A Partner shall be excused and shall not be permitted to make all or a portion of any required Capital Contribution with respect to any Investment if the General Partner, in its discretion, determines that such Capital Contribution or portion thereof, taken by itself or together with other Capital Contributions of such Partner or any other Partners, (i) may result in a violation of the Investment Company Act, the Advisers Act, the Bank Holding Company Act or any other material law, regulation or guideline applicable to the General Partner, the Partnership, any Affiliate of the Partnership or such Partner, (ii) may cause the Partnership's assets to be deemed "plan assets" for purposes of ERISA, (iii) may have a material adverse effect on (x) the ability to consummate such proposed Investment or any transaction directly or indirectly related to, or giving rise to, such proposed Investment, (y) the Partnership, (or, in the case of a Partnership Investment, any applicable Partnership investment Vehicle or, in the case of a Parallel Investment, any applicable Parallel Investment Vehicle) or the General Partner or (z) any Person that is, directly or indirectly, the subject of such proposed Investment, or (iv) may otherwise result in a significant delay, extraordinary expense, or material adverse effect on the Partnership, the other Limited Partners, any Partnership Investment or any future Partnership Investment.

          To the fullest extent permitted by law, the General Partner shall not be liable to any

Partner or the Partnership for any failure to permit or require a Partner to be excused from making all or a portion of any required Capital Contribution pursuant to this Section 5.06(b).

          (c) Any Capital Contribution as to which a Partner is excused shall not reduce such Partner's Remaining Capital Commitment or otherwise affect such Partner's obligation to make other Capital Contributions.

          (d) If any Partner is excused or excluded from making all or a portion of any required Capital Contribution pursuant to this Section 5.06, the General Partner shall, subject to Section 5.01(a) use reasonable efforts to obtain agreements from other Partners to increase their required Capital Contributions so as to fund the amount that is excused and, if such agreement is obtained from any such Partner, deliver an additional Drawdown Notice in accordance with
Section 5.02(c) to such Partner, setting forth the increased amount of such Partner's required Capital Contribution.

          Notwithstanding the foregoing, if the General Partner determines in its discretion that time constraints or other factors make the procedure set forth above impracticable or if the General Partner obtains agreements for only a portion of the amount that is excused, the General Partner may, in its discretion, take any or all of the following actions with respect to the amount that remains to be funded:

               (i) subject to Section 5.01(a), increase the required Capital Contributions of Partners,

               (ii) obtain the agreement of any other Person (which may, in the discretion of the General Partner, include any existing Partner) to make an investment outside the Partnership, and

               (iii) after the other Partners have been offered such opportunity, increase its own Capital Contribution.

          (e) If the General Partner elects to take the action specified in
Section 5.06(d)(i) with respect to any portion of the amount that is excused, the General Partner shall deliver an additional Drawdown Notice in accordance with Section 5.02(c) to each Partner who is not an Excused Partner in respect of the applicable Investment, and the required Capital Contribution of each such Partner shall be increased by an amount calculated (without giving effect to any Excused Partner in respect of the applicable Investment) with respect to the amount that remains to be funded in accordance with Section 5.02(b).

          (f) Any Excused Partner shall not have allocated to its Capital Account or receive any distributions with respect to any income, profit or gain arising with respect to any Partnership Investments for which such Partner was excused (and the other Partners shall receive such distributions in accordance with Section 6.02(b) and any such income, profit or gain shall be credited to the Capital Accounts of the other Partners.

          SECTION 5.07. Temporary Investment of Funds. Subject to a determination by the

General Partner in its discretion as to the amount of cash required in connection with the conduct of the Partnership's business, the General Partner shall invest in short-term money market or other comparable investments all cash held by the Partnership, including all amounts being held by the Partnership for future investment in Partnership Investments, payment of Partnership Expenses or distribution to the Partners.

                                   ARTICLE VI

                  DISTRIBUTIONS; CAPITAL ACCOUNTS; ALLOCATIONS

          SECTION 6.01. Distributions Generally. Subject to the provisions of Sections 5.05 and 5.06 and Article IX, distributions to the Partners shall be made in accordance with this Article VI.

          SECTION 6.02. Proceeds of Partnership Investments. (a) Generally. Except as otherwise provided and as set forth in Section 6.11, any Proceeds realized by the Partnership or any Parallel Investment Vehicle on any date in respect of any Investment shall be distributed as follows:

          (1) First, 100% to the Partners (including the General Partner) in such amounts and in such proportions (i) so that all Partners (including the General Partner) shall have cumulatively received distributions under this
Section 6.02(a)(1) in proportion to their respective Commitment Percentages and
(ii) until each Limited Partner has cumulatively received distributions under this Section 6.02(a)(1) equal to the aggregate Capital Contributions made by such Limited Partner, provided that (x) the General Partner shall not be entitled to distributions under this Section 6.02(a)(1) to the extent such distributions would exceed the sum of the General Partner's Capital Contributions (less any distributions under Section 6.02(e)) plus any Special Allocations previously made to the General Partner pursuant to Section 6.09(d), and (y) if any Special Allocations are made to the General Partner after all Limited Partners have cumulatively received distributions under this Section 6.02(a)(1) equal to their aggregate Capital Contributions, then the General Partner shall receive 100% of distributions under this Section 6.02(a)(1) until the General Partner has received cumulative distributions under this Section 6.02(a)(1) equal to the amount described in the foregoing clause (x);

          (2) Second, 100% to the Partners (including the General Partner) pro rata in accordance with their Commitment Percentages until each Limited Partner has received an amount under this Section 6.02(a)(2) equal to a preferred return on the aggregate unreturned Capital Contributions made by such Limited Partner at a rate of 6% per annum, compounded annually, from the date the applicable Capital Contribution was made (the amount resulting from application of such interest factor, the "Preferred Return");

          (3) Third, 100% to the General Partner until the General Partner has received an amount under this Section 6.02(a)(3)equal to 25% of the cumulative amount distributed pursuant to Section 6.02(a)(2); and

          (4) Thereafter, 80% pro rata to the Partners (including the General Partner) in accordance with their Commitment Percentages and 20% to the General Partner (such 20% portion distributed to the General Partner, together with the amount distributed pursuant to Section 6.02(a)(3), being referred to as the "Carried Interest"), provided that the General Partner may, in its sole discretion, waive the applicability of the Carried Interest with respect to certain Partners (e.g., Partners that are employees, agents or Affiliates of the General Partner).

          (b) Certain Adjustments. Notwithstanding the distribution provisions set forth in Section 6.02(a):

               (i) if, pursuant to Section 3.06 the General Partner has made cash contributions to the Partnership, the amount of Proceeds distributed to any Participating Partner pursuant to Section 6.02(a) shall be reduced by such Participating Partner's Commitment Percentage of the applicable Partnership Expenses (adjusted in accordance with Section 5.02), net of any amounts previously deducted from distributions to such Participating Partner with respect to such cash contributions,

               (ii) if any withholding or other tax is imposed with respect to any Participating Partner's participation in a Partnership investment, the amount of Proceeds distributed to such Participating Partner pursuant to Section 6.02(a) shall be reduced by the amount of such withholding or other tax,

               (iii) if any Partner has committed a Default that has become an Event of Default, any Proceeds in respect of any Partnership Investment that would have been distributed to such Partner pursuant to Section 6.02(a) but for the operation of Section 5.05(a)(ii) shall be distributed to all the other Partners who are Participating Partners with respect to such Partnership Investment (other than any other Defaulting Partner) pro rata in accordance with their respective Capital Commitments with respect to such Partnership Investment (calculated without giving effect to the Capital Commitment of any Defaulting Partner), and

               (iv) if any Partner has been excused from an Investment, any Proceeds in respect of any Partnership Investment that would have been distributed to such Excused Partner pursuant to Section 6.02(a) but for the operation of Section 5.06(f) shall be distributed to all the other Partners who are Participating Partners with respect to such Partnership Investment (other than any other Excused Partner) pro rata in accordance with their respective Capital Commitments with respect to such Partnership Investment (calculated without giving effect to the Capital Commitment of any Excused Partner), and, for the avoidance of doubt, once such excused Partner has received distributions under
          Section 6.02(a)(1) in an amount equal to its Capital Contributions it shall receive no further distributions under Section 6.02(a)(1) until all Partners have received distributions in amounts equal to their respective Capital Contributions.

Notwithstanding the foregoing, the adjustments contained in the foregoing clauses (ii) and (iii) shall be deemed to have been distributed to the applicable Partner for purposes of calculating distributions made pursuant to
Section 6.02(a).

          (c) Special Tax Distributions. Notwithstanding the distribution provisions set forth in

Section 6.02(a), if, for any taxable year of the Partnership, any Partner has an Excess Tax Liability, each Partner shall receive a distribution ("Special Tax Distribution") in proportion to such Partner's Commitment Percentage. The amount of any Special Tax Distribution shall be computed by reference to the Excess Tax Liability of the Partner with the greatest Excess Tax Liability, and the amount of Proceeds thereafter distributable to any Participating Partner pursuant to
Section 6.02(a) shall be reduced by such Participating Partner's Special Tax Distribution, net of any amounts previously deducted with respect to such Special Tax Distribution from the proceeds distributable to such Participating Partner; provided, however, that no Special Tax Distribution shall be made to the extent it would require the General Partner to call any portion of the Limited Partners' Capital Commitments to fund such Special Tax Distribution.

For purposes of this Section 6.02(c), the following terms have the following meanings:

          "Effective Tax Rate" means the effective rate of tax on the Partner's taxable income from the Partnership, which shall be determined by the General Partner in its reasonable discretion; provided that in no event shall the Effective Tax Rate be less than the highest effective tax rate for an individual New York City resident for income with the character generated by the Partnership.

          "Excess Tax Liability" means, for any taxable year of the Partnership, the excess of (i) the product of (x) the sum of the amount of any income, profit or gain allocated to the applicable Partner pursuant to Section 6.09 (other than Section 6.09(d)) for such year, (but minus cumulative net losses previously allocated to such Partner) times (y) the Effective Tax Rate over (ii) the amount of Proceeds distributed or paid to such Partner pursuant to Section 6.02(a) or the corresponding terms of any Parallel Investment for such year.

          (d) Clawback; Maintenance of Escrow Account. If, after all Partnership Investments have been disposed of and after giving effect to all distributions made in accordance with this Section 6.02 in respect of such Partnership Investments, the aggregate amount of such distributions and payments with respect to any Partner who is not a Defaulting Partner is less than the sum of
(A) the aggregate amount of all Capital Contributions made by such Partner, (B) the aggregate amount of the Preferred Return on such Capital Contributions and
(C) the aggregate amount of the distributions under Section 6.02(a)(4) to which such Partner is entitled, then the General Partner shall contribute to the Partnership for distribution to such Partner an amount equal to the lesser of
(x) the aggregate amount of the deficiency and (y) the amount of Proceeds previously distributed or paid to the General Partner with respect to its Carried Interest pursuant to Sections 6.02(a)(3) and 6.02(a)(4) net of amounts paid or accrued and payable in respect of taxes with respect to such Carried Interest. The foregoing contribution shall be adjusted to take into account the net tax benefit, if any, to the General Partner and its direct or indirect members in making such contribution. OrbiMed Advisors LLC, an Affiliate of the General Partner, shall guarantee the foregoing obligation of the General Partner. In addition, an amount equal to 25% of all distributions of Carried Interest to the General Partner shall be held in an escrow account for the contingent benefit of the Partnership in order to secure the amounts (if any) payable by the General Partner to the Partnership pursuant to this Section 6.02(d) (the "Escrow Account"). Following the Full Investment Date amounts held in the Escrow Account shall equal the lesser of (i) 25% of all distributions of Carried Interest to the General Partner and (ii) the aggregate Capital Contributions of the Limited Partners less all distributions made to the Limited Partners (provided that such amount shall not be reduced below zero) (the "Minimum Escrow Balance"). Amounts in excess of the Minimum Escrow Balance shall be released to the General Partner. For purposes of this Section 6.02(d), distributions pursuant to Section 9.04(a) shall be treated as made pursuant to Sections 6.02(a)(3) and 6.02(a)(4) to the extent they would have been so made if this Agreement did not contain the last sentence of Section 9.04(a).

          (e) Special Distributions to General Partner with respect to Overfunded Capital Commitments of the General Partner. If at any time the General Partner has made any Additional GP Cash Contribution, the General Partner shall thereafter be entitled to receive distributions ("Special Distributions") equal, in the aggregate, to the aggregate amount of Additional GP Cash Contributions, provided that the amount of any Special Distribution shall not exceed the Unused Credit Amount at the time of such distribution. Special Distributions shall be made out of (i) Capital Contributions made by Limited Partners or (ii) notwithstanding the distribution provisions set forth in Section 6.02(a), Proceeds that would otherwise have been distributed under this Article VI to Limited Partners.

          (f) Adjustments to Reflect Partners Bearing Management Fee. Notwithstanding anything to the contrary contained in this Section 6.02, the General Partner shall make equitable adjustments to the distribution provisions set forth herein in order to take into account whether or not particular Partners are responsible for payment of the Management Fee as provided for in
Section 3.01(b). The General Partner agrees to provide the Limited Partners with a written calculation of any adjustment pursuant to this Section 6.02(f).

          SECTION 6.03. Other General Principles of Distribution. (a) Distributions of Cash. Subject to Section 6.11 and the remaining provisions of this Section 6.03, cash Proceeds shall be distributed to the Partners in United States dollars as promptly as practicable after receipt thereof.

          (b) Distributions in Kind. Any securities or other property constituting all or any portion of a Partnership Investment may be distributed in kind at such time and in such amounts as the General Partner shall in its discretion determine, and any such distribution shall be made to the Participating Partners in respect of such Partnership Investment in accordance with the amounts that would have been distributed in respect thereof had such property been disposed of by the Partnership immediately prior to such distribution at fair market value; provided that the General Partner shall only distribute in kind property consisting of securities which are freely transferable by the Participating Partners (it being understood that securities saleable pursuant to Rule 144 of the Securities Act of 1933, as amended, shall be deemed freely transferable) and for which market quotations are readily available. The General Partner may, in its discretion, make in kind distributions to a Participating Partner so requesting notwithstanding cash distributions in respect of such Investment to the other Participating Partners. In any distribution of property in kind (other than a distribution in kind pursuant to the immediately preceding sentence), the General Partner shall not discriminate among the Partners but shall in any such distribution (i) distribute to the applicable Partners property of the same type, and (ii) if cash and property in kind are to be distributed simultaneously in respect of any Partnership Investment, distribute cash and property in kind in the same proportion to each such Partner. For purposes of allocations pursuant to Section 6.09, property to be distributed in kind shall be valued by the General Partner in good faith based on the most recent closing sales price thereof at the close of business on the day of distribution if such property is a security quoted on a national securities exchange or over-the-counter market; provided that the General Partner shall not be required to distribute in kind any security subject to a "lock-up" or other transfer restriction until such transfer restriction has lapsed. In the event a question arises as to the valuation methodology for a particular security the General Partner shall consult with the Advisory Committee as an advisory resource with respect to such valuation. If the Advisory Committee objects in writing (which objection must be made within 15 business days of any notice of such valuation), and the General Partner and the Advisory Committee are unable to agree upon a mutually acceptable valuation within 30 days after such objection is made, the General Partner shall (at the Partnership's expense) cause a nationally recognized investment banking firm mutually acceptable to the General Partner and the Advisory Committee to make a valuation, and such firm's determination of such valuation shall be binding on all parties. Pending such determination, the General Partner will hold back in the Partnership any amounts of non-marketable securities distributable to the General Partner that may be required to be returned depending upon the outcome of such valuation procedure.

          If a Partner (i) is prohibited by applicable law or regulation from holding directly the property to be distributed in kind or (ii) makes a written request to the General Partner, the General Partner shall, in lieu of making such distribution in kind to such Partner and to the extent permitted by applicable law, use its reasonable best efforts to arrange for the sale of all or a portion of such property as directed by such Partner on terms the General Partner deems reasonable and, upon such sale, the General Partner shall promptly distribute to such Partner the net proceeds of such sale; provided that such Partner shall be deemed to have received such property otherwise distributed in kind at the same time and at the same valuation as other Partners receiving such distribution notwithstanding a subsequent decline in value of such property prior to the distribution of the foregoing proceeds. The General Partner shall be entitled to receive (i) reasonable compensation and reimbursement for expenses out of the proceeds of such sale and (ii) a 20% carried interest in respect of the excess (if any) of the proceeds of such sale over the value of the property at the time of the deemed distribution thereof.

          In no event shall the General Partner be liable with respect to any decline in value after the date of distribution with respect to securities distributed in kind.

          (c) Withholding of Certain Amounts. Notwithstanding anything else contained in this Agreement, the General Partner may withhold in its discretion, from any distribution of cash or property in kind to any Partner pursuant to this Agreement, the following amounts:

               (i) any amounts due from such Partner to the Partnership or the General Partner pursuant to this Agreement to the extent not otherwise paid; and

               (ii) any amounts required (x) for the payment of any taxes that the General Partner determines in good faith are attributable to such Partner or (y) to pay or reimburse the General Partner for any advances made by the General Partner for such purpose.

          Any amounts withheld pursuant to this Section 6.03(c) shall be applied by the General Partner to discharge the obligation in respect of which such amounts were withheld. All amounts distributable to any Partner that are withheld pursuant to this Section 6.03(c) shall be treated as amounts distributed to such Partner.

          (d) Amounts Held in Reserve. In addition to the rights set forth in
Section 6.03(c), the General Partner shall have the power, in its discretion, to withhold amounts otherwise distributable to the Partners in order to maintain the Partnership in a sound financial and cash position and to make such provision as the General Partner in its discretion deems necessary or advisable for any and all liabilities and obligations, contingent or otherwise, of the Partnership (other than the obligation of the Partnership to make or pay for Partnership Investments).

          (e) Delaware Act. Notwithstanding anything in this Agreement to the contrary, neither the Partnership nor the General Partner shall make any distributions except to the extent permitted under the Delaware Act and other applicable law.

          SECTION 6.04. [Intentionally omitted.]

          SECTION 6.05. Special Expense Distributions. If, pursuant to Section 3.06, the General Partner has made cash contributions to the Partnership in respect of any Partnership Expenses, then, on any subsequent Drawdown Date on which the General Partner requires the Partners to make Capital Contributions in respect of such Partnership Expenses, the General Partner shall receive a distribution ("Special Expense Distribution") in an amount equal to the amount of such cash contributions made pursuant to Section 3.06. Each Special Expense Distribution shall be funded by the Partners in accordance with Section 5.02(b).

          SECTION 6.06. Loans and Withdrawal of Contributions. No Partner shall be permitted to borrow, or to make an early withdrawal of, any portion of the Capital Contributions made by it.

          SECTION 6.07. Capital Accounts. There shall be established for each Partner, on the books and records of the Partnership, an account (a "Capital Account"), which shall initially be zero and which shall be adjusted as set forth in Section 6.08. Except to the extent inconsistent with this Agreement, the Capital Accounts shall be maintained consistently with the Treasury Regulations issued under Code Section 704(b).

          SECTION 6.08. Adjustments to Capital Accounts. The Capital Accounts of the Partners shall be adjusted as follows:

          (a) Cash Contributions. The amount of cash contributed to the Partnership by any Partner (including pursuant to Article V) shall be credited to the Capital Account of such Partner.

          (b) Income, Profit or Gain. The amount of any income, profit or gain allocated to any Partner in respect of Partnership Investments shall be credited to the Capital Account of such Partner.

          (c) Expense, Deduction or Loss. The amount of any expense (other than any expense that should properly be included in the basis of any Partnership asset), deduction or loss allocated to any Partner in respect of Partnership Investments or Partnership Expenses shall be debited against the Capital Account of such Partner.

          (d) Distributions. The amount of cash (or the fair market value of other property as determined by the General Partner pursuant to Section 6.03(b)) distributed by the Partnership to any Partner shall be debited against the Capital Account of such Partner.

          (e) Adjustments upon Event of Default. Upon any Event of Default by any Partner:

               (i) An amount equal to 50% of the amount of such Partner's Capital Account on the date of such Event of Default shall be:

                    (x) debited against such Partner's Capital Account; and

                    (y) credited to the Capital Accounts of all the other Partners (other than any other Defaulting Partner) pro rata in accordance with their respective Commitment Percentages (calculated without giving effect to the Capital Commitment of any Defaulting Partner) at such time.

The amount to be debited or credited shall be allocated within any Partner's Capital Account in a manner the General Partner determines in its discretion is equitable.

          (ii) Any income, profit or gain with respect to any Partnership Investment that would have been allocated to the Capital Account of such Partner but for the operation of Section 5.05(a)(ii) shall be credited to the Capital Accounts of all the other Partners who are Participating Partners with respect to such Partnership Investment (other than any other Defaulting Partner) pro rata in accordance with their respective Capital Commitments with respect to such Partnership Investment (calculated without giving effect to the Capital Commitment of any Defaulting Partner).

          SECTION 6.09. Allocations of Income, Gain, Loss, Deduction and Credit. At the end of each year and at such other times as the General Partner determines, items of income, gain, loss, deduction and credit of the Partnership shall be allocated as follows:

          (a) Allocation of Partnership Expenses. Subject to Section 3.04, any Partnership Expense shall be allocated among all the Partners pro rata in accordance with their respective Commitment Percentages. Notwithstanding the foregoing,

               (i) subject to clause (ii) below, any Partnership Expense directly and solely attributable to one or more Partnership Investments (including without limitation the Management Fee referred to in Section 5.03) shall be allocated only to those Partners who are Participating Partners with respect to such Investments, pro rata in accordance with such Partners' respective Investment Percentages with respect to such Investments;

               (ii) the General Partner may allocate any Partnership Expense and the Management Fee on a basis other than Commitment Percentages and/or Investment Percentages and/or among certain (but not all) Partners if the General Partner determines in its discretion that such allocation is clearly more equitable; and

               (iii) the General Partner may allocate the Management Fee among the Limited Partners as provided for in Section 3.01(b).

          (b) Investment Income Allocable to Certain Partners. Any gains realized or other income earned in respect of any short-term investment of funds made available by any Partner as a Partnership Capital Contribution (pending application of such funds to make the applicable Partnership Investment or to pay the applicable Partnership Expense) shall be allocated to such Partner.

          (c) [Intentionally omitted.]

          (d) Special Allocations to General Partner. Gross items of capital gain realized with respect to Investments that would, but for this section 6.09(d), have been allocated to the non-GP Affiliate Limited Partners shall instead be allocated to the General Partner on a cumulative basis up to the aggregate Credit Amount (the "Special Allocation").

          (e) Other. All other allocations of income, profit, gain, loss, deduction and credit shall be allocated among the Partners in a manner such that if (i) the Partnership were dissolved, its affairs wound up and its assets distributed to the Partners pursuant to Section 9.04 and (ii) any Parallel Investments and Parallel Investment Vehicles were disposed of and distributed in accordance with the terms of such Parallel Investments, immediately after making such allocation, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 6.02. For purposes of making allocations pursuant to this Section 6.09(e) prior to the dissolution of the Partnership and the disposition of such Parallel Investments and Parallel Investment Vehicles, the assets held by the Partnership and any Parallel Investments shall be deemed to have a value equal to their tax basis (or book value if different under the Code Section 704 rules).

          SECTION 6.10. Tax Allocations. For federal, state and local income tax purposes, each item of income, gain, loss, deduction and credit of the Partnership shall be allocated among the Partners as nearly as possible in the same manner as the corresponding item of income, expense, gain or loss is allocated pursuant to the other provisions of this Article VI. It is intended that the Capital Accounts will be maintained at all times in accordance with
Section 704 of the Code and applicable Treasury regulations thereunder, and that the provisions hereof relating to the Capital Accounts be interpreted in a manner consistent therewith. The General Partner shall be authorized to make appropriate amendments to the allocations of items pursuant to this Article VI if necessary in order to (i) comply with Section 704 of the Code or applicable Treasury regulations thereunder; provided that no such change shall have an adverse effect upon the amount distributable to any Partner hereunder or (ii) satisfy the economic relationship among the Partners.

          A Partner shall not be allocated items of loss or deduction to the extent such an allocation would cause or increase a deficit Capital Account balance for such Partner as of the close of any taxable year. In determining the Capital Account balance of a Partner for this purpose, adjustments, allocations and distributions described in Treas. Reg. Section 1.704-1(b)(2)(ii)(d)(4) through (6) shall be taken into account. Any items of loss and deduction not allocated to a Partner under this paragraph shall be allocated first, to the remaining Partners with positive Capital Account balances (as adjusted in accordance with the preceding sentence) in proportion to, and to the extent of, such positive Capital Account balances and thereafter, as provided in applicable Treasury regulations. Notwithstanding anything else contained in this Article VI, if any Partner has a deficit Capital Account for any fiscal period as a result of any adjustment, allocation or distribution of the type described in Treas. Reg. Section 1.704-l(b)(2)(ii)(d)(4) through (6) then the Partnership's income and gain will be specially allocated to such Partner in an amount and manner sufficient to eliminate such deficit as quickly as possible. Any special allocation of items of income or gain pursuant to this paragraph shall be taken into account in computing subsequent allocations pursuant to this Article VI so that the cumulative net amount of all items allocated to each Partner shall, to the extent possible, be equal to the amount that would have been allocated to such Partner if there had never been any allocation pursuant to this paragraph.

          SECTION 6.11 Reinvestment of Proceeds. (a) With respect to Proceeds realized by the Partnership on any date prior to the Full Investment Date in respect of any Partnership Investment disposed of within one year of such investment the General Partner may (i) retain for reinvestment any such Proceeds in an amount up to the cost basis of the original investment or (ii) distribute such amounts as Remaining Capital Commitments subject to future Drawdowns at a later date.

          (b) The General Partner may, in its sole discretion, defer any Distributions pursuant to Section 6.02 with respect to any lock-up or other contractual restriction on transfer or such later time as the General Partner may determine in connection with an initial public offering being consummated by the portfolio company, the subject of which is the Partnership Investment.

                                   ARTICLE VII

                               REPORTS TO PARTNERS

          SECTION 7.01. Reports. (a) The books of account and records of the Partnership shall be audited as of the end of each fiscal year by the Partnership's independent public accountants. The Partnership's independent public accountants shall be a nationally recognized independent public accounting firm selected from time to time by the General Partner in its discretion. All reports provided to the Partners pursuant to this Section 7.01 shall be prepared on the same basis as that followed by the Partnership for purposes of filing the Partnership's United States federal income tax returns.

          (b) Not later than 45 days after the end of each fiscal quarter (other than the final fiscal quarter in any year) the General Partner shall prepare or cause to be prepared, and shall mail or electronically transmit to each Partner, a quarterly update on the Partnership's activities.

          (c) As soon as practicable after the General Partner has received final information from portfolio companies after the end of each fiscal year the General Partner shall prepare or cause to be prepared, and shall mail to each
Partner:

               (i) an audited balance sheet of the Partnership as of the end of such fiscal year;

               (ii) an audited income statement of the Partnership for such fiscal year;

               (iii) a statement of the Partnership's capital for such fiscal year;

               (iv) a management report with respect to each Investment with respect to which such Partner is a Participating Partner; and

               (v) a valuation of each Investment with respect to which such Partner is Participating Partner, determined in good faith by the General Partner, which shall be based on, in the case of (A) privately-held companies until such time as there is a liquidity event in the form of an acquisition, merger, or significant asset sale, and
          (B) publicly-held companies subject to a "lock up" agreement or other contractual restrictions on transfer, the cost of such Investment or such lesser value as determined by the General Partner in good faith in its reasonable business judgment; provided, that, to the fullest extent permitted by applicable law the General Partner shall not be liable to the Partnership or the Partners with respect to the accuracy of such valuation. The General Partner shall use reasonable efforts to follow industry standard valuation guidelines after consultation with the Advisory Committee.

          (d) After the end of each fiscal year, the General Partner shall use commercially reasonable efforts to cause to be prepared and transmitted within 120 days of the end of such fiscal year, but in any event as promptly as possible, a United States federal income tax form K-l for each Partner, a copy of the Partnership's return filed for United States federal income tax purposes and a report setting forth in sufficient detail such transactions effected by the Partnership during such fiscal year as shall enable each Partner to prepare its United States federal income tax return, if any the General Partner shall mail such materials to (i) each Partner and (ii) each former Partner (or its successors, assigns, heirs or personal representatives) who may require such information in preparing its United States federal income tax return.

          SECTION 7.02. Audit. If at any time during the term of the Partnership either (i) three members of the Advisory Committee or (ii) the Required Partners, in either case after consultation with the General Partner, desire that an audit or other review of the Partnership, the QP Fund, any Parallel Investment Vehicles and/or Direct Investments and their activities be conducted by an independent accounting firm other than the Partnership's regular auditors, then by written notice to the General Partner such parties shall have the one-time right to require such audit or review to be conducted at the expense of the Partnership.

                                  ARTICLE VIII

                         EXCULPATION AND INDEMNIFICATION

          SECTION 8.01. Exculpation and Indemnification. (a) No Indemnified Person shall be liable to the Partnership or to the Partners for any losses, claims, damages or liabilities arising from, related to or in connection with this Agreement or the Partnership's business or affairs

(including any act or omission by any Indemnified Person and any activity of the type or character disclosed in the Offering Memorandum under the captions "Potential Conflicts of Interest", "Risk Factors", or elsewhere therein (such disclosure being incorporated herein by reference), except for any losses, claims, damages or liabilities determined by final judgment of a court of competent jurisdiction to have been primarily attributable to such Indemnified Person's fraud, gross negligence, willful misconduct, bad faith or willful breach of this Agreement.

          (b) To the extent that, at law or in equity, any Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to any Partner, the General Partner and any other Indemnified Person acting in connection with the Partnership's affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of any Indemnified Person otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnified Person.

          (c) Notwithstanding any provisions of law or in equity to the contrary, to the fullest extent permitted by applicable law, whenever in this Agreement the General Partner is permitted or required to make a decision (i) in its "discretion," or under a grant of similar authority or latitude, the General Partner shall be entitled to consider only such interests and factors as it desires and, provided that it acts in good faith, shall have no duty or obligation to give any consideration to any interest of or factors affecting the Partnership or any Partner or (ii) in its "good faith," or under another express standard, the General Partner shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, or any other agreement contemplated herein.

          (d) The Partnership shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Indemnified Person against any losses, claims, damages or liabilities to which such Indemnified Person may become subject in connection with any matter arising from, related to or in connection with this Agreement or such of the Partnership's business or affairs as are related to or in connection with this Agreement, except for such losses, claims damages or liabilities that are determined by the judgment of a court of competent jurisdiction to have been primarily attributable to (x) other than any member of the Advisory Committee in such Person's capacity as a member thereof, such Indemnified Person's fraud, gross negligence, willful misconduct, bad faith or willful breach of this Agreement or (y) in the case of a member of the Advisory Committee in such Person's capacity as a member thereof, such Indemnified Person's bad faith; provided that if the foregoing judgment of a court of competent jurisdiction is subsequently reversed on appeal or otherwise, then the Indemnified Party's right to the indemnification provided hereunder shall be reinstated. If any Indemnified Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising from related to, or in connection with, this Agreement or such of the Partnership's business or affairs as are related to or in connection with this Agreement, whether or not pending or threatened and whether or not any Indemnified Person is a party thereto, the Partnership will periodically reimburse such Indemnified Person for its legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith; provided that (x) the Partnership shall not advance amounts with respect to legal fees and expenses in the event such Indemnified Person is the subject of an action brought by Limited Partners holding a majority of the Capital Commitments and (y) such Indemnified Person shall promptly repay to the Partnership the amount of any such reimbursed expenses paid to it to the extent that it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Partnership in connection with such action, proceeding or investigation as provided in the exception contained in the immediately preceding sentence. If for any reason (other than the gross negligence or willful misconduct of such Indemnified Person) the foregoing indemnification is unavailable to such Indemnified Person, or insufficient to hold it harmless, then the Partnership shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Partnership on the one hand and such Indemnified Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations. Notwithstanding the provisions of this Section 8.01(d), no Indemnified Person shall be entitled to indemnification with respect to any matter which constitutes an Internal Dispute (as defined in the immediately succeeding sentence). For purposes of this Section 8.01(d), "Internal Dispute" means any proceeding in which both: (i) one or more officers, directors, managers or employees of the General Partner or the Partnership are suing one or more other officers, directors, managers or employees of the General Partner or the Partnership; and (ii) neither the Partnership, nor the General Partner, nor any Limited Partner, nor any issuer with respect to a Partnership Investment nor any Affiliate or associate of any of the foregoing is a plaintiff, defendant, or other participant in such proceeding.

          (e) Each Partner covenants for itself and its successors, assigns, heirs and personal representatives that such Partner will, at any time prior to or after dissolution of the Partnership on demand, whether before or after such Partner's withdrawal from the Partnership (within the meaning of the Delaware
Act), pay to the Partnership or the General Partner any amount which the Partnership or the General Partner, as the case may be, pays in respect of taxes (including without limitation withholding taxes, interest, penalties and any additions to tax) imposed upon income of or distributions to such Partner.

          (f) Notwithstanding anything else contained in this Agreement, the reimbursement, indemnity and contribution obligations of the Partnership under
Section 8.01 (d) and any comparable indemnities under Parallel Investment Vehicles or agreements relating to Direct Investments shall:

               (i) be in addition to any liability that the Partnership and any such Parallel Investment Vehicle and Direct Investment may otherwise have;

               (ii) extend upon the same terms and conditions to the directors, officers. stockholders, partners, employees, agents and representatives of each Indemnified Person;

               (iii) be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of each Indemnified Person and any such Persons; and

               (iv) at any time be limited to (A) the assets of the Partnership and applicable

          Parallel Investment Vehicles and Direct Investments at such time and the amount of the Partners' aggregate Remaining Capital Commitments at such time or, (B) following dissolution of the Partnership with respect to any Limited Partner, the lesser of (x) the aggregate amount of distributions received by such Limited Partner and (y) an amount equal to 30% of such Limited Partner's Capital Commitment.

          (g) The foregoing provisions of this Section 8.01 shall survive for a period of two years (other than Section 8.01(e), which shall survive for a period of five years) from the date of dissolution of the Partnership; provided that if at the end of such period, there are any actions, proceedings or investigations then pending, the General Partner shall so notify the Partners at such time (which notice shall include a brief description of each such action, proceeding or investigation and of the liabilities asserted therein) and the foregoing provisions of this Section 8.01 shall survive with respect to each such action, proceeding or investigation set forth in such notice (or any related action, proceeding or investigation based upon the same or a similar claim) until such date that such action, proceeding or investigation is ultimately resolved; and provided further that the provisions of this Section
8.01 shall not affect the obligations of the Limited Partners under Section 17-607 of the Delaware Act.

          (h) The Partners acknowledge and agree that the terms of each Parallel Investment shall include provisions applicable to such Parallel Investment substantially identical to the provisions of this Section 8.01 and Section 8.02; provided that the limitations set forth in Section 8.01(f)(iv)(B) shall be applied in the aggregate with any comparable limitations of the applicable Partner's liability with respect to indemnities under Parallel Investment Vehicles or agreements relating to Direct Investments.

          SECTION 8.02. Exclusive Jurisdiction. To the fullest extent permitted by applicable law, each Partner hereby agrees that any claim, action, or proceeding by any Partner seeking any relief whatsoever against any Indemnified Person based on, arising out of, or in connection with, this Agreement or the Partnership's affairs shall be brought only in the Court of Chancery sitting in the State of Delaware, or if no such court has jurisdiction over the applicable claim, the appropriate Federal court located in such location, and not in any other State or Federal court in the United States of America or any court in any other country. Each Partner acknowledges that, in the event of any breach of this provision, the Indemnified Persons have no adequate remedy at law and shall be entitled to injunctive relief to enforce the terms of this Section 8.02.

                                   ARTICLE IX

                   DURATION AND DISSOLUTION OF THE PARTNERSHIP

          SECTION 9.01. Duration. The term of the Partnership shall continue until the tenth anniversary of the Final Closing Date, unless the Partnership is sooner dissolved pursuant to Section 9.02; provided, however, that, unless the Partnership is sooner dissolved pursuant to Section 9.02, (i) the General Partner may in its sole discretion extend the term of the Partnership for up to two additional one-year periods and (ii) thereafter the General Partner may, with the consent of Limited Partners and QP Partners representing 66 2/3% of, collectively, the aggregate Capital Commitments of all Limited Partners and the aggregate capital commitments of all QP

Partners (other than Defaulting Partners and defaulting QP Partners), at their option extend the term of the Partnership for two additional one year periods. Notwithstanding the expiration of the term of the Partnership, the Partnership shall continue in existence as a separate legal entity until cancellation of the certificate of limited partnership in accordance with the Delaware Act.

          SECTION 9.02. Dissolution. Subject to the Delaware Act, the Partnership shall be dissolved and its affairs shall be wound up upon the earliest of:

          (a) the expiration of the term of the Partnership provided in Section 9.01;

          (b) the vote or written consent of the Required Partners;

          (c) the affirmative vote of the Required Partners to remove the General Partner as a result of the occurrence of a Triggering Event with respect to the General Partner or the Management Company unless at the time there is at least one other General Partner (with respect to which there shall have been no such vote) that is hereby authorized to, and does carry on the business of the Partnership; provided that the Partnership shall not be dissolved and shall not be required to be wound up by reason of the occurrence of such vote if, within 90 days after such vote, the Required Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of such removal, of one or more additional general partners if necessary or desired;

          (d) a decision made by the General Partner to dissolve the Partnership because the General Partner has determined in good faith that (i) changes in any applicable law or regulation would have a material adverse effect on the continuation of the Partnership or (ii) such action is necessary or desirable in order for the Partnership not to be in material violation of the Investment Company Act or ERISA, for the General Partner not to be in material violation of the Advisers Act;

          (e) an event of withdrawal of the General Partner (within the meaning of the Delaware Act) unless (i) at the time there is at least one remaining General Partner and such General Partner shall agree to continue the business of the Partnership as General Partner or (ii) if within 90 days after the event of withdrawal, the Required Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of the event of withdrawal, of a new General Partner;

          (f) any time at which (i) all Partnership Investments have been disposed of and (ii) the aggregate Remaining Capital Commitments of all Partners is zero;

          (g) at any time at which there are no limited partners of the Partnership, unless the business of the Partnership is continued in accordance with the Delaware Act; and

          (h) the entry of a decree of judicial dissolution under Section 17-802 of the Delaware Act. The General Partner shall notify the Limited Partners promptly following its knowledge of the occurrence of a Key Person Event or a Triggering Event with respect to any of Samuel D. Isaly, Michael B. Sheffery, Carl Gordon or Sven Borho, the General Partner or the Management Company.

          SECTION 9.03. Liquidation of Partnership. Upon dissolution, the Partnership's business shall be liquidated in an orderly manner. The General Partner shall be the liquidator to wind up the affairs of the Partnership pursuant to this Agreement. If there shall be no General Partner, the Partners, upon the approval of the Required Partners, may approve one or more liquidators to act as the liquidator in carrying out such liquidation. In performing its duties, the liquidator is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Partnership in accordance with the Delaware Act and in any reasonable manner that the liquidator shall determine to be in the best interest of the Partners.

          SECTION 9.04. Distribution Upon Dissolution of the Partnership. (a) Upon dissolution of the Partnership, the liquidator winding up the affairs of the Partnership shall determine in good faith which assets of the Partnership shall be sold and which assets of the Partnership shall be retained for distribution in kind to the Partners. Assets to be distributed in kind shall be valued by the liquidator in good faith. Subject to the Delaware Act, after all liabilities of the Partnership have been satisfied or duly provided for, the remaining assets of the Partnership shall be distributed to the Partners in accordance with their respective Capital Account balances.

          (b) In the discretion of the liquidator, and subject to the Delaware Act, liabilities of the Partnership may be provided for pursuant to this Section
9.04 in any manner, including:

               (i) distribution of the assets of the Partnership to a trust established for the benefit of the Partners for purposes of liquidating such Partnership assets, collecting amounts owed to the Partnership, and paying any liabilities or obligations of the Partnership or the General Partner arising out of, or in connection with, this Agreement or the Partnership's affairs; or

               (ii) withholding of distributions to the Partners to provide a reserve for the payment of future Partnership Expenses and other liabilities of the Partnership contingent or otherwise; provided that such withheld amounts shall be distributed to the Partners as soon as the liquidator determines, in its discretion, that it is no longer necessary to retain such amounts.

The assets of any trust established in connection with clause (i) above shall be distributed to the Partners from time to time, in the discretion of the liquidator, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the Partners pursuant to this Agreement.

          SECTION 9.05. Withdrawal, Death or Incompetency of a Limited Partner. Except as otherwise provided in Article XI, a Limited Partner may not withdraw from the Partnership prior to its termination. Upon the death or incompetency of an individual Limited Partner, such Limited Partner's executor, administrator, guardian, conservator or other legal representative may exercise all of such Limited Partner's rights for the purpose of settling such Limited Partner's estate or administering such Limited Partner's property, except that the General Partner may reduce or cancel such Limited Partner's obligation to make future Capital Contributions on such terms as the General Partner determines in its discretion. Except as expressly provided in this Agreement, no other event affecting a Limited Partner (including bankruptcy or insolvency) shall, in and of itself, affect its obligations under this Agreement or cause the dissolution of the Partnership.

                                    ARTICLE X

                  TRANSFERABILITY OF GENERAL PARTNER'S INTEREST

          SECTION 10.01. Transferability of General Partner's Interest. The General Partner may not sell, exchange, transfer, assign, pledge, hypothecate or otherwise dispose of all or any portion of its interest in the Partnership (any such sale, exchange, transfer, assignment, pledge, hypothecation or other disposition being herein collectively called "Transfers") to any Person other than an Affiliate controlled, directly or indirectly, by the current direct or indirect members of the General Partner. If the General Partner so determines in good faith, and to the extent permitted by the preceding sentence, the General Partner may admit any Person to whom the General Partner proposes to make such a Transfer as an additional, or, if the General Partner transfers all of its interest, a substitute General Partner of the Partnership, and such transferee shall be deemed admitted to the Partnership as General Partner of the Partnership immediately prior to such Transfer and shall continue the business of the Partnership without dissolution. Except as otherwise provided in this
Section 10.01, the General Partner may not withdraw or be removed from the Partnership prior to its dissolution.

          SECTION 10.02. Advisers Act. Notwithstanding the foregoing provisions of this Article X, the General Partner shall not assign any of its rights or duties hereunder except with such approval of the Partners as is required under the Advisers Act.

                                   ARTICLE XI

                 TRANSFERABILITY OF A LIMITED PARTNER'S INTEREST

          SECTION 11.01. Restrictions on Transfer and Withdrawals. (a) No direct or indirect Transfer of all or any part of a Limited Partner's interest in the Partnership may be made without the prior written consent of the General Partner (which may, in the General Partner's sole discretion, be granted on such terms as the General Partner determines or withheld). If the General Partner consents to any direct or indirect Transfer, such Limited Partner shall be free to make such Transfer within 120 days after notice of such consent. The General Partner shall be authorized pursuant to this Section 11.01 to consent to the direct or indirect Transfer of a Limited Partner's interest in the Partnership to any Person, including without limitation the General Partner or any of its Affiliates. In addition, a Limited Partner may not withdraw any of its Interest in the Partnership except in limited circumstances when required or permitted by the General Partner in its discretion to comply with applicable law or otherwise to ensure that no adverse tax, regulatory or other consequences to the Partnership, the General Partner or any of the Limited Partners will arise from the continued investment by such Limited Partner.

          (b) The foregoing provisions of this Section 11.01 shall not apply to any direct or indirect Transfer which shall occur by operation of law.

          SECTION 11.02. Expenses of Transfer: Indemnification. All expenses, including attorneys' fees and expenses, incurred by the General Partner or the Partnership in connection with any direct or indirect Transfer shall be borne by the transferring Limited Partner or such Limited Partner's transferee (any such transferee, when admitted as a limited partner of the Partnership and shown as such on the books and records of the Partnership, being hereinafter called a "Substituted Partner"). In addition the transferring Limited Partner or such transferee shall indemnify the Partnership and the General Partner in a manner satisfactory to the General Partner against any losses, claims, damages or liabilities to which the Partnership, the General Partner or any Affiliate of the General Partner may become subject arising out of or based upon any false representation or warranty made by or breach or failure to comply with any covenant or agreement of, such transferring Limited Partner or such transferee in connection with such Transfer.

          SECTION 11.03. Recognition of Transfer; Substituted Partners. (a) The Partnership shall not (subject to Section 9.05) recognize for any purpose any purported direct or indirect Transfer of all or any part of a Limited Partner's Interest in the Partnership and no purchaser, assignee, transferee or other recipient of all or any part of such interest shall become a Substituted Partner hereunder unless:

               (i) the provisions of Section 11.01 and, in the case of a Substituted Partner, Section 11.03(b) shall have been complied with;

               (ii) the General Partner shall have been furnished with the documents effecting such Transfer, in form reasonably satisfactory to the General Partner executed and acknowledged by both the seller, assignor or transferor and the purchaser, assignee, transferee or other recipient;

               (iii) such purchaser, assignee, transferee or other recipient shall have represented that such Transfer was made in accordance with all applicable laws and regulations;

               (iv) all necessary governmental consents shall have been obtained in respect of such Transfer;

               (v) all necessary instruments reflecting such admission shall have been filed in each jurisdiction in which such filing is necessary in order to qualify the Partnership to conduct business or to preserve the limited liability of the Limited Partners; and

               (vi) the General Partner shall have determined that such Transfer will not result in the Partnership being treated as publicly traded partnership as defined in Section 7704(b) of the Code.

          (b) Each Substituted Partner, as a condition to its admission as a Limited Partner, shall execute and acknowledge such instruments (including a counterpart of this Agreement), in form and substance satisfactory to the General Partner, as the General Partner reasonably deems necessary or desirable to effectuate such admission and to confirm the agreement of such Substituted Partner to be bound by all the terms and provisions of this Agreement with respect to the interest in the Partnership acquired by such Substituted Partner. A Substituted Partner shall be deemed admitted to the Partnership upon its execution of a counterpart signature page to this Agreement. The admission of a Substituted Partner shall not require the approval of any Limited

Partner. As promptly as practicable after the admission of a Substituted Partner, the books and records of the Partnership shall be changed to reflect such admission.

          SECTION 11.04. Transfers During a Fiscal Year. If any direct or indirect Transfer (other than a pledge or hypothecation) of a Limited Partner's interest in the Partnership shall occur at any time other than the end of the Partnership's fiscal year, the distributive shares of the various items of Partnership income, gain, loss, and expense as computed for tax purposes and the related cash distributions shall be allocated between the transferor and the transferee on a basis consistent with applicable requirements under Section 706 of the Code; provided that no allocation agreed to between the transferor and the transferee shall be effective unless (i) the transferor and the transferee shall have given the Partnership written notice, prior to the effective date of such Transfer, stating their agreement that such allocation shall be made on a certain basis consistent with the applicable requirements under Section 706 of the Code, (ii) the General Partner shall have consented to such allocation and
(iii) the transferor and the transferee shall have agreed to reimburse the General Partner for any incremental accounting fees and other expenses incurred by the General Partner in making such allocation.

          SECTION 11.05. No Secondary Market. In no event shall the Partnership participate in the establishment of a secondary market or the substantial equivalent thereof as defined in Treasury Regulations Section 1.7704-1(c), or in the inclusion of its interests on such a market or on an established securities market as defined in Treasury Regulations Section 1.7704-1(b), nor shall the Partnership recognize any transfers made on any of the foregoing markets by admitting the purported transferee as a Limited Partner or otherwise recognizing the rights or such transferee.

                                   ARTICLE XII

                                  MISCELLANEOUS

          SECTION 12.01. Amendments to the Partnership Agreement. (a) Except as otherwise provided in Section 12.01(b), this Agreement may be amended by the General Partner with the approval of the Required Partners; provided that no amendment of this Agreement shall:

               (i) without the approval of all the Limited Partners (other than any Defaulting Partners), amend Section 5.03, Article VIII, Section
          9.01 or this Section 12.01 (a);

               (ii) without the approval of the affected Limited Partner, (w) adversely modify or affect the limited liability of such Limited Partner, (x) change the interest of such Limited Partner in any existing Investment (other than as provided in this Agreement), (y) change the Capital Commitment of such Limited Partner (other than as provided in this Agreement) or (z) change the method of distributions or allocations made under Article VI to such Limited Partner;

               (iii) without the approval of all ERISA Partners, amend Sections
          3.05 or 3.14 or, with respect to ERISA-related provisions, 5.06(b); or

               (iv) without the approval of, collectively, Partners having Capital Commitments and QP Partners having capital commitments representing the percentage of the collective Capital Commitments and QP Fund capital commitments specified in any provision of this Agreement required for any action or approval of the Partners and QP Partners, amend such provision.

          (b) This Agreement may be amended by the General Partner without the approval of any Limited Partner to (i) change the name of the Partnership, (ii) correct typographical errors or to eliminate ambiguities or (iii) to make any other change that would not, as determined by the General Partner in good faith, be adverse to any Limited Partner. No such amendment pursuant to clause (iii) shall be deemed effective until notice and a copy of such amendment (which shall be provided at least 5 days prior to the effectiveness of such amendment) has been provided to the Limited Partner.

          (c) Notwithstanding the provisions of this Agreement, including without limitation Sections 12.01(a) and (b), or of any subscription agreement, it is hereby acknowledged and agreed that the General Partner on its own behalf or on behalf of the Partnership without the approval of any Limited Partner or any other Person may enter into a side letter or similar agreement to or with a Limited Partner which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or of any subscription agreement. The parties hereto agree that any terms contained in a side letter or similar agreement to or with a Limited Partner shall govern with respect to such Limited Partner notwithstanding the provisions of this Agreement or of any subscription agreement.

          SECTION 12.02. Approvals. Each Partner agrees that, except as otherwise specifically provided herein and to the extent permitted by applicable law, for purposes of granting the approval of the Partners with respect to any proposed action of the Partnership, the General Partner or any of its Affiliates (including any such approval required under the Advisers Act), the written approval of the Required Partners shall bind the Partnership and each Partner and shall have the same legal effect as the written approval of each Partner. The General Partner may request the written approval of the Required Partners to approve any matter required to be so approved by the Advisers Act.

          SECTION 12.03. Investment Representation. Except as otherwise agreed between the General Partner and any Limited Partner, each Limited Partner, by executing this Agreement, represents and warrants that it is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended, that its interest in the Partnership has been acquired by it for its own account, or for the account of a commingled pension trust or other institutional investor previously specified in writing to the Partnership with respect to whom it has full investment discretion, for investment and not with a view to resale or distribution thereof and that it is fully aware that in agreeing to admit it as a Limited Partner, the General Partner and the Partnership are relying upon the truth and accuracy of this representation and warranty.

          SECTION 12.04. Successors; Counterpart; Entire Agreement. This Agreement (i) shall be binding as to the executors, administrators, estates, heirs and legal successors of the Partners, (ii) may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart and (iii) shall constitute the entire agreement and understanding among all the parties hereto with respect to the subject matter hereof.

          SECTION 12.05. Choice of Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware.

          SECTION 12.06. Notices. Each notice relating to this Agreement shall be in writing and delivered in person or by registered or certified mail, or by telecopier confirmed electronically and by registered or certified mail. All notices to the Partnership shall be addressed to its principal office, place of business and the office of such entities retained by the General Partner to provide administrative services to the Partnership. All notices addressed to a Partner shall be addressed to such Partner at the address set forth in the Schedule attached hereto. Any Partner may designate a new address by notice to that effect given to the Partnership. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been effectively given when mailed by registered or certified mail to the proper address or delivered in person.

          SECTION 12.07. Headings. The titles of the Articles and the headings of the Sections of this Agreement are for convenience of reference only, and are not to be considered in construing the terms and provisions of this Agreement.

          SECTION 12.08. Agreement Binding Upon Successors and Assigns. Except as herein otherwise specified, this Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators or other representatives, successors and assigns of the respective parties hereto.

          SECTION 12.09. Counterparts. This Agreement may be executed in counterparts and all such counterparts, taken together, shall constitute valid signatures with respect to this Agreement.

[SIGNATURE PAGES TO FOLLOW]

          IN WITNESS WHEREOF, the undersigned have hereto set their hands as of the day and year first above written.

                                 ORBIMED CAPITAL II LLC, as General Partner


                                     By____________________________________
                                                                      Name:
                                                                     Title:

                                                            LIMITED PARTNER

                                       ____________________________________


                                       By__________________________________
                                                                      Name:
                                                                     Title:

                                  B-1                                  Exhibit B

THE PARTNERSHIP INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE FEDERAL, STATE OR FOREIGN SECURITIES LAWS. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF THE PARTNERSHIP INTERESTS IS RESTRICTED AS PROVIDED IN THIS AGREEMENT.


               AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

                                       OF

                    CADUCEUS PRIVATE INVESTMENTS II (QP), LP


                     Originally dated as of August 20, 2003

                  Amended and Restated as of September 19, 2003

                                TABLE OF CONTENTS

                                                                            PAGE

                                    ARTICLE I
                                   DEFINITIONS

SECTION 1.01  Definitions......................................................1

                                   ARTICLE II
                               GENERAL PROVISIONS

SECTION 2.01 Name..............................................................9
     2.02 Office; Registered Agent ............................................9
     2.03 Purposes of the Partnership..........................................9
     2.04 Liability of the Partners Generally..................................9
     2.05 Fiscal Year .........................................................9
     2.06 Admission of Partners................................................9
     2.07 Additional Partners ................................................10
     2.08 Number of Partners .................................................11
     2.09 Competing Funds.....................................................11

                                   ARTICLE III
          MANAGEMENT, ADMINISTRATION AND OPERATIONS OF THE PARTNERSHIP

SECTION 3.01 Management Generally.............................................11
     3.02 Authority of the General Partner....................................13
     3.03 Other Authority.....................................................14
     3.04 Expenses ...........................................................15
     3.05 Restriction on Borrowings ..........................................16
     3.06 Certain Contributions by the General Partner........................17
     3.07 Transactions with Affiliates........................................17
     3.08 Other Activities; Conflicts of Interest.............................17
     3.09 Books and Records; Accounting Method ...............................18
     3.10 Confidentiality ....................................................18
     3.11 Partnership Tax Returns.............................................19
     3.12 Annual Meeting .....................................................19
     3.13 Reliance by Third Parties...........................................20
     3.14 ERISA...............................................................20
     3.15 Conduit Partners....................................................20

                                   ARTICLE IV.
                          INVESTMENTS AND OPPORTUNITIES

SECTION 4.01 Investment Generally.............................................21
     4.02 Co-Investments .....................................................22
     4.03 Suitability of Investments .........................................22
     4.04 Structuring of Investments; Parallel Investments ...................22

     4.05 [Intentionally omitted.] ...........................................23
     4.06 Exclusion from Investments .........................................23
     4.07 Tax Undertakings with respect to Investments........................24

                                    ARTICLE V
                  CAPITAL COMMITMENTS AND CAPITAL CONTRIBUTIONS

SECTION 5.01 Capital Contributions............................................24
     5.02 Drawdown Procedures.................................................25
     5.03 Management Fee......................................................27
     5.04 Loans to Fund Drawdowns ............................................27
     5.05 Default by Partners ................................................28
     5.06 Excuse Procedure....................................................30
     5.07 Temporary Investment of Funds.......................................32

                                   ARTICLE VI
                  DISTRIBUTIONS; CAPITAL ACCOUNTS; ALLOCATIONS

SECTION 6.01 Distributions Generally..........................................32
     6.02 Proceeds of Partnership Investments ................................32
     6.03 Other General Principles of Distribution ...........................35
     6.04 Limitations on Distributions to the General Partner ................36
     6.05 Special Expense Distributions ......................................36
     6.06 Loans and Withdrawal of Contributions...............................36
     6.07 Capital Accounts....................................................36
     6.08 Adjustments to Capital Accounts.....................................37
     6.09 Allocations of Income, Gain, Loss, Deduction and Credit ............37
     6.10 Tax Allocations.....................................................38
     6.11 Reinvestment of Proceeds............................................39

                                   ARTICLE VII
                               REPORTS TO PARTNERS

SECTION 7.01 Reports..........................................................39
     7.01 Audit ..............................................................40

                                  ARTICLE VIII
                         EXCULPATION AND INDEMNIFICATION

SECTION 8.01 Exculpation and Indemnification..................................40
     8.02 Exclusive Jurisdiction .............................................42

                                   ARTICLE IX
                   DURATION AND DISSOLUTION OF THE PARTNERSHIP

SECTION 9.01 Duration.........................................................43
     9.02 Dissolution ........................................................43

     9.03 Liquidation of Partnership .........................................44
     9.04 Distribution Upon Dissolution of the Partnership ...................44
     9.05 Withdrawal, Death or Incompetency of a Partner .....................44

                                    ARTICLE X
                  TRANSFERABILITY OF GENERAL PARTNERS' INTEREST

SECTION 10.01 Transferability of General Partners' Interest...................45
     10.02 Advisers Act.......................................................45

                                   ARTICLE XI
                     TRANSFERABILITY OF A PARTNER'S INTEREST

SECTION 11.01 Restrictions on Transfer........................................45
     11.02 Expenses of Transfer: Indemnification..............................45
     11.03 Recognition of Transfer; Substituted Partners......................46
     11.04 Transfers During a Fiscal Year ....................................46
     11.05 No Secondary Market ...............................................47

                                   ARTICLE XII
                                  MISCELLANEOUS

SECTION 12.01 Amendments to the Partnership Agreement.........................47
     12.02 Approvals..........................................................48
     12.03 Investment Representation..........................................48
     12.04 Successors; Counterparts; Entire Agreement.........................48
     12.05 Choice of Law......................................................48
     12.06 Notices ...........................................................48
     12.07 Headings ..........................................................48
     12.08 Agreement Binding Upon Successors and Assigns .....................48
     12.09 Counterparts ......................................................49

               AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

                                       OF

                    CADUCEUS PRIVATE INVESTMENTS II (QP), LP


          WHEREAS, OrbiMed Capital II LLC, as general partner, together with OrbiMed Associates LLC, as the sole limited partner (the "Initial Limited Partner"), previously formed, as of June 2, 2003, a limited partnership, pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act and pursuant to a limited partnership agreement (the "Initial Limited Partnership Agreement"); and

          WHEREAS, the undersigned amended and restated the Initial Limited Partnership Agreement as of August 20, 2003 (the "Prior Limited Partnership Agreement") and desire to further amend and restate such Prior Limited Partnership Agreement as of the date hereof and to continue such limited partnership, which shall be open only to "qualified purchasers" in compliance with Section 3(c)(7) of the Investment Company Act, and be governed by, and operated pursuant to, the terms and provisions of this Agreement; and

          WHEREAS, effective upon the date of the Prior Limited Partnership Agreement the Initial Limited Partner withdrew as a limited partner in the Partnership; and

          WHEREAS, in order to facilitate investments in the Partnership, certain investors will hold interests in the Partnership indirectly through either CPI Biotechnology II Offshore Private Investors L.P., a Cayman Islands exempted limited partnership (the "Cayman Conduit") or CPI Biotechnology II Private Investors L.L.C., a Delaware limited liability company (the "Delaware Conduit"), each of the Cayman Conduit and the Delaware Conduit being a Limited Partner hereunder;

          NOW, THEREFORE, the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

          SECTION 1.01. Definitions. Capitalized terms used herein without definition have the following meanings:

          "Additional GP Cash Contribution" means the amount of any Capital Contribution that the General Partner has made in cash pursuant to Section 5.02, reduced by the portion of such Capital Contribution that the General Partner was required to satisfy in cash as set forth in the definition of "Capital Commitment."

          "Advisers Act" means the Investment Advisers Act of 1940, as amended from time to time.

          "Advisory Committee" means the advisory committee of the Partnership described in Section 3.01(c).

          "Affiliate" means, with respect to any Person, any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          "Agreement" means this Amended and Restated Limited Partnership Agreement, as amended from time to time.

          "Base Fund" means Caduceus Private Investments II, LP, a Delaware limited partnership previously formed which will make investments in parallel with the Partnership, the number of beneficial owners of which shall be limited to 100 in compliance with Section 3(c)(1) of the Investment Company Act.

          "Base Fund Agreement" means the Amended and Restated Limited Partnership Agreement of the Base Fund, as amended from time to time.

          "Base Fund Investment" means a "Partnership Investment" as defined in the Base Fund Agreement.

          "Base Fund Partner" means a limited partner in the Base Fund.

          "Base Reduction Date" means the date that is the earlier of (i) the Full Investment Date and (ii) the date on which any Competing Fund organized in accordance with Section 2.09 makes its first investment in a portfolio company.

          "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are authorized by law to close.

          "Capital Account" has the meaning set forth in Section 6.07.

          "Capital Commitment" means, with respect to any Limited Partner at any time, the amount specified as such Limited Partner's capital commitment at the time such Limited Partner was admitted to the Partnership (as adjusted pursuant to Sections 2.07 and 5.05), which amount shall be set forth on the books and records of the Partnership; provided that unless otherwise permitted by the General Partner the minimum Capital Commitment shall be $5 million per Limited Partner. With respect to the General Partner, Capital Commitment means 3% of the aggregate Capital Commitments of the Limited Partners. The General Partner's Capital Commitment when drawn shall be satisfied in the form of cash or, to the extent such Capital Commitment of the General Partner exceeds 1% of the aggregate Capital Commitments, such Capital Commitment may be satisfied as provided for in Section 5.02 by use of the Credit Amount.

          "Capital Contribution" means any cash contribution or other payment made by such Partner pursuant to Article V or a Parallel Capital Contribution, it being understood that a Partner's Capital Contribution (including with respect to Expenses) may not exceed a Partner's Capital Commitment.

          "Carried Interest" has the meaning set forth in Section 6.02(a)(4).

          "Cayman Conduit" has the meaning set forth in the preamble of this Agreement.

          "Code" means the Internal Revenue Code of 1986, as amended from time to time.

          "Co-Investment" means any investment outside the Partnership pursuant to Section 4.02.

          "Conduit" means each of the Delaware Conduit and the Cayman Conduit and any other entity (i) formed for the purpose of investing in the Partnership as a Limited Partner, and (ii) which is designated as such on Schedule B of this Agreement.

          "Conduit Agreement" means, with respect to any Conduit, the limited partnership agreement or limited liability company agreement or other agreement or document setting forth the terms of such Conduit.

          "Conduit Partner" means, with respect to any Conduit, a limited partner or member of, or other investor in, such Conduit.

          "Commitment Percentage" means, with respect to any Partner at any time, the percentage derived by (i) dividing such Partner's Capital Commitment at such time by the aggregate amount of all Partner's Capital Commitments (except as otherwise provided herein) at such time and (ii) multiplying such quotient by 100.

          "Credit Amount" means, at any time, the aggregate amount that has accrued at or prior to such time as follows: (i) for each of the three 12-month periods following the initial Drawdown Date (which date has not yet occurred as of the date of this Agreement), an amount equal to one half of one percent (0.5%) of the aggregate Capital Commitments (or, from and after the Base Reduction Date, of the aggregate invested capital of all Limited Partners), and
(ii) for each of the two immediately succeeding 12-month periods following the aforementioned 36-month period, an amount equal to one-quarter of one percent (0.25%) of the aggregate Capital Commitments (or, from and after the Base Reduction Date, of the aggregate invested capital of all Limited Partners), it being understood that the foregoing shall be calculated and determined quarterly in advance.

          "Default" means the failure of a Partner to make all or a portion of its required Capital Contribution on the applicable Drawdown Date or, in the case of any ERISA Partner or Early Funding Partner, on the date such ERISA Partner or Early Funding Partner is required to make such Capital Contribution pursuant to Section 5.04(a).

          "Defaulting Partner" means, at any time, each Partner who, at or prior to such time, has committed a Default that has become an Event of Default.

          "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time.

          "Delaware Conduit" has the meaning set forth in the preamble of this Agreement.

          "Distribution Date" means, with respect to any distribution pursuant to Article VI or Article IX, the date of such distribution.

          "Drawdown" means a drawdown by the Partnership of cash contributions from one or more Partners pursuant to a Drawdown Notice.

          "Drawdown Amount" means the aggregate cash contributions and other payments to be made on any date by the Partners pursuant to Article V.

          "Drawdown Date" has the meaning set forth in Section 5.02(b).

          "Drawdown Notice" has the meaning set forth in Section 5.02(a).

          "Early Funding Partner" means any Limited Partner that, on or prior to the date hereof, advises the General Partner in writing that it desires not to receive any loan pursuant to Section 5.04(a).

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

          "ERISA Partner" means any Limited Partner that is a "benefit plan investor" within the meaning of the U.S. Department of Labor "plan asset" regulations, 29 CFR 2510.3-101(f)(2).

          "Event of Default" means any Default that shall not have been (i) cured by the Partner who committed such Default within ten Business Days after the occurrence of such Default or (ii) waived by the General Partner on such terms as determined by the General Partner in its discretion (unless the Partner who committed such Default is the General Partner or an Affiliate of the General Partner, in which case the General Partner shall not waive such Default) before such Default has otherwise become an Event of Default pursuant to clause (i) hereof.

          "Expense" means any Partnership Expense or Parallel Investment Expense or other applicable expense described in this Agreement.

          "Excused Partner" means, with respect to any Investment, any Partner who is excused pursuant to Section 5.06 from making all or a portion of its Capital Contribution that would otherwise be required in respect of such Investment.

          "Federal Funds Rate" means, for any day, the rate per annum (rounded upward if necessary, to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight

Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (i) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to JP Morgan Chase & Co. on such day on such transactions.

          "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

          "Final Closing Date" means the earlier of (i) the date on which subscriptions for the maximum Offering Amount of Partnership Interests and partnership interests in the Base Fund are accepted by the General Partner and
(ii) September 20, 2003.

          "Follow-on Investment" means any further Partnership Investment or Parallel Investment in securities of any Person in which a Partnership Investment or Parallel Investment has previously been made.

          "Full Investment Date" means the earliest to occur of (i) the fifth anniversary of the Final Closing Date, (ii) the day on which the Remaining Capital Commitments are reduced to zero or cancelled pursuant to this Agreement and (iii) the day on which the "Full Investment Date" occurs under the Base Fund Agreement; provided that the Full Investment Date may be extended beyond (i),
(ii) and (iii) with the written consent of the Required Partners.

          "General Partner" means, at any time, OrbiMed Capital II LLC, a Delaware limited liability company, or any other Person who, at such time, serves as the general partner of the Partnership, in its capacity as general partner of the Partnership.

          "Indemnified Person" means the General Partner, the Management Company, any Affiliate of the General Partner or the Management Company, and any director, officer, stockholder, partner, member, employee, agent (including any placement agent retained by the General Partner in connection with the offering of Partnership Interests and partnership interests in the Base Fund) or representative of the General Partner, the Management Company or such Affiliate, including without limitation any officers of the Partnership and any members of the Advisory Committee.

          "Initial Closing Date" means the date that initial subscriptions of Partnership Interests are accepted by the General Partner.

          "Investment" means any Partnership Investment or Parallel Investment.

          "Investment Company Act" means the Investment Company Act of 1940, as amended from time to time.

          "Investment Percentage" of any Partner means, with respect to any Investment, the percentage derived by (i) dividing the Capital Contributions made by such Partner in respect of such Investment by the aggregate Capital Contributions made by all Partners (except as otherwise provided herein) in respect of such Investment and (ii) multiplying such quotient by 100.

          "Key Person Event" means at any time prior to the Full Investment Date any two of Samuel D. Isaly, Michael B. Sheffery, Carl Gordon or Sven Borho ceasing to be actively involved in the affairs of the Partnership and the Base Fund through the General Partner or OrbiMed Advisors LLC and its Affiliates as a group.

          "Limited Partners" means the Partners other than the General Partner, each in its capacity as a limited partner of the Partnership. For purposes of the Delaware Act, the Limited Partners shall constitute a single class or group of limited partners.

          "Management Company" means the Person engaged pursuant to Section 3.01(b) to monitor the Partnership Investments and provide administrative and financial services to the Partnership.

          "Management Fee" has the meaning set forth in Section 3.01(b).

          "Non-U.S. Investor" means (i) a Limited Partner that is not a U.S. person for U.S. federal income tax purposes or (ii) a Conduit Partner in the Delaware Conduit that is not a U.S. person for U.S. federal income tax purposes.

          "Offering Amount" means a minimum amount of $50 million and a maximum amount of $300 million of subscribed Partnership Interests and partnership interests in the Base Fund from qualified investors and accepted by the General Partner; provided that the General Partner may increase the maximum amount of subscriptions hereunder and in the Base Fund to an amount determined in the sole discretion of the General Partner.

          "Offering Memorandum" means the Offering Memorandum relating to Partnership Interests and partnership interests in the Base Fund, as supplemented or amended to the date hereof (it being understood and agreed that the Offering Memorandum is hereby deemed supplemented and amended by the terms of this Agreement, and in the event of any inconsistencies between the Offering Memorandum and the terms of this Agreement, the terms of this Agreement shall control).

          "Organizational Expenses" means all reasonable expenses of organizing the Partnership and the General Partner and all reasonable expenses incurred by the Partnership or the General Partner in connection with (i) the marketing and private placement of the Partnership Interests in the Partnership, (ii) the registration, qualification or exemption of the Partnership under any applicable federal, state or foreign laws and (iii) the preparation of this Agreement; provided that in no event shall Organizational Expenses exceed $500,000.

          "Out-of-Pocket Expenses" means out-of-pocket expenses incurred by the Partnership, any Partnership Investment Vehicle or Parallel Investment Vehicle or the General Partner (other than Professional Expenses), including without limitation printing costs, travel expenses and brokerage and custodial fees and expenses.

          "Parallel Capital Contribution" means, with respect to any Partner, cash contribution or other payment in respect of any Parallel Investment or Parallel Investment Expense made by such Partner pursuant to Article V.

          "Parallel Investment" means an investment or series of investments in or with respect to any entity's securities or assets, other than through the Partnership, that is contemplated by this Agreement (other than any Co-Investment) and that is, in the sole judgment of the General Partner, at the time the opportunity arises to make such investment or series of investments, an appropriate investment outside the Partnership for one or more Partners; provided that such entity is not a partnership or a limited liability company (other than a partnership or limited liability company that is solely a vehicle for investing in securities that are eligible to be acquired outside the Partnership by any Partner as a Parallel Investment).

          "Parallel Investment Expenses" means (i) all unreimbursed Professional Expenses and Out-of-Pocket Expenses incurred in connection with identifying, evaluating, structuring, negotiating, obtaining regulatory approval for, monitoring and preparing exit strategies for Parallel Investments; (ii) all unreimbursed Professional Expenses and Out-of-Pocket Expenses incurred in connection with the acquisition, holding, refinancing, pledging, sale or proposed refinancing, pledging or sale of all or any portion of any Parallel Investment; (iii) all expenses with respect to the formation, operation or administration of any Parallel Investment Vehicle (or, in the absence of any Parallel Investment Vehicle, any expenses comparable to the foregoing) and (iv) all investment fees pursuant to any Parallel Investment terms that correspond to
Section 5.03.

          "Parallel Investment Ownership Interest" means, at any time and with respect to any Partner that is a Participating Partner with respect to any Parallel Investment, (i) in the case of a Parallel Investment owned directly by such Partner at such time, such Partner's ownership interest in such Parallel Investment, and (ii) in the case of a Parallel Investment owned indirectly by such Partner at such time through a Parallel Investment Vehicle, such Partner's ownership interest in such Parallel Investment Vehicle.

          "Parallel Investment Vehicle" means any entity formed for the purpose of making any Parallel Investment in accordance with Section 4.04.

          "Participating Partner" means, with respect to any Investment, any Partner who has made a Capital Contribution in respect of such Investment.

          "Partners" means the General Partner and each Limited Partner admitted in accordance with Section 2.06 and any additional Limited Partners admitted in accordance with Section 2.07.

          "Partnership" means Caduceus Private Investments II (QP), LP, the Delaware limited partnership governed by this Agreement.

          "Partnership Expenses" has the meaning set forth in Section 3.04(a).

          "Partnership Interests" means the partnership interests in the Partnership.

          "Partnership Investment" means an investment or series of investments by the Partnership in or with respect to any entity's securities or assets that is, in the sole judgment of the General Partner at the time the opportunity arises to make such investment or series of investments, an appropriate investment for the Partnership; provided that such entity is not a partnership or limited liability company (other than a partnership or limited liability company that is solely a vehicle for investing in securities that are eligible to be acquired by the Partnership as a Partnership Investment).

          "Partnership Investment Expense" means any expenses incurred in connection with consummating investment transactions that are attributable to a specific investment.

          "Partnership Investment Vehicle" means any entity wholly owned by the Partnership formed for the purpose of making any Partnership Investment in accordance with Section 4.01.

          "Partnership Investment Vehicle Expenses" means all expenses with respect to the formation, operation or administration of any Partnership Investment Vehicle.

          "Person" means any individual, company, corporation, trust, limited liability company, partnership, or other entity.

          "Prime Rate" means the rate of interest publicly announced by JP Morgan Chase & Co. in New York City from time to time as its prime rate.

          "Proceeds" means, with respect to any Investment, any cash and non-cash proceeds received from any sale, exchange, extinguishments, cancellation, termination, lapse, transfer or other disposition of securities or other assets constituting all or any portion of such Investment (except, in the discretion of the General Partner, any securities that are received pursuant to a recapitalization or reorganization of any entity in which an Investment has been made) and any dividends, interest or other income received in connection with such Investment (x) less any Expenses incurred in connection with the receipt of such proceeds or income and (y) plus the amount of any withholding or other tax imposed with respect to any Participating Partner's participation in such Investment.

          "Professional Expenses" means the expenses incurred by the Partnership, any Partnership Investment Vehicle or Parallel Investment Vehicle or the General Partner in respect of the fees and expenses of auditors, attorneys, tax advisors and consultants (but excluding consulting fees paid to the General Partner or its Affiliates for services intended to be covered by the Management Fee or activities of the General Partner required to be performed pursuant to its obligations hereunder).

          "Proposed Partnership Investment" means any Partnership Investment that the Partnership has committed to make.

          "Proposed Parallel Investment" means any Parallel Investment that the General Partner or any Parallel Investment Vehicle has committed to make or cause to be made.

          "Remaining Capital Commitment" means, with respect to any Partner at any time, the excess, if any, of (i) such Partner's Capital Commitment at such time over (ii) such Partner's aggregate Capital Contributions made prior to such time.

          "Remaining Commitment Percentage" means, with respect to any Partner at any time, the percentage derived by (i) dividing such Partner's Remaining Capital Commitment at such time by the aggregate amount of all Partner's Remaining Capital Commitments (except as otherwise provided herein) at such time and (ii) multiplying such quotient by 100.

          "Required Partners" means at any time Limited Partners and Base Fund Partners (other than Limited Partners who are the General Partner, the Management Company, their Affiliates or respective employees, and Defaulting Partners and defaulting Base Fund Partners) having at least a majority of, collectively and not voting as separate classes, the aggregate amount of all Partners' Capital Commitments and Base Fund Partners' capital commitments (other than Capital Commitments or capital commitments, as the case may be, of the General Partner, the Management Company, such Affiliates and employees, Defaulting Partners or defaulting Base Fund Partners).

          "Scientific Advisory Board" means the scientific advisory board described in Section 3.01(d).

          "Special Allocation" has the meaning set forth in Section 6.09(d).

          "Special Distribution" has the meaning set forth in Section 6.02(e).

          "Special Expense Distribution" has the meaning set forth in Section 6.05.

          "Special Tax Distribution" has the meaning set forth in Section
6.02(c).

          "Substituted Partner" has the meaning set forth in Section 11.02.

          "Transfer" has the meaning set forth in Section 10.01.

          "Tax-Exempt Investor" means (i) a Limited Partner that is a U.S. person for U.S. federal income tax purposes and that is generally exempt from U.S. federal income tax or (ii) a Conduit Partner in the Delaware Conduit that is a U.S. person for U.S. federal income tax purposes and that is generally exempt from U.S. federal income tax.

          "Triggering Event" means with respect to any Person, the criminal conviction or admission by consent (including a plea of no contest or consent to an injunction or order prohibiting future violations of the securities laws by the Securities and Exchange Commission or other regulatory body) of such Person to a violation of the federal securities laws or applicable state law, or of any rule or regulation promulgated thereunder, or of any criminal statute involving a material breach of fiduciary duty; or the commission by such Person of an action, or the omission by such Person to take an action, if such commission or omission constitutes bad faith, gross negligence, willful misconduct, fraud or willful or reckless disregard for such Person's duties to the Partnership or the Limited Partners; or a material and ongoing breach of this Agreement by such Person.

          "Unused Credit Amount" means, at any time, the Credit Amount at such time, reduced by the sum of (i) the aggregate amount of such Credit Amount that has theretofore been applied, under Section 5.02, to satisfy the obligation of the General Partner to make Capital Contributions and (ii) without duplication of the foregoing, the aggregate amount of Credit Amount with respect to which Special Distributions have been made to the General Partner under Section 6.02(e).

          "U.S. Investor" means (i) a Limited Partner that is a U.S. person for U.S. federal income tax purposes or (ii) a Conduit Partner in the Delaware Conduit that is a U.S. person for U.S. federal income tax purposes.

                                   ARTICLE II

                               GENERAL PROVISIONS

          SECTION 2.01. Name. The name of the Partnership is Caduceus Private Investments II (QP), LP.

          SECTION 2.02. Office; Registered Agent. (a) The Partnership has and shall maintain a registered office in Delaware at, and the name and address of the Partnership's registered agent in Delaware is, The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, USA.

          (b) The business address of the General Partner shall be OrbiMed Capital II LLC, 767 Third Avenue, 30th Floor, New York, New York, 10017, USA, or such other place as the General Partner shall specify by notice to all the Partners.

          SECTION 2.03. Purposes of the Partnership. (a) The purposes of the Partnership are (i) to identify potential Partnership Investments, (ii) to acquire, hold and dispose of Partnership Investments, (iii) pending utilization or disbursement of funds, to invest such funds in accordance with the terms of this Agreement and (iv) to do everything necessary or desirable for the accomplishment of the above purposes or the furtherance of any of the powers herein set forth and to do every other act and thing incident thereto or connected therewith.

          (b) The Partnership shall make Investments only in health care and health-care related businesses with a particular focus on entities engaged in drug discovery and development, medical devices and medical diagnostics, and technology to facilitate the foregoing; provided that the Partnership may hold cash in money market funds and other short-term cash investments and may engage in hedging techniques using derivatives with respect to foreign currency risk, interest rate risk, and hedging gains with respect to Investments.

          (c) The Partnership, and the General Partner on behalf of the Partnership, may enter into and perform a subscription agreement with each Limited Partner and any agreements to induce any Person to purchase interests in the Partnership and any documents contemplated thereby or related thereto and any amendments thereto, without any further act, vote or approval of any Person, including any Partner, notwithstanding any other provision of this Agreement. The General Partner is hereby authorized to enter into the documents described in the preceding sentence on behalf of the Partnership, but such authorization shall not be deemed a restriction on the power of the General Partner to enter into other documents on behalf of the Partnership.

          SECTION 2.04. Liability of the Limited Partners Generally. Except as otherwise provided in this Agreement or the Delaware Act, no Limited Partner (or former Limited Partner) shall be obligated to make any contribution of capital to the Partnership or have any liability for the debts and obligations of the Partnership.

          SECTION 2.05. Fiscal Year. The fiscal year of the Partnership for financial statements and United States federal income tax purposes shall end on December 31st (or such other date as may be required by law).

          SECTION 2.06. Withdrawal of Initial Limited Partner; Admission of Limited Partners. The Initial Limited Partner hereby withdraws as a Limited Partner effective on the date of the Prior Limited Partnership Agreement. On the Initial Closing Date, each Person whose subscription for a Partnership Interest in the Partnership has been accepted by the General Partner shall, upon execution and delivery of a counterpart of this Agreement, become a Limited Partner and shall be shown as such on the books and records of the Partnership.

          SECTION 2.07. Additional Limited Partners. (a) At any time during the period commencing on the Initial Closing Date and ending on the Final Closing Date, the General Partner may at its discretion cause the Partnership to admit additional Limited Partners or allow any Limited Partner to increase its original Capital Commitment. Upon the execution and delivery of a counterpart of this Agreement, each such additional Limited Partner shall become a Limited Partner of the Partnership and shall be shown as such on the books and records of the Partnership. Neither the admission of any additional Limited Partner to the Partnership nor the increase in the original Capital Commitment of any existing Limited Partner pursuant to this Section 2.07 shall require the approval of any Limited Partners existing immediately prior to such admission or increase.

          (b) Additional Limited Partners admitted to the Partnership on any Closing Date other than the Initial Closing Date (and to the extent of any increase in their Capital Commitments on any such Closing Date, Limited Partners so increasing their Capital Commitments) shall make Capital Contributions for their pro rata share (on a combined basis with all Partners and Base Fund Partners) of the Capital Contributions previously made by Partners for any Partnership Investments still held by the Partnership and the capital contributions previously made by the Base Fund Partners for Base Fund Investments still held by the Base Fund at the time of their admission and for drawn but uninvested Capital Contributions and Partnership Expenses and Management Fees and analogous amounts under the Base Fund Agreement plus interest at the Prime Rate on such amounts from the date of each such contribution (or the initial Drawdown Date, in the case of Management Fees) to the date of the subsequent closing, and will share in any subsequent distributions and allocations of items of income, gain, loss or expense of the

Partnership that are attributable to any such Investment. Amounts so contributed may result in dilution to existing Partners with respect to Partnership Investments made prior to such contribution (and a portion of such contribution shall be paid to the Management Company in the case of Management Fees) or be applied to purchase Base Fund Investments such that the Partnership, on the one hand, and the Base Fund, on the other hand, will each hold a share of such investments, pro rata in the same proportion that the aggregate Capital Commitments bear to the aggregate capital commitments of the Base Fund. The purchase by the Partnership of such Base Fund Investments from the Base Fund shall be made at the Base Fund's cost in such Base Fund Investments plus an interest component on such amount equal to the Prime Rate. The interest component provided for above shall not be treated as income of the Partnership and shall be allocated to the existing Partners outside the Partnership by the General Partner.

          (c) No additional Limited Partner or Substituted Partner shall be admitted to the Partnership, and no existing Limited Partner shall be allowed to increase its original Capital Commitment, unless the admission of such Limited Partner or the increase of such Capital Commitment (i) would not, in the judgment of the General Partner, jeopardize the status of the Partnership as a partnership for United States federal income tax purposes, cause a dissolution of the Partnership under the Delaware Act or for United States federal income tax purposes, cause the Partnership's assets to be deemed to be "plan assets" for purposes of ERISA, cause the Partnership to be deemed to be an "investment company" for purposes of the Investment Company Act, cause the General Partner to be in violation of the Advisers Act, or cause the Partnership or any of its affiliates to be in violation of the Securities Act of 1933, as amended, and
(ii) would not, in the judgment of the General Partner, violate, or cause the Partnership to violate, any other applicable law or regulation.

          (d) Each Partner understands and agrees that the Base Fund Agreement will contain a provision analogous to this Section 2.07 enabling the Base Fund to admit additional Base Fund Partners and to permit existing Base Fund Partners to increase their capital commitments to the Base Fund, in each case on or prior to the Final Closing Date.

          SECTION 2.08. Qualified Purchasers; Tax Treatment. The Partnership shall only be open to "qualified purchasers" within the meaning of the Investment Company Act. It is the intention of the Partners that the Partnership be treated as a partnership for U.S. federal, state and local income tax purposes. Notwithstanding anything to the contrary in this Agreement, neither the General Partner nor any Limited Partner shall take any action inconsistent with such treatment, including the filing of any election to treat the Partnership as a corporation for U.S. federal, state or local income tax purposes

          SECTION 2.09. Competing Funds. Without the consent of the Required Partners, neither the General Partner nor its Affiliates shall close any other pooled investment fund (other than the Base Fund or a Parallel Investment Vehicle or funds existing or demonstrably contemplated on the date hereof) which has as its primary investment objective privately negotiated equity investments that are substantially similar to the types of investments to be made by the Partnership (any such fund being referred to hereinafter as a "Competing Fund"), until the earlier of (i) the time at which at least 70% of the aggregate Capital Commitments and the capital commitments of the Base Fund have been committed to or invested in, called for contribution for investment in, or reserved by the General Partner for Follow-on Investments with respect to, Investments, or follow-on investments with respect to investments by the Base Fund, and/or paid or reserved for payment of past or accrued Management Fees and Partnership Expenses (or analogous amounts with respect to the Base Fund) and (ii) the Full Investment Date. Until the Full Investment Date, a Competing Fund permitted by the preceding sentence shall co-invest alongside the Partnership (and the Base Fund and any Parallel Investment Vehicle) only on the same terms and conditions in all material respects; provided that such Competing Fund shall not co-invest in respect of a Follow-On Investment unless (x) such Competing Fund shall have previously co-invested in respect of the initial Investment that gave rise to such Follow-On Investment or (y) the Partnership has insufficient remaining capital to complete such Follow-On Investment.

                                   ARTICLE III

          MANAGEMENT, ADMINISTRATION AND OPERATIONS OF THE PARTNERSHIP

          SECTION 3.01. (a) Management Generally. The management and control of the Partnership shall be vested exclusively in the General Partner, provided that certain administrative duties may be delegated by the General Partner as provided in paragraph (b) to this Section 3.01 and as provided in paragraphs (c) and (d) to this Section 3.01. The Limited Partners shall have no part in the management or control of the Partnership, shall exercise no influence over the management or policies of the Partnership and shall have no authority or right to act on behalf of or bind the Partnership in connection with any matter; provided that the General Partner shall consult with the Advisory Committee on certain matters from time to time as provided herein.

          (b) Administrative Services. The Partnership may retain the services of one or more entities to render various administrative services to the Partnership and may pay reasonable and customary compensation for such services as follows. The Partnership may retain an Affiliate of the General Partner to provide such administrative services. The General Partner shall engage OrbiMed Advisors LLC, a Delaware limited liability company and an Affiliate of the General Partner, as its Management Company to manage the business of the Partnership and provide the foregoing administrative services for a per annum fee equal to:

          (i) during the first 36 months following the initial Drawdown Date (the "36- Month Mark"), (A) on or prior to the Base Reduction Date, 1.5% of the aggregate Capital Commitments of all Limited Partners on the first day of the relevant fiscal quarter and
                 (B) after the Base Reduction Date, 1.0% of the aggregate remaining invested capital (as reduced by the cost basis of all Investments that have been sold or otherwise disposed of by the Partnership (other than those reinvested as permitted by Section 6.11(a)) of all Limited Partners on the first day of the relevant fiscal quarter;

          (ii) during the 24-month period immediately succeeding the 36-Month Mark (the "Succeeding 24-Month Mark"), (A) if the Base Reduction Date has not occurred, on or prior to the Base Reduction Date, 1.75% of the aggregate Capital Commitments of all Limited Partners on the first day of the relevant fiscal quarter and (B) after the Base Reduction Date, 1.25% of the aggregate remaining invested capital (as reduced by the cost basis of all Investments that have been sold or otherwise disposed of by the Partnership (other than those reinvested as permitted by Section 6.11(a)) of all Limited Partners on the first day of the relevant fiscal quarter; and

          (iii) thereafter (A) if the Base Reduction Date has not occurred, on or prior to the Base Reduction Date, 2% of the aggregate Capital Commitments of all Limited Partners on the first day of the relevant fiscal quarter, and (B) after the Base Reduction Date, 1.5% of the aggregate remaining invested capital (as reduced by the cost basis of all Investments that have been sold or otherwise disposed of by the Partnership (other than those reinvested as permitted by Section 6.11(a)) of all Limited Partners on the first day of the relevant fiscal quarter;

to be paid by the Partnership quarterly, in advance (the "Management Fee"). All cash director's fees, breakup fees, commitment fees, monitoring fees and success fees received by the General Partner or the Management Company from portfolio companies constituting Investments (or, with respect to breakup fees, companies constituting prospective Investments), and travel expenses of the Management Company incurred with respect to monitoring Investments, shall be offset against the Management Fee accruing after such receipt or incurrence (appropriately pro rated between the Partnership and the Base Fund in proportion to their respective investment percentages in the applicable portfolio company); provided that (x) in no event shall the Management Fee be reduced below zero and (y) no offset of the Management Fee shall be made with respect to reimbursements paid to the General Partner, the Management Company, or their respective Affiliates or employees for out-of-pocket expenses incurred on behalf or with respect to portfolio companies. The Management Company will be responsible for monitoring Investments and funding all ordinary administrative and overhead expenses of the Partnership and its staff. Non-cash fees received by the General Partner or the Management Company from portfolio companies constituting Investments shall be allocated and assigned by the General Partner to the Partnership and the Base Fund and any other affiliated investment vehicle in proportion to such entity's investment in such portfolio company.

          (c) Advisory Committee. The Partnership's Advisory Committee, which will also serve as the advisory committee for the Base Fund, will consist of no less than three and no more than seven representatives of the Limited Partners and limited partners of the Base Fund, to be appointed by the General Partner. The Advisory Committee will advise the General Partner on certain matters related to the Partnership and will have final approval on issues involving any actual or potential conflicts of interest between the General Partner, the Management Company and the Partnership. In addition the Advisory Committee will periodically receive from the Management Company proposed valuations of fund investments and may request to review such valuations and to take the actions provided for in Section 6.03(b). J.P. Morgan Securities Inc., the sponsor of the Conduits, shall be entitled to appoint a representative to attend meetings of the Advisory Committee as an observer. Notwithstanding anything to the contrary contained in this Agreement, a member of the Advisory Committee shall not constitute a general partner of the Partnership. Notwithstanding anything to the contrary contained in this Agreement, none of the actions taken by the Advisory Committee, any member of the Advisory Committee or the Limited Partners hereunder shall constitute participation in the control of the business of the Partnership within the meaning of the Delaware Act. Actions of the Advisory Committee shall be on the basis of majority voting, with each member of the Advisory Committee having one vote. The Partners acknowledge that each member of the Advisory Committee represents the applicable Limited Partner appointing such member and may act in the best interests of such Limited Partner.

          (d) Scientific Advisory Board. The General Partner shall consult from time to time with the Scientific Advisory Board, which will also serve as the scientific advisory board for the Base Fund, made up of individuals experienced in the areas in which the Partnership intends to concentrate its investments. The General Partner shall decide upon the size and selection process for the Scientific Advisory Board members. Members of the Scientific Advisory Board shall be consulted individually from time to time on areas within their scientific expertise and shall meet periodically as a group, when necessary, to discuss areas of potential interest to the Partnership. Fees of the Scientific Advisory Board shall be paid by the Management Company out of the Management Fee. At any time, the General Partner may remove such Scientific Advisory Board members from their position(s) on the Scientific Advisory Board.

          SECTION 3.02. Authority of the General Partner. The General Partner shall have the power on behalf and in the name of the Partnership to carry out any and all of the objectives and purposes of the Partnership and to perform all acts which it may, in its discretion, deem necessary, desirable or convenient, including without limitation, the power to:

          (a)    identify investment opportunities for the Partnership;

          (b) acquire, hold, manage, own, sell, transfer, convey, assign, exchange, pledge or otherwise dispose of any investment made or held by the Partnership;

          (c) open, maintain and close accounts with banks, brokerage firms or other financial institutions, deposit and withdraw funds in the name of the Partnership and draw checks or other orders for the payment of moneys;

          (d) enter into, and take any action under, any contract, agreement or other instrument as the General Partner shall determine to be necessary or desirable to further the purposes of the Partnership, including, without limitation, granting or refraining from granting any waivers, consents and approvals with respect to any of the foregoing and any matters incident thereto and entering into side-letters and agreements with certain Limited Partners;

          (e) bring and defend actions and proceedings at law or in equity and before any governmental, administrative or other regulatory agency, body or commission;

          (f) employ, on behalf and at the expense of the Partnership, and dismiss from such employment any and all attorneys, accountants, consultants, appraisers or custodians of the assets of the Partnership or other agents or employees (who may be designated as officers with titles), on such terms and for such compensation as the General Partner may determine, whether or not such Person may be, or also be otherwise employed by, any Affiliate of the General Partner;

          (g) make all elections, investigations, evaluations and decisions, including the voting of securities held by the Partnership, binding the Partnership thereby, that may in the judgment of the General Partner be necessary or desirable for the acquisition, management or disposition of investments by the Partnership;

          (h) enter into and perform any agency cross transaction in which any Affiliate of the General Partner acts as broker for both the Partnership and a party on the other side of the transaction or any agency transaction in which the Partnership is a principal and in which any Affiliate of the General Partner acts as broker for a party on the other side of the transaction (it being understood that the General Partner shall disclose any such transaction and its terms to the Advisory Committee);

          (i) incur expenses and other obligations on behalf of the Partnership in accordance with this Agreement, and, to the extent that funds of the Partnership are available for such purpose, pay all such expenses and obligations;

          (j)    contribute funds to the Partnership in accordance with Section
                 3.06;

          (k) establish reserves in accordance with Sections 5.02(a), 6.03(d) and 9.04(b) for contingencies and for any other Partnership purpose;

          (l) in its discretion, form Partnership Investment Vehicles and permit Partners to make Parallel Investments outside the Partnership; and

          (m) act for and on behalf of the Partnership in all matters incidental to the foregoing.

          SECTION 3.03. Other Authority. The General Partner agrees to use its best efforts (subject to the exceptions noted below) to operate the Partnership in such a way that (i) the Partnership will not be deemed to be an "investment company" for purposes of the Investment Company Act, (ii) none of the Partnership's assets will be deemed to be "plan assets" for purposes of ERISA,
(iii) the Partnership will not generate any "unrelated business taxable income" as defined in Section 512(a)(1) of the Code (provided that it is understood that any offsets against the Management Fee and any fees received by the Partnership attributable to services performed by the General Partner or the Management Company for portfolio companies may give rise to "unrelated business taxable income"), (iv) Non-U.S. Investors will not, as a consequence of an investment in the Partnership, be treated as engaged in a trade or business in the United States or realize any income that is treated as effectively connected with the conduct of a trade or business in the United States, within the meaning of
Section 864(c) of the Code (provided that it is understood that any offsets against the Management Fee and any fees received by the Partnership attributable to services performed by the General Partner or the Management Company for portfolio companies may give rise to such "effectively connected income"), and (v) the General Partner will be in compliance with the Advisers Act. Subject to the foregoing and to Section 3.14, the General Partner is hereby authorized to take any action (including making structural, operating or other changes in the Partnership, making structural or other changes in any Investment, amending this Agreement in any manner that would otherwise require only the approval of the Required Partners pursuant to Section 12.01(a), canceling in whole or in part the Remaining Capital Commitment of any Partner, requiring the sale in whole or in part of any Partner's interest in the Partnership or any Parallel Investment Ownership interest of such Partner, or dissolving the Partnership) it has determined in good faith to be necessary in order for (a) the Partnership not to be in violation of the Investment Company Act or any other material law, regulation or guideline applicable to the Partnership, (b) the Partnership's assets not to be deemed "plan assets" for purposes of ERISA, (c) except as set forth in the immediately preceding sentence, the Partnership will not generate any "unrelated business taxable income," as defined in Section 512(a)(1) of the Code, (d) except as set forth in the immediately preceding sentence, Non-U.S. Investors will not, as a consequence of an investment in the Partnership, be treated as engaged in a trade or business in the United States or realize any income that is treated as effectively connected with the conduct of a trade or business in the United States, within the meaning of Section 864(c) of the Code, and (e) the General Partner not to be in violation of the Advisers Act or any other material law, regulation or guideline applicable to the General Partner or any other material law, regulation or guideline applicable to the Partnership, any of its Affiliates or any Partner. Prior to taking any action pursuant to this Section
3.03 or, if such prior notice is not reasonably practicable, after taking such action, the General Partner shall provide notice thereof to any Partner affected by such action, but such action shall not require the approval of any Partner.

          SECTION 3.04. Expenses. (a) Subject to Sections 3.06 and 5.03, the Partnership shall be responsible for and shall pay all Partnership Expenses. All Partnership Expenses shall be paid out of funds of the Partnership determined by the General Partner to be available for such purpose. The aggregate expenses of the Partnership and the Base Fund shall generally be pro rated by the General Partner in its reasonable discretion and in accordance with each entity's aggregate capital commitments. As used herein, the term "Partnership Expenses" means all expenses or obligations of the Partnership or otherwise incurred by the General Partner in connection with this Agreement (other than the obligation of the Partnership to make or pay for any Partnership Investments), including without limitation:

          (i) all Organizational Expenses and ongoing administrative expenses of the Partnership, certain of which the Partnership intends to amortize over a period of 60 months;

          (ii) all ongoing Professional Expenses for services rendered to or in connection with the Partnership or in connection with this Agreement;

          (iii) all unreimbursed Out-of-Pocket Expenses incurred in connection with Partnership activities;

          (iv) all unreimbursed Professional Expenses and Out-of-Pocket Expenses incurred in connection with the acquisition, holding, refinancing, pledging, sale or proposed refinancing, pledging or sale of all or any portion of any Investment and costs and expenses of researching, conducting due diligence on and otherwise maintaining the Investments (including travel expenses, provided that travel expenses incurred in connection with monitoring investments shall reduce the Management Fee) and costs and expenses associated with the retention of consulting specialists by the General Partner to assist it in the analysis, purchase and sale of Investments;

          (v) all expenses incurred in connection with any litigation or other proceeding involving the Partnership (including the cost of any investigation and preparation) and the amount of any judgment or settlement paid in connection therewith;

          (vi) all expenses for indemnity or contribution payable by the Partnership to any Person, whether payable under Article VIII or otherwise and whether payable in connection with any litigation involving the Partnership or otherwise;

          (vii) all unreimbursed expenses incurred in connection with the collection of amounts due to the Partnership from any Person;

          (viii) all expenses incurred in respect of any taxes imposed on the Partnership or in connection with tax proceedings that are characterized as Partnership Expenses pursuant to Section 3.11;

          (ix) all expenses incurred in connection with the preparation of amendments to this Agreement;

          (x)    all Partnership Investment Expenses;

          (xi)   the Management Fee; and

          (xii) all expenses incurred in connection with the dissolution and liquidation of the Partnership.

Notwithstanding the foregoing, the Participating Partners in respect of any Partnership Investment for which a Partnership Investment Vehicle is formed shall be responsible for and shall pay all Partnership Investment Vehicle Expenses with respect to such Partnership Investment Vehicle to the extent of their respective Capital Commitments, and the other Partners shall be deemed to have a Capital Commitment equal to zero for purposes of funding such Partnership Investment Vehicle Expenses.

          (b) The Participating Partners in respect of any Parallel Investment shall be responsible for and shall pay all Parallel Investment Expenses related to such Parallel Investment to the extent of their respective Capital Commitments, and the other Partners shall be deemed to have a

Capital Commitment equal to zero for purposes of funding such Parallel Investment Expenses. If the General Partner determines, in its discretion, that any Expense relates to both a Partnership Investment and one or more Parallel Investments, the General Partner shall allocate such Expense among the Partnership and the applicable Parallel Investment Vehicles (or, in the case of a Parallel Investment without a Parallel Investment Vehicle, the Participating Partner or Participating Partners in respect of such Parallel Investment), pro rata in proportion to the aggregate Capital Contributions made with respect to such Partnership Investment and each such Parallel Investment.

          The General Partner and the Limited Partners acknowledge and agree that to the extent permitted by law (i) no Parallel Investment Expense shall be incurred for the benefit of or borne by the Partnership, (ii) no Parallel Investment Expense shall constitute or be deemed to be a Partnership Expense for any purpose and (iii) no creditor whose claims arise in connection with any Parallel Investment shall have any recourse or claim against the Partnership or any Partnership Investment or be entitled reasonably to rely on the existence of the Partnership or any Partnership Investment in extending credit with respect to such Parallel Investment. Without limiting the generality of the foregoing, to the extent permitted by law (x) no Parallel Investment Expense shall be set forth on the books and records of the Partnership or, except as otherwise required by law, listed on the tax returns to be filed by the Partnership and
(y) the Partnership shall not use any of its funds to pay or otherwise satisfy any Parallel Investment Expense.

          SECTION 3.05. Restriction on Borrowings. The Partnership shall not (i) incur any indebtedness for borrowed money, (ii) guarantee the obligations of any Person or (iii) otherwise become contingently liable with respect to any indebtedness of any Person.

          SECTION 3.06. Certain Contributions by the General Partner. The General Partner may, in its discretion, pay any Partnership Expense (or portion thereof) that the General Partner is otherwise entitled to require the Partners to fund pursuant to this Agreement, and such payment shall be treated as a cash contribution by the General Partner and credited to its Capital Account pursuant to Section 6.08(a). If the General Partner makes cash contributions to the Partnership pursuant to this Section 3.06, the General Partner shall have the option to require the Partners to fund, in accordance with Section 5.02(b), a Special Expense Distribution to the General Partner on any subsequent Drawdown Date on which the Partners are required to make Capital Contributions in respect of Investments.

          SECTION 3.07. Transactions with Affiliates. In addition to transactions specifically contemplated by this Agreement, the General Partner, when acting in its capacity as General Partner of the Partnership, is hereby authorized to purchase property or obtain services from, to sell property or provide services to, or otherwise to deal with the General Partner (acting in a capacity other than its capacity as General Partner of the Partnership), any Affiliate of the General Partner, any Partner, any Person in which a Partnership Investment has been, or is proposed to be, made, or any Affiliate of any of the foregoing Persons; provided that, in connection with any such dealing (other than those specifically contemplated by the immediately succeeding sentence of this Section 3.07) between the Partnership and the General Partner (acting in a capacity other than its capacity as General Partner of the Partnership), any Affiliate of the General Partner, or any Partner, such dealing shall be on terms no less favorable to the Partnership than the terms that would be obtained on an arm's-length basis and the General

Partner shall disclose the arrangements of such dealing to the Advisory Committee. In connection with any services performed by any Affiliate of the General Partner for the Partnership, such Affiliate shall be entitled to be compensated by the Partnership for such services, and the amount of such compensation shall be determined by the General Partner in its discretion; provided that (x) such compensation at any time shall not exceed the amount such Affiliate would customarily receive from third parties as compensation at such time for the performance of similar services and (y) such services shall not be rendered for additional compensation if already covered by the Management Fee or if such services are of a type of activity required to be performed by the General Partner pursuant to its obligations hereunder. Each Partner acknowledges and agrees that the purchase or sale of property, the performance of such services, the borrowing of such funds, other dealings, or the receipt of such compensation may give rise to conflicts of interest between the Partnership and the Partners, on the one hand, and the General Partner or such Affiliate, on the other hand.

          SECTION 3.08. Other Activities, Conflicts of Interest. (a) Each Partner (1) represents and warrants that such Partner has carefully reviewed and understood the information contained in the Offering Memorandum and (2) acknowledges and agrees that the General Partner or any of its Affiliates may engage in any of the activities of the type or character described in the Offering Memorandum under the caption "Certain Risk Factors and Conflicts of Interest", or elsewhere therein, whether or not such activities have or could have an effect on the Partnership's affairs or on any Investment. Without limiting the generality of any of the foregoing, each Partner acknowledges and agrees that:

          (i) the General Partner, any of its Affiliates and any officer or employee of any such Person shall be required to devote only such time to the affairs of the Partnership as the General Partner determines in its discretion may be necessary to manage and operate the Partnership, and any such Person, to the extent not otherwise directed by the General Partner (but subject to Section 4.03), shall be free to serve any other Person or enterprise in any capacity that it may deem appropriate in its discretion; and

          (ii) Affiliates of the General Partner shall have the right to perform consulting services for, and to receive compensation from, any Person in which an Investment has been, or is proposed to be, made; provided that such services shall not be rendered for additional compensation if already covered by the Management Fee or if such services are of a type of activity required to be performed by the General Partner pursuant to its obligations hereunder. In addition, such Affiliates shall have the right to purchase property (including securities) from, to sell property or lend funds to, or otherwise to deal with, any Person in which an Investment has been, or is proposed to be, made. Employees of the General Partner and its Affiliates may also receive cash and equity compensation in connection with serving as directors of portfolio companies. Each Partner further acknowledges and agrees that the performance of such services, the purchase or sale of such property, the lending of such funds, other dealings, or the receipt of such fees may give rise to conflicts of interest between the Partnership and the Partners, on the one hand, and Affiliates of the General Partner, on the other hand, and that any such fees or other compensation will not be shared with the Partnership or any Partner.

          (b) Unless otherwise expressly provided herein, whenever a conflict of interest exists or arises between the General Partner, any of its Affiliates, or a Limited Partner, on the one hand, and the Partnership or, in the case of the General Partner or its Affiliates, any Limited Partner, on the other hand, the General Partner shall, promptly after becoming aware of such conflict of interest, disclose such conflict of interest to the Advisory Committee, together with information reasonably necessary to enable the Advisory Committee to evaluate such conflict of interest, and the Advisory Committee shall resolve such conflict of interest in its reasonable discretion after consultation with the General Partner.

          SECTION 3.09. Books and Records; Accounting Method. (a) The General Partner shall keep or cause to be kept at the address of the General Partner (or at such other place as the General Partner shall advise the other Partners) full and accurate books and records of the Partnership. Subject to Sections 3.10(a) and 3.10(b), such books and records shall be available, upon five Business Days' notice to the General Partner, for inspection and copying at reasonable times during business hours by each Limited Partner or its duly authorized agents or representatives for a purpose reasonably related to such Limited Partner's interest in the Partnership. Each Limited Partner agrees that such books and records contain confidential information relating to the Partnership and its affairs.

          (b) The Partnership's books of account shall be kept on the same basis followed by the Partnership for United States federal income tax purposes.

          SECTION 3.10. Confidentiality. (a) Each Partner, other than the General Partner, agrees to keep confidential, and not to disclose to any Person (other than Conduit Partners), any matter relating to the Partnership and its affairs, including the identities of the other Partners and the beneficial owners of the related Partnership Interests and any matter related to any Investment (other than disclosure to such Partner's employees, agents, advisors, or representatives responsible for matters relating to the Partnership and who need to know such information in order to perform such responsibilities (each such Person being hereinafter referred to as an "Authorized Representative") or the other Limited Partners); provided that such Partner or any of its Authorized Representatives may make such disclosure to the extent that (i) the information being disclosed is otherwise generally available to the public, (ii) such disclosure is requested by any governmental body, agency, official or authority having jurisdiction over such Partner or (iii) such disclosure, in the written opinion of legal counsel of such Partner or Authorized Representative, is otherwise required by law. Prior to making any disclosure described in clause
(iii) of this Section 3.10(a), each Partner shall notify the General Partner of such disclosure and deliver to the General Partner a copy of the opinion referred to in such clause (iii). Prior to any disclosure to any Authorized Representative, each Limited Partner shall advise such Authorized Representative of the obligations set forth in this Section 3.10(a) and obtain the agreement of such Person to be bound by the terms of such obligations. Notwithstanding any other provision of this Agreement, any Partner (and each of its employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Partnership and any Partnership Investment or Parallel Investment, provided that the foregoing does not constitute an authorization to disclose information identifying the Partnership, the Partners, or any parties to Partnership Investments or Parallel Investments or (except to the extent relating to such tax structure or tax treatment) any nonpublic commercial or financial information.

          (b) The General Partner may, to the maximum extent permitted by applicable law, keep confidential from any Limited Partner any information (including information requested by such Limited Partner pursuant to Section 3.09) the disclosure of which (i) the Partnership, any Partnership Investment Vehicle or Parallel Investment Vehicle or the General Partner is required to keep confidential by law or by the terms of any agreement entered into in good faith in connection with any proposed Investment or (ii) the General Partner reasonably believes may have an adverse effect on (x) the ability to consummate any proposed Investment or any transaction directly or indirectly related to, or giving rise to, such Investment, (y) the Partnership or any Partnership Investment Vehicle or Parallel Investment Vehicle or (z) any entity in which an Investment has been, or is proposed to be, made. If information is withheld from any Limited Partner pursuant to this Section 3.10(b), the General Partner shall provide such information to such Limited Partner after the circumstances described in the preceding sentence are no longer continuing.

          SECTION 3.11. Partnership Tax Returns. (a) The General Partner shall cause to be prepared and timely filed all tax returns required to be filed for the Partnership. The General Partner may, in its discretion, make, or refrain from making, any income or other tax elections for the Partnership that it deems necessary or advisable, including an election pursuant to Section 754 of the Code.

          (b) The General Partner is hereby designated as the Partnership's "Tax Matters Partner" under Section 6231(a)(7) of the Code. The General Partner is specifically directed and authorized to take whatever steps the General Partner, in its discretion, deems necessary or desirable to perfect such designation, including filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under Treasury regulations. Any Limited Partner shall have the right to participate in any administrative proceedings relating to the determination of Partnership items at the Partnership level. Expenses of such administrative proceedings undertaken by the Tax Matters Partner shall be Partnership Expenses. Each Limited Partner who elects to participate in such proceedings shall be responsible for any expenses incurred by such Limited Partner in connection with such participation. The cost of any resulting audits or adjustments of a Partner's tax return shall be borne solely by the affected Partner.

          (c) The General Partner shall, at the sole cost and expense of the affected Limited Partner or Conduit Partner, use commercially reasonable efforts to (i) provide each Limited Partner and Conduit Partner with such assistance as such Limited Partner or Conduit Partner may reasonably request in connection with any tax filing requirements arising in any jurisdiction other than the Limited Partner's or Conduit Partner's jurisdiction of residence for tax purposes and relating to income derived by the Limited Partner or Conduit Partner from the Partnership, any Parallel Investment or any Parallel Investment Vehicle and (ii) assist the Limited Partners and Conduit Partners in obtaining any tax refunds or other tax benefits from any such jurisdiction, arising in connection with any Partnership Investment or Parallel Investment.

          SECTION 3.12. Annual Meeting. The General Partner shall call a meeting of the Partners on an annual basis by giving notice of such meeting to each Partner not less than 30 days prior to such meeting. Such notice shall specify the time and place of such meeting.

          SECTION 3.13. Reliance by Third Parties. Persons dealing with the Partnership are entitled to rely conclusively upon the power and authority of the General Partner as herein set forth.

          SECTION 3.14. ERISA. The General Partner agrees to use its best efforts to operate the Partnership in such a way that none of the Partnership's assets would be deemed to be "plan assets" for purposes of ERISA by causing the Partnership to qualify as a "venture capital operating company" for purposes of ERISA. If, despite such efforts, the General Partner becomes aware or is notified that the Partnership's assets may be deemed to be such plan assets, and reputable counsel to the General Partner issues a legal opinion to the General Partner confirming that the foregoing is reasonably likely, then the General Partner may take any action authorized under Section 3.03, including without limitation canceling in whole or in part the ERISA Partners' respective Remaining Capital Commitments or requiring the sale in whole or in part of the ERISA Partners respective Partnership Interests in the Partnership, without the approval of any ERISA Partner; provided that such cancellation, sale or other action shall be imposed on all ERISA Partners pro rata in accordance with their respective Commitment Percentages (calculated without giving effect to the Capital Commitment of any Partner that is not an ERISA Partner).

          SECTION 3.15. Conduit Partners. (a) Notwithstanding anything in this Agreement to the contrary, the following provisions shall apply with respect to Conduits and Conduit Partners.

          (b) A transfer by a Conduit Partner of its interest in the Conduit in accordance with the Conduit Agreement shall not require the consent of the General Partner under Section 10.02.

          (c) The General Partner may require a Conduit to be excluded from proposed Investments to the extent (but only to the extent) the General Partner makes a determination that, by virtue of the interest of a Conduit Partner in such Conduit, the provisions of clause (i), (ii) or (iii) set forth in Section
4.06 apply. It is understood that, under the circumstances described in this
Section 3.15(c), the provisions of Section 4.06 shall apply only to that portion of the interest in the Partnership held by the relevant Conduit that is attributable to the relevant Conduit Partner.

          (d) A Conduit may elect to be excused from making all or a portion of any required Capital Contribution with respect to any Investment to the extent (but only to the extent) that a Conduit Partner of such Conduit elects to be excused from making its capital contribution to the Conduit for the reasons set forth in Section 5.06(a); provided that such Conduit Partner delivers an opinion of counsel to the effect set forth in Section 5.06(a). The General Partner may exclude a Conduit from making all or a portion of any required Capital Contribution with respect to any Investment to the extent (but only to the extent) the General Partner makes a determination that, by virtue of the making of all or a portion of a capital contribution by a Conduit Partner to such Conduit in respect of such Investment, the provisions of Section 5.06(b) apply. It is understood that, under the circumstances described in this Section 3.15(d), the provisions of Section 5.06 shall apply only to that portion of the interest in the Partnership held by the relevant Conduit that is attributable to the relevant Conduit Partner.

          (e) In the event a Conduit becomes a defaulting Limited Partner under
Section 5.05 as a result of a default by a Conduit Partner of its obligations under the Conduit Partnership Agreement of such Conduit, the provisions of
Section 5.05 shall be applied as if such defaulting Conduit Partner, rather than such Conduit, were the defaulting Limited Partner under Section 5.05. By way of example and without limiting the foregoing, (i) the provisions of clauses (i) and (ii) of Section 5.05(a) shall apply only to that portion of the interest in the Partnership held by such Conduit that is attributable to such defaulting Conduit Partner (and not apply to the remainder of the interest in the Partnership held by such Conduit that is attributable to the nondefaulting Conduit Partners of such Conduit) and (ii) the provisions of Sections 5.05(b) and 5.05(c) shall be applied so that the General Partner may require each Limited Partner (including such Conduit and the non-defaulting Conduit Partners of such Conduit) to fund the shortfall arising from the default by such Conduit Partner in the manner set forth in Section 5.05(b) or 5.05(c), as the case may be. The General Partner is hereby authorized to make such allocations and distributions, deliver such drawdown notices and take all such other actions as it deems appropriate to implement the foregoing.

          (f) For purposes of any provision of this Agreement requiring the vote or consent of the Limited Partners, including without limitation Sections 5.01(c), 9.01, 9.02(c) and 12.01, a Conduit may cast a divided vote as if it were two Limited Partners, with one vote reflecting the vote of its Conduit Partners that vote in favor of or otherwise consent to the proposal being voted on and with the other vote reflecting the vote of its Conduit Partners that do not vote in favor of or otherwise do not consent to the proposal being voted on.

                                   ARTICLE IV

                    INVESTMENTS AND INVESTMENT OPPORTUNITIES

          SECTION 4.01. Investments Generally. The assets of the Partnership shall, to the extent not required for the payment of expenses or otherwise necessary for the conduct of the Partnership's business (as determined by the General Partner in its discretion), and subject to Sections 2.03(b), 3.03 and 5.07, be invested in such Partnership Investments as the General Partner shall determine in its discretion. In the discretion of the General Partner, Partnership Investments shall be made either directly by the Partnership or indirectly through one or more Partnership Investment Vehicles; provided, that at the time any Investment is made the General Partner may not, without the consent of the Required Partners, (i) allocate more than 15% of the aggregate Capital Commitments in any one Partnership Investment, (ii) allocate more than 25% of the aggregate Capital Commitments in non-United States entities, or (iii) allocate more than 33% (or up to 50% with the consent of the Advisory Committee) of the aggregate Capital Commitments in publicly traded securities; provided, however, that the General Partner may exceed the foregoing percentages without the consent of the Required Partners for a period of one year from the date of such Investment in the event the General Partner intends to syndicate such Investment in order to comply with the foregoing percentages following such syndication so long as in no event shall any Investment be allocated more than 25% of the aggregate Capital Commitments (including any amounts intended for syndication), and any such deviation from the foregoing 15% limitation with respect to the aggregate Capital Commitments shall be with respect to no more than one Investment at a time.

          Subject to and in accordance with Section 4.04, the General Partner may, in its discretion, permit certain Partners (other than an ERISA Partner) to make Parallel Capital Contributions outside the Partnership in such Parallel Investments as the General Partner shall determine in its discretion. In the discretion of the General Partner, Parallel Investments shall be made either directly by the Participating Partners in respect of such Parallel Investments or indirectly through one or more Parallel Investment Vehicles.

          Notwithstanding the foregoing, the Partnership shall not make any Investment in connection with a tender offer for outstanding securities of any Person that is the subject, directly or indirectly, of such Investment if the Board of Directors (or other analogous body) of such Person recommends in such Person's Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, as amended or supplemented, that security holders not tender securities pursuant to such offer. It is further understood that the Partnership shall not make Investments of a type or character inconsistent with the investments described in the Offering Memorandum.

          SECTION 4.02. Co-Investments. The General Partner shall be free to offer any uncommitted amount with respect to any Investment to the other Partners (including the General Partner), or to any other Person, which may include any Affiliates of the General Partner, funds advised by the General Partner or its Affiliates, or any director, officer, employee or agent of the General Partner or any of its Affiliates.

          SECTION 4.03. Suitability of Investments. The General Partner shall determine in good faith whether any investment offered to the Partnership is an appropriate investment for the Partnership to make (or to permit the Partners to make) as one or more Investments and, if so, the aggregate size of such Investment or Investments (which may be less than the total amount offered to the Partnership).

          SECTION 4.04. Structuring of Investments; Parallel Investments. (a) In structuring any investment opportunity, the General Partner may, in its discretion but solely to comply with regulatory requirements or tax laws (including without limitation possible tax efficiencies available to certain Limited Partners) after such consultation with Partners as the General Partner, in its discretion, deems appropriate, structure such investment opportunity (i) as one or more Partnership Investments or (ii) in part as one or more Partnership Investments and in part as one or more Parallel Investments. In addition, the General Partner may permit different groups of Partners to make Capital Contributions with respect to different Investments arising from a single investment opportunity; provided that (i) no ERISA Partner shall be permitted or required to make a Capital Contribution with respect to any Parallel Investment and (ii) no other Partner who advises the General Partner that it desires not to participate in a Parallel Investment shall be required to make a Capital Contribution with respect to such Parallel Investment. The General Partner shall use reasonable efforts to ensure that Participating Partners invest pro rata based on their relative Capital Commitments in such Parallel Investments.

          (b) If any single investment opportunity is structured as more than one Investment and the General Partner permits different groups of Partners to make Capital Contributions with respect to different Investments arising from such investment opportunity:

               (i) the securities comprising any Investment arising from such investment opportunity shall be the same as the securities comprising each other Investment arising from such investment opportunity;

               (ii) subject to Section 5.02(b), it is understood that each Partner shall be required, with respect to one or more Investments arising from such investment opportunity, to make an aggregate Capital Contribution equal to the product of (x) such Partner's Remaining Commitment Percentage times (y) the aggregate amount of all Investments arising from such investment opportunity;

               (iii) any Partner that makes an aggregate Capital Contribution in accordance with clause (ii) of this Section 4.04(b) with respect to one or more Investments arising from such investment opportunity shall be deemed to have a Remaining Capital Commitment equal to zero for purposes of all other Investments to be made by the Partnership arising from such investment opportunity; and

               (iv) other than upon dissolution of the Partnership, securities comprising all or any portion of any Investment arising from such investment opportunity shall not be directly or indirectly sold, exchanged, transferred or otherwise disposed of, or Proceeds in respect thereof distributed, unless securities comprising all or an equivalent portion, as the case may be, of each other Investment arising from such investment opportunity are directly or indirectly disposed of, or Proceeds in respect thereof distributed, at or about the same time, for equivalent consideration and otherwise on substantially similar terms.

For purposes of this Section 4.04(b), the securities comprising any Investment shall be the securities issued by the ultimate Person in which the Investment has been made, without regard to the securities, if any, issued by any Partnership Investment Vehicle or Parallel Investment Vehicle.

          (c) The General Partner and the Partners acknowledge and agree that each Parallel Investment constitutes an Investment (but not a Partnership Investment) for purposes of certain provisions of this Agreement. Without limiting the generality of the foregoing, it is understood that the terms of each Parallel Investment applicable to the acquisition, management and disposition of such Parallel Investment shall be set forth in an agreement or agreements between the General Partner and the Participating Partners in respect of such Parallel Investment, and shall be substantially similar to those contained in this Agreement with respect to Partnership Investments (including, mutatis mutandis, the provisions of Section 5.03 with respect to investment fees and the provisions of Article VI with respect to the determination of the amount that the General Partner is entitled to receive, as a share of income, profit or gain or otherwise, from any Participating Partner in respect of such Parallel Investment based upon the performance of such Parallel Investment). The terms of the agreement or agreements referred to in the immediately preceding sentence shall apply only to the particular Parallel Investment or Parallel Investments covered by such agreement or agreements.

          (d) Notwithstanding anything in this Agreement to the contrary, including the provisions of Section 4.04(c), the General Partner and the Partners acknowledge and agree that to the extent permitted by law (i) each Parallel Investment shall be made for the sole benefit and use of the Participating Partners in respect of such Parallel Investment (and not made for the benefit or use of the Partnership), (ii) no Parallel Investment shall constitute or be deemed to be an asset of the Partnership for any purpose and
(iii) no creditor of the Partnership shall have any recourse or claim against any Parallel Investment or be entitled reasonably to rely on the existence of any Parallel investment in extending credit to the Partnership. Without limiting the generality of the foregoing, to the extent permitted by law (x) no Parallel Investment shall be set forth on the books and records of the Partnership or, except as otherwise required by law, listed on the tax returns to be filed by the Partnership and (y) the Partnership shall not use any of its funds to acquire or otherwise make any Parallel Investment.

          (e) Each Limited Partner does hereby constitute and appoint the General Partner as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute and sign any agreement or instrument that is necessary or desirable in connection with establishing the terms of or otherwise structuring any Parallel Investment in which such Limited Partner elects to participate in accordance with this Section 4.04, including without limitation any agreement or instrument required for the formation of any Parallel Investment Vehicle; provided that in no event shall the power of attorney granted hereby be exercised so as to adversely modify or affect the limited liability of such Limited Partner. The power of attorney granted hereby is coupled with an interest and shall (i) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination or bankruptcy of the Limited Partner granting the same or the transfer of all or any portion of such Limited Partner's interest in the Partnership, and (ii) extend to such Limited Partner's successors, assigns and legal representatives.

          SECTION 4.05. [Intentionally omitted.]

          SECTION 4.06. Exclusion from Investments. The General Partner may, in good faith, cause a Partner to be excluded from all future Investments if the General Partner determines, in good faith based on the opinion of reputable counsel, that participation by such Partner in such Investments (i) may result in a violation of the Investment Company Act, the Advisers Act or any other material law, regulation or guideline applicable to the General Partner, the Partnership, any Affiliate of the Partnership or any Partner, (ii) may cause the Partnership's assets to be deemed "plan assets" for purposes of ERISA or (iii) may have a material adverse effect on the Partnership or the General Partner. After taking any action pursuant to this Section 4.06, the General Partner shall provide notice thereof to the affected Partner, but such action shall not require the approval of any Partner. The General Partner shall use commercially reasonable efforts to ensure that such exclusion or other action is imposed on all similarly situated Partners pro rata in accordance with their respective Commitment Percentages (calculated without giving effect to the Capital Commitment of any Partner that is not so similarly situated).

          SECTION 4.07. Tax Undertakings with Respect to Investments. (a) The General Partner agrees to use commercially reasonable efforts (i) to minimize any adverse tax consequences to any U.S. Investor from Investments in equity securities in any entity that is, for U.S. federal income tax purposes, a "controlled foreign corporation" or a "passive foreign investment company" (a "PFIC") and (ii) to prevent any Investment from constituting an investment in equity securities of a "foreign personal holding company" for U.S. federal income tax purposes. In this regard, the General Partner shall use commercially reasonable efforts to ensure that no Investment constitutes an investment in equity securities of a PFIC unless the PFIC has agreed to provide the General Partner with sufficient information to make a "qualified electing fund" election.

          (b) The General Partner shall use commercially reasonable efforts to structure Investments in entities organized outside the United States, or in entities with significant operations outside the United States, in such a manner that Limited Partners and Conduit Partners will not be subject to tax, and will not be required to file any tax return, in the relevant jurisdiction or jurisdictions, as a consequence of the Limited Partner's or Conduit Partner's investment in the Partnership, the relevant Conduit, the relevant Parallel Investment or the relevant Parallel Investment Vehicle, as the case may be, in respect of income that is not derived from the Partnership (or the relevant Parallel Investment or Parallel Investment Vehicle, as the case may be).

                                    ARTICLE V

                  CAPITAL COMMITMENTS AND CAPITAL CONTRIBUTIONS

          SECTION 5.01. Capital Contributions. (a) Each Partner hereby agrees to make Capital Contributions from time to time as hereinafter set forth; provided that, except as otherwise provided in Section 5.02(d), the applicable Drawdown Notices are delivered to the Partners prior to the Full Investment Date. Notwithstanding anything contained in this Agreement, no Partner (except any Defaulting Partner as provided in Section 5.05(e)(y)) shall be required to make any Capital Contribution if, at the time such Capital Contribution is to be made, such Capital Contribution exceeds such Partner's then Remaining Capital Commitment.

          (b) The General Partner may in its discretion, cancel the Remaining Capital Commitments of all Partners (and the Full Investment Date shall be deemed to have occurred) at any time if:

               (i) the aggregate Remaining Capital Commitments of all Partners and remaining capital commitments of Base Fund Partners at such time is less than 15% of the aggregate Capital Commitments of all Partners and the aggregate capital commitments of all Base Fund Partners, or

               (ii) the General Partner determines in good faith based on the opinion of reputable counsel that changes in any applicable law or regulation make such cancellation necessary.

          (c) Notwithstanding anything to the contrary contained herein, the power of the General Partner to make Investments and to require Capital Contributions from the Partners in respect of such Investments may be suspended by written notice to the General Partner, and the Full Investment Date shall be deemed to have occurred, upon (i) the vote or written consent of the

Required Partners or (ii) the occurrence of a Key Person Event; provided that
(x) the foregoing suspension shall not limit the General Partner's right to require further Capital Contributions with respect to (1) Partnership Expenses and Management Fees, (2) completing Investments that are subject to binding agreements or commitments on the part of the Partnership, and/or (3) subject to the limitations provided in this Agreement, Follow-on Investments; and (y) the Required Partners may reinstate such right of the General Partner to make Investments and require Capital Contributions in respect of such Investments in the event they reasonably believe that the General Partner has cured the circumstances giving rise to such suspension or that the Key Person Event is not material to the Partnership, and the Full Investment Date shall be extended accordingly.

          SECTION 5.02. Drawdown Procedures. (a) Generally. Each Limited Partner shall make Capital Contributions in such amounts and at such times as the General Partner shall specify in notices ("Drawdown Notices") delivered from time to time to such Partner. All Partnership Capital Contributions shall be paid to the Partnership in immediately available funds in United States dollars by 11:00 A.M. (New York City time) on the date specified in the applicable Drawdown Notice. All Parallel Capital Contributions shall be paid to the Person and the account and at the time specified in the applicable Drawdown Notice (it being understood that payment of Parallel Capital Contributions shall not constitute cash contributions to the Partnership and shall not be paid to any account of the Partnership). Partnership Capital Contributions may include amounts that the General Partner determines in its discretion are necessary or desirable to establish reserves in respect of Partnership Expenses and amounts necessary to make Special Distributions. The General Partner shall make Capital Contributions in such amounts as hereinafter set forth and at the same times and in the same manner as the Limited Partners who are required to make related Capital Contributions: provided that (i) the General Partner shall be relieved of its obligation to make Capital Contributions in cash (with respect to amounts called in excess of that amount which must be satisfied by a Capital Contribution in cash as set forth in the definition of "Capital Commitment" in
Section 1.01) to the extent of the Unused Credit Amount on the date on which the Capital Contribution is payable and (ii) if any single investment opportunity is structured as more than one Investment (e.g., a Partnership Investment and a Parallel Investment), the General Partner shall make its entire Capital Contribution (based on the aggregate amount invested in all such Investments) to only one of such Investments (i.e., to either the Partnership Investment or the Parallel Investment, but not to both) and, if such Capital Contribution is so made, the General Partner shall not be obligated to make any Capital Contribution to any other such Investments arising from such investment opportunity.

          (b) Regular Drawdowns. Except as otherwise provided in Section 5.02(c), each Drawdown Notice shall specify:

               (i) the Drawdown Amount;

               (ii) the required Capital Contribution to be made by such Partner;

               (iii) the date (the "Drawdown Date") on which such Capital Contribution is due (which shall be a Business Day at least ten Business Days from and including the date of delivery of the Drawdown Notice); and

               (iv) the Person and the account to which such Capital Contribution should be paid.

          Subject to Sections 4.01, 4.04(b)(iii), 4.06 and 5.02(a), in connection with any Drawdown, except as provided below, each Partner (including the General Partner) shall be required to make a Capital Contribution equal to the product of (x) such Partner's Remaining Commitment Percentage times (y) the Drawdown Amount specified in the applicable Drawdown Notice; provided that the General Partner may in its discretion determine that with respect to any Follow-on Investment only Participating Partners with respect to the investment or investments giving rise to the Follow-on Investment shall be required to make a Capital Contribution. Subject to the last sentence of the first paragraph of
Section 3.04(b), in connection with any such Drawdown to be applied to pay Expenses or to make a Special Expense Distribution, each Partner (including the General Partner) shall be required to make a Capital Contribution equal to the product of (x) such Partner's Commitment Percentage times (y) the Drawdown Amount specified in the applicable Drawdown Notice. Notwithstanding the immediately preceding sentence;

          (A) subject to clause (B) below, in connection with any Expense (or the portion of any Special Expense Distribution related to such Expense) directly and solely attributable to one or more Investments (including without limitation the investment fee referred to in Section 5.03 or the corresponding terms of any Parallel Investment), only those Partners who are Participating Partners with respect to such Investments shall be required to make Capital Contributions in respect of such Expense (or such related portion), calculated on the basis of such Partners' respective Investment Percentage with respect to such Investments; and

          (B) the General Partner may calculate the Capital Contributions to be made by the Partners in respect of any Expense (or the portion of any Special Expense Distribution related to such Expense) on a basis other than Commitment Percentages and/or Investment Percentages and/or require certain (but not all) Partners to make Capital Contributions in respect of such Expense (or such related portion) if the General Partner determines in its discretion that such allocation is clearly more equitable (e.g., in the event any Partner benefits disproportionately in respect of, or has requested an accommodation that gives rise to, such Expense).

          (c) Special Drawdowns. If in connection with the making of any Investment or the payment of any Expense in respect of which a Drawdown Notice has been delivered, the General Partner shall determine, in its discretion, that it is necessary or desirable to increase the required Capital Contribution to be made by any Partner in connection therewith (it being understood that generally any such increase would be borne pro rata by all of the Partners, except in unusual circumstances such as a Default or an Expense allocated in accordance with the immediately preceding sentence), the General Partner shall deliver an additional Drawdown Notice to such Partner amending the original Drawdown Notice and specifying:

          (i) the amount of any increase in the Drawdown Amount;

          (ii) the amount of the increase in the required Capital Contribution to be made by such Partner;
          (iii) the Drawdown Date with respect to the amount of the increase in the required Capital Contribution if different from the Drawdown Date specified in the original Drawdown Notice; and
          (iv) the reason for such increase.

          The Drawdown Date with respect to the amount of the increase in the required Capital Contribution shall be the later of (i) the Drawdown Date specified in the original Drawdown Notice and (ii) five Business Days from and including the date of delivery of the additional Drawdown Notice.

          Any increase in the required Capital Contribution of any Partner pursuant to Section 5.05 or 5.06 shall be calculated in the manner set forth therein.

          Any increase in the required Capital Contribution of each Partner (including the General Partner) due to an increase in the Drawdown Amount specified in the original Drawdown Notice shall be calculated in accordance with
Section 5.02(b) (after giving effect to Sections 5.05 and 5.06, if applicable) with respect to the amount of the increase in the Drawdown Amount.

          (d) Drawdowns After the Full Investment Date. After the Full Investment Date, all Partners will be released from any further obligation with respect to their Remaining Capital Commitments (the "Unfunded Commitments"), except to the extent necessary to: (i) cover Partnership Expenses, including but not limited to Management Fees; (ii) complete Investments by the Partnership in respect of transactions agreed to by the Partnership prior to the Full Investment Date; and (iii) make Follow-On Investments in companies that are portfolio companies on the Full Investment Date in an aggregate amount of up to 10% of the aggregate Capital Commitments for a period of three years after the Full Investment Date (or up to one additional year after such three-year period if approved by the Advisory Committee) (it being understood that in no event shall any Partner's obligation with respect to the foregoing exceed such Partner's Remaining Capital Commitment).

          SECTION 5.03. Management Fee. In consideration for its services rendered under Section 3.01(b), the Partnership shall pay to the Management Company on January 1, April 1, July 1 and October 1 of each year, the Management Fee. The Management Fee shall be included in the initial Drawdown Amount for each Partnership year and shall be paid as set forth in Section 3.01(b). The General Partner and its Affiliates and employees shall not be obligated to pay any portion of the Management Fee (it being understood that the other Partners shall not be required to pay such waived Management Fee on behalf of the foregoing Persons exempted from payment of the Management Fee). The Management Company may retain one or more placement agents to assist in the placement of Interests in the Partnership. The Management Company will pay (i) the fees of any such placement agents and any marketing costs in connection therewith and
(ii) the expenses of the Scientific Advisory Board.

          SECTION 5.04. Loans to Fund Drawdowns. (a) If the General Partner shall determine, in its discretion, that funds are necessary to make an Investment or to pay an Expense prior to the time all or a portion of such funds are otherwise made available by the Partner in accordance with this Article V, subject to compliance with applicable law or regulation the General Partner or any of its Affiliates may, acting as agent for (and without any further consent or other action by) any Partner required to make a Capital Contribution with respect to such Investment or Expense, make such Capital Contribution on behalf of such Partner and the amount so paid shall constitute a loan to such Partner: provided that (i) the General Partner shall have delivered the applicable Drawdown Notice or Notices in respect of such Investment or Expense and (ii) the General Partner shall use reasonable efforts to notify the Partners at least five Business Days (and shall, in any event, notify the Partners at least four Business Days) prior to such loan date of its intention to make such loan in order to give such Partners the opportunity, in their discretion, to make their required Capital Contributions at least one Business Day prior to such loan date in lieu of receiving such loan; and provided further that each ERISA Partner and each Early Funding Partner shall be required to make its required Capital Contribution at least one Business Day prior to such loan date in lieu of receiving such loan. The notice referred to above may constitute part of a Drawdown Notice.

          (b) Each Partner promises to pay the principal amount of any loan made by the General Partner or any of its Affiliates to such Partner pursuant to
Section 5.04(a), together with interest at a rate per annum equal to the lesser of (i) the Prime Rate plus 2% and (ii) the maximum rate permitted under the laws of the State of Delaware, on the Drawdown Date applicable to the Capital Contribution in respect of which such loan was made. Each Partner shall make any payment required pursuant to this Section 5.04(b) in immediately available funds in United States dollars. The General Partner shall deliver a notice to such Partner, specifying the amount payable by such Partner pursuant to this Section 5.04(b), at least five Business Days before such Drawdown Date; provided that the failure to deliver such notice shall not affect such Partner's obligations under this Section 5.04(b).

          The obligation of each Partner to make any payment required by this
Section 5.04(b) shall in no way affect the Remaining Capital Commitment of any Partner hereunder and such payment shall not constitute a Capital Contribution for purposes of this Agreement.

          (c) As security for its obligations under Section 5.04(b) each Partner (other than any ERISA Partner or Early Funding Partner) hereby grants to the General Partner and its assigns, to the extent permitted by applicable law, a security interest in (i) such Partner's interest as a Partner in the Partnership, including the rights and obligations of such Partner as provided in this Agreement and the Delaware Act and (ii) any Parallel Investment Ownership Interest of such Partner, including the rights and obligations of such Partner as provided by the terms of the applicable Parallel Investment. If an Event of Default relating to such obligations shall have occurred and be continuing, the General Partner and its assigns may exercise all the rights of a secured party under applicable law. Upon the General Partner's request, each Partner will, to the extent permitted by applicable law, give, execute, file and record any notice, financing statement, continuation statement or other instrument, document or agreement that the General Partner determines, in its discretion, is necessary or desirable (x) to create, perfect, continue or validate the security interest granted hereunder or (y) to exercise or enforce the rights of the General Partner and its assigns hereunder with respect to such security interest.

          SECTION 5.05. Default by Partners. (a) Each Partner agrees that payment of its required Capital Contributions when due is of the essence, that any Default by any Partner would cause injury to the Partnership and to the other Partners and that the amount of damages caused by any such injury would be extremely difficult to calculate. Accordingly, each Partner agrees that, unless expressly waived in writing by the General Partner, upon any Event of Default by a Partner:

          (i) the Capital Account of such Partner shall be reduced by an amount equal to 50% of the amount of such Partner's Capital Account on the date of such Event of Default (and the amount of such reduction shall be credited to the Capital Accounts of the other Partners in accordance with Section 6.08(e)), and

          (ii) such Partner shall not have allocated to its Capital Account or receive any distributions with respect to any income, profit or gain arising after such Event of Default that relates to any Partnership Investments for which such Partner made Capital Contributions prior to such Event of Default (and the other Partners shall receive such distributions in accordance with Section 6.02(b) and any such income, profit or gain shall be credited to the Capital Accounts of the other Partners in accordance with Section 6.08(e)).

Notwithstanding any Event of Default, the General Partner may, in its discretion, compromise such Partner's obligation to make Capital Contributions or to pay certain other amounts pursuant to this Agreement on such terms as the General Partner determines in its discretion (unless such Partner is the General Partner or an Affiliate of the General Partner, in which case the General Partner shall not compromise such obligation).

          Within three Business Days of the occurrence of any Default, the General Partner shall notify the Partner who has committed such Default of the occurrence of such Default. Upon the occurrence of any Event of Default, the General Partner may notify all Partners of the occurrence of such Event of Default.

          (b) Upon the occurrence of any Event of Default in connection with any Drawdown to be applied to make an Investment, the General Partner shall, subject to Section 5.01(a), use reasonable efforts to obtain agreements from other Partners to increase their required Capital Contributions so as to fund the amount that is in default and, if such agreement is obtained from any such Partner, deliver an additional Drawdown Notice in accordance with Section 5.02(c) to such Partner, setting forth the increased amount of such Partner's required Capital Contribution.

          Notwithstanding the foregoing, if the General Partner determines in its discretion that time constraints or other factors make the procedure set forth above impracticable or if the General Partner obtains agreements for only a portion of the amount that is in default, the General Partner may, in its discretion, take any or all of the following actions with respect to the amount that remains to be funded:

               (i) subject to Section 5.01(a) increase the required Capital Contributions of the Partners;

               (ii) obtain the agreement of any other Person (which may, in the discretion of the General Partner, include any existing Partner) to make an investment outside the Partnership; and

               (iii) after the other Partners have been offered such opportunity, increase its own Capital Contribution.

          (c) Upon the occurrence of any Event of Default in connection with a Drawdown to be applied to pay Expenses, the General Partner may, in its discretion and subject to Section 5.01(a) increase the required Capital Contributions of Partners with respect to the amount that remains to be funded.

          (d) If the General Partner elects to take the action specified in
Section 5.05(b)(i) or Section 5.05(c) with respect to any portion of the amount that is in default in respect of the applicable Investment or Expense, as the case may be, the General Partner shall deliver an additional Drawdown Notice in accordance with Section 5.02(c) to the Partners who are required to make Capital Contributions in respect of such Investment or Expense (other than (i) any Defaulting Partner with respect to the Investment or Expense, as the case may be, in respect of which the Event of Default arose and (ii) any Excused Partner with respect to such Investment, if applicable), and the required Capital Contribution of each such Partner shall be increased by an amount calculated (without giving effect to any Partner who is not such a Partner) with respect to the amount that remains to be funded in accordance with Section 5.02(b).

          (e) Subject to Sections 5.05(b) and 5.05(c), the General Partner may take either or both of the following actions in respect of the Remaining Capital Commitment of any Defaulting Partner:

               (x) seek commitments of capital from additional investors (which may in the discretion of the General Partner include existing Partners) up to the amount of the Defaulting Partner's Remaining Capital Commitment. If any such commitment is received from any existing Partner, such Partner's Capital Commitment and Remaining Capital Commitment shall be increased accordingly. If any such commitment is received from an investor that is not an existing Partner, such investor shall, after executing such instruments and delivering such opinions and other documents as are in form and substance satisfactory to the General Partner, be admitted to the Partnership as a Substituted Partner and shown as such on the books and records of the Partnership and shall be deemed to have a Capital Commitment and a Remaining Capital Commitment equal to the commitment for which such investor has subscribed. After the appropriate adjustment of the Capital Commitment and the Remaining Capital Commitment of the Partner or admission of the Substituted Partner, the Capital Commitment and Remaining Capital Commitment if the Defaulting Partner shall be decreased accordingly, and

               (y) reduce or cancel the Remaining Capital Commitment of the Defaulting Partner on such terms as the General Partner determines in its discretion (which may include leaving such Defaulting Partner obligated to make Capital Contributions with respect to Partnership Expenses).

          (f) The rights and remedies referred to in this Section 5.05 shall be in addition to and not in limitation of, any other rights available to the General Partner or the Partnership under this Agreement or at law or in equity. Except as otherwise provided in Section 5.01(a), an Event of Default by any Partner in respect of any Capital Contribution shall not relieve any other Partner of its obligation to make Capital Contributions. In addition, unless the Remaining Capital Commitment of any Defaulting Partner is decreased to zero pursuant to Section 5.05(e), an Event of Default by such Partner shall not relieve such Defaulting Partner of its obligation to make Capital Contributions subsequent to such Event of Default.

          SECTION 5.06. Excuse Procedure. (a) Any Partner shall be excused from making all or a portion of any required Capital Contribution with respect to any Investment if not later than five Business Days (or such later time as the General Partner shall in its discretion determine) after the date of delivery of the applicable Drawdown Notice or such later date on which the General Partner provides information in accordance with the second paragraph of this Section 5.06(a), the General Partner shall have received a written opinion (in form and substance reasonably satisfactory to it) of counsel (satisfactory to it) to the effect that it is reasonably likely that the making of such Investment by such Partner (without regard to whether such Investment is made as a Partnership Investment or as a Parallel Investment) would result in a violation of any law or regulation of the United States or any State thereof (other than any State legal investment statute or regulation) or of any foreign country (other than any such foreign law or regulation that violates, or the compliance with which by Persons subject to the jurisdiction of the United States would violate any law or regulation of the United States), in any such case applicable to such Partner with respect to such Investment.

          Such opinion shall also indicate whether (and, if so, at what reduced amount) such Partner could make a smaller Capital Contribution in respect of such Investment that is not reasonably likely to result in such a violation. For purposes of ascertaining whether a Partner may be excused from making a Capital Contribution pursuant to this Section 5.06(a), but subject to Section 3.10(b), the General Partner shall, as promptly as reasonably practicable, provide such information about the proposed Investment as such Partner shall, within three Business Days after the date of delivery of the applicable Drawdown Notice, reasonably request.

          (b) A Partner shall be excused and shall not be permitted to make all or a portion of any required Capital Contribution with respect to any Investment if the General Partner, in its discretion, determines that such Capital Contribution or portion thereof, taken by itself or together with other Capital Contributions of such Partner or any other Partners, (i) may result in a violation of the Investment Company Act, the Advisers Act, the Bank Holding Company Act or any other material law, regulation or guideline applicable to the General Partner, the Partnership, any Affiliate of the Partnership or such Partner, (ii) may cause the Partnership's assets to be deemed "plan assets" for purposes of ERISA, (iii) may have a material adverse effect on (x) the ability to consummate such proposed Investment or any transaction directly or indirectly related to, or giving rise to, such proposed Investment, (y) the Partnership, (or, in the case of a Partnership Investment, any applicable Partnership investment Vehicle or, in the case of a Parallel Investment, any applicable Parallel Investment Vehicle) or the General Partner or (z) any Person that is, directly or indirectly, the subject of such proposed Investment, or (iv) may otherwise result in a significant delay, extraordinary expense, or material adverse effect on the Partnership, the other Limited Partners, any Partnership Investment or any future Partnership Investment.

          To the fullest extent permitted by law, the General Partner shall not be liable to any Partner or the Partnership for any failure to permit or require a Partner to be excused from making all or a portion of any required Capital Contribution pursuant to this Section 5.06(b).

          (c) Any Capital Contribution as to which a Partner is excused shall not reduce such Partner's Remaining Capital Commitment or otherwise affect such Partner's obligation to make other Capital Contributions.

          (d) If any Partner is excused or excluded from making all or a portion of any required Capital Contribution pursuant to this Section 5.06, the General Partner shall, subject to Section 5.01(a) use reasonable efforts to obtain agreements from other Partners to increase their required Capital Contributions so as to fund the amount that is excused and, if such agreement is obtained from any such Partner, deliver an additional Drawdown Notice in accordance with
Section 5.02(c) to such Partner, setting forth the increased amount of such Partner's required Capital Contribution.

          Notwithstanding the foregoing, if the General Partner determines in its discretion that time constraints or other factors make the procedure set forth above impracticable or if the General Partner obtains agreements for only a portion of the amount that is excused, the General Partner may, in its discretion, take any or all of the following actions with respect to the amount that remains to be funded:

               (i) subject to Section 5.01(a), increase the required Capital Contributions of Partners,

               (ii) obtain the agreement of any other Person (which may, in the discretion of the General Partner, include any existing Partner) to make an investment outside the Partnership, and

               (iii) after the other Partners have been offered such opportunity, increase its own Capital Contribution.

          (e) If the General Partner elects to take the action specified in
Section 5.06(d)(i) with respect to any portion of the amount that is excused, the General Partner shall deliver an additional Drawdown Notice in accordance with Section 5.02(c) to each Partner who is not an Excused Partner in respect of the applicable Investment, and the required Capital Contribution of each such Partner shall be increased by an amount calculated (without giving effect to any Excused Partner in respect of the applicable Investment) with respect to the amount that remains to be funded in accordance with Section 5.02(b).

          (f) Any Excused Partner shall not have allocated to its Capital Account or receive any distributions with respect to any income, profit or gain arising with respect to any Partnership

Investments for which such Partner was excused (and the other Partners shall receive such distributions in accordance with Section 6.02(b) and any such income, profit or gain shall be credited to the Capital Accounts of the other Partners.

          SECTION 5.07. Temporary Investment of Funds. Subject to a determination by the General Partner in its discretion as to the amount of cash required in connection with the conduct of the Partnership's business, the General Partner shall invest in short-term money market or other comparable investments all cash held by the Partnership, including all amounts being held by the Partnership for future investment in Partnership Investments, payment of Partnership Expenses or distribution to the Partners.

                                   ARTICLE VI

                  DISTRIBUTIONS; CAPITAL ACCOUNTS; ALLOCATIONS

          SECTION 6.01. Distributions Generally. Subject to the provisions of Sections 5.05 and 5.06 and Article IX, distributions to the Partners shall be made in accordance with this Article VI.

          SECTION 6.02. Proceeds of Partnership Investments. (a) Generally. Except as otherwise provided and as set forth in Section 6.11, any Proceeds realized by the Partnership or any Parallel Investment Vehicle on any date in respect of any Investment shall be distributed as follows:

          (1) First, 100% to the Partners (including the General Partner) in such amounts and in such proportions (i) so that all Partners (including the General Partner) shall have cumulatively received distributions under this
Section 6.02(a)(1) in proportion to their respective Commitment Percentages and
(ii) until each Limited Partner has cumulatively received distributions under this Section 6.02(a)(1) equal to the aggregate Capital Contributions made by such Limited Partner, provided that (x) the General Partner shall not be entitled to distributions under this Section 6.02(a)(1) to the extent such distributions would exceed the sum of the General Partner's Capital Contributions (less any distributions under Section 6.02(e)) plus any Special Allocations previously made to the General Partner pursuant to Section 6.09(d), and (y) if any Special Allocations are made to the General Partner after all Limited Partners have cumulatively received distributions under this Section 6.02(a)(1) equal to their aggregate Capital Contributions, then the General Partner shall receive 100% of distributions under this Section 6.02(a)(1) until the General Partner has received cumulative distributions under this Section 6.02(a)(1) equal to the amount described in the foregoing clause (x);

          (2) Second, 100% to the Partners (including the General Partner) pro rata in accordance with their Commitment Percentages until each Limited Partner has received an amount under this Section 6.02(a)(2) equal to a preferred return on the aggregate unreturned Capital Contributions made by such Limited Partner at a rate of 6% per annum, compounded annually, from the date the applicable Capital Contribution was made (the amount resulting from application of such interest factor, the "Preferred Return");

          (3) Third, 100% to the General Partner until the General Partner has received an amount under this Section 6.02(a)(3)equal to 25% of the cumulative amount distributed pursuant to Section 6.02(a)(2); and

          (4) Thereafter, 80% pro rata to the Partners (including the General Partner) in accordance with their Commitment Percentages and 20% to the General Partner (such 20% portion distributed to the General Partner, together with the amount distributed pursuant to Section 6.02(a)(3), being referred to as the "Carried Interest"), provided that the General Partner may, in its sole discretion, waive the applicability of the Carried Interest with respect to certain Partners (e.g., Partners that are employees, agents or Affiliates of the General Partner).

          (b) Certain Adjustments. Notwithstanding the distribution provisions set forth in Section 6.02(a):

               (i) if, pursuant to Section 3.06 the General Partner has made cash contributions to the Partnership, the amount of Proceeds distributed to any Participating Partner pursuant to Section 6.02(a) shall be reduced by such Participating Partner's Commitment Percentage of the applicable Partnership Expenses (adjusted in accordance with Section 5.02), net of any amounts previously deducted from distributions to such Participating Partner with respect to such cash contributions,
               (ii) if any withholding or other tax is imposed with respect to any Participating Partner's participation in a Partnership investment, the amount of Proceeds distributed to such Participating Partner pursuant to Section 6.02(a) shall be reduced by the amount of such withholding or other tax,
               (iii) if any Partner has committed a Default that has become an Event of Default, any Proceeds in respect of any Partnership Investment that would have been distributed to such Partner pursuant to Section 6.02(a) but for the operation of Section 5.05(a)(ii) shall be distributed to all the other Partners who are Participating Partners with respect to such Partnership Investment (other than any other Defaulting Partner) pro rata in accordance with their respective Capital Commitments with respect to such Partnership Investment (calculated without giving effect to the Capital Commitment of any Defaulting Partner), and
               (iii) if any Partner has been excused from an Investment, any Proceeds in respect of any Partnership Investment that would have been distributed to such Excused Partner pursuant to Section 6.02(a) but for the operation of Section 5.06(f) shall be distributed to all the other Partners who are Participating Partners with respect to such Partnership Investment (other than any other Excused Partner) pro rata in accordance with their respective Capital Commitments with respect to such Partnership Investment (calculated without giving effect to the Capital Commitment of any Excused Partner), and, for the avoidance of doubt, once such excused Partner has received distributions under
          Section 6.02(a)(1) in an amount equal to its Capital Contributions it shall receive no further distributions under Section 6.02(a)(1) until all Partners have received distributions in amounts equal to their respective Capital Contributions.

Notwithstanding the foregoing, the adjustments contained in the foregoing clauses (ii) and (iii) shall be deemed to have been distributed to the applicable Partner for purposes of calculating distributions made pursuant to Section 6.02(a).

          (c) Special Tax Distributions. Notwithstanding the distribution provisions set forth in Section 6.02(a), if, for any taxable year of the Partnership, any Partner (or, in the case of the Delaware Conduit, any Conduit Partner) has an Excess Tax Liability, each Partner shall receive a distribution ("Special Tax Distribution") in proportion to such Partner's Commitment Percentage. The amount of any Special Tax Distribution shall be computed by reference to the Excess Tax Liability of the Partner with the greatest Excess Tax Liability, and the amount of Proceeds thereafter distributable to any Participating Partner pursuant to Section 6.02(a) shall be reduced by such Participating Partner's Special Tax Distribution, net of any amounts previously deducted with respect to such Special Tax Distribution from the proceeds distributable to such Participating Partner; provided, however, that no Special Tax Distribution shall be made to the extent it would require the General Partner to call any portion of the Limited Partners' Capital Commitments to fund such Special Tax Distribution.

For purposes of this Section 6.02(c), the following terms have the following meanings:

          "Effective Tax Rate" means the effective rate of tax on the Partner's taxable income from the Partnership, which shall be determined by the General Partner in its reasonable discretion; provided that in no event shall the Effective Tax Rate be less than the highest effective tax rate for an individual New York City resident for income with the character generated by the Partnership.

          "Excess Tax Liability" means, for any taxable year of the Partnership, the excess of (i) the product of (x) the sum of the amount of any income, profit or gain allocated to the applicable Partner pursuant to Section 6.09 (other than Section 6.09(d)) for such year, (but minus cumulative net losses previously allocated to such Partner) times (y) the Effective Tax Rate over (ii) the amount of Proceeds distributed or paid to such Partner pursuant to Section 6.02(a) or the corresponding terms of any Parallel Investment for such year.

          (d) Clawback; Maintenance of Escrow Account. If, after all Partnership Investments have been disposed of and after giving effect to all distributions made in accordance with this Section 6.02 in respect of such Partnership Investments, the aggregate amount of such distributions and payments with respect to any Partner who is not a Defaulting Partner is less than the sum of
(A) the aggregate amount of all Capital Contributions made by such Partner, (B) the aggregate amount of the Preferred Return on such Capital Contributions and
(C) the aggregate amount of the distributions under Section 6.02(a)(4) to which such Partner is entitled, then the General Partner shall contribute to the Partnership for distribution to such Partner an amount equal to the lesser of
(x) the aggregate amount of the deficiency and (y) the amount of Proceeds previously distributed or paid to the General Partner with respect to its Carried Interest pursuant to Sections 6.02(a)(3) and 6.02(a)(4) net of amounts paid or accrued and payable in respect of taxes with respect to such Carried Interest. The foregoing contribution shall be adjusted to take into account the net tax benefit, if any, to the General Partner and its direct or indirect members in making such contribution. OrbiMed Advisors LLC, an Affiliate of the General Partner, shall guarantee the foregoing obligation of the General Partner. In addition, an amount equal to 25% of all distributions of Carried Interest to the General Partner shall be held in an escrow account for the contingent benefit of the Partnership in order to secure the amounts (if any) payable by the General Partner to the Partnership pursuant to this Section 6.02(d) (the "Escrow Account"). Following the Full Investment Date amounts held in the Escrow Account shall equal the lesser of (i) 25% of all distributions of Carried Interest to the General Partner and (ii) the aggregate Capital Contributions of the Limited Partners less all distributions made to the Limited Partners (provided that such amount shall not be reduced below zero) (the "Minimum Escrow Balance"). Amounts in excess of the Minimum Escrow Balance shall be released to the General Partner. For purposes of this
Section 6.02(d), distributions pursuant to Section 9.04(a) shall be treated as made pursuant to Sections 6.02(a)(3) and 6.02(a)(4) to the extent they would have been so made if this Agreement did not contain the last sentence of Section 9.04(a).

          (e) Special Distributions to General Partner with respect to Overfunded Capital Commitments of the General Partner. If at any time the General Partner has made any Additional GP Cash Contribution, the General Partner shall thereafter be entitled to receive distributions ("Special Distributions") equal, in the aggregate, to the aggregate amount of Additional GP Cash Contributions, provided that the amount of any Special Distribution shall not exceed the Unused Credit Amount at the time of such distribution. Special Distributions shall be made out of (i) Capital Contributions made by Limited Partners or (ii) notwithstanding the distribution provisions set forth in Section 6.02(a), Proceeds that would otherwise have been distributed under this Article VI to Limited Partners.

          (f) Adjustments to Reflect Partners Bearing Management Fee. Notwithstanding anything to the contrary contained in this Section 6.02, the General Partner shall make equitable adjustments to the distribution provisions set forth herein in order to take into account whether or not particular Partners are responsible for payment of the Management Fee.

          SECTION 6.03. Other General Principles of Distribution. (a) Distributions of Cash. Subject to Section 6.11 and the remaining provisions of this Section 6.03, cash Proceeds shall be distributed to the Partners in United States dollars as promptly as practicable after receipt thereof.

          (b) Distributions in Kind. Any securities or other property constituting all or any portion of a Partnership Investment may be distributed in kind at such time and in such amounts as the General Partner shall in its discretion determine, and any such distribution shall be made to the Participating Partners in respect of such Partnership Investment in accordance with the amounts that would have been distributed in respect thereof had such property been disposed of by the Partnership immediately prior to such distribution at fair market value; provided that the General Partner shall only distribute in kind property consisting of securities which are freely transferable by the Participating Partners (it being understood that securities saleable pursuant to Rule 144 of the Securities Act of 1933, as amended, shall be deemed freely transferable) and for which market quotations are readily available. The General Partner may, in its discretion, make in kind distributions to a Participating Partner so requesting notwithstanding cash distributions in respect of such Investment to the other Participating Partners. In any distribution of property in kind (other than a distribution in kind pursuant to the immediately preceding sentence), the General Partner shall not discriminate among the Partners but shall in any such distribution (i) distribute to the applicable Partners property of the same type, and (ii) if cash and property in kind are to be distributed simultaneously in respect of any Partnership Investment, distribute cash and property in kind in the same proportion to each such Partner. For purposes of allocations pursuant to Section 6.09, property to be distributed in kind shall be valued by the General Partner in good faith based on the most recent closing sales price thereof at the close of business on the day of distribution if such property is a security quoted on a national securities exchange or over-the-counter market; provided that the General Partner shall not be required to distribute in kind any security subject to a "lock-up" or other transfer restriction until such transfer restriction has lapsed. In the event a question arises as to the valuation methodology for a particular security the General Partner shall consult with the Advisory Committee as an advisory resource with respect to such valuation. If the Advisory Committee objects in writing (which objection must be made within 15 business days of any notice of such valuation), and the General Partner and the Advisory Committee are unable to agree upon a mutually acceptable valuation within 30 days after such objection is made, the General Partner shall (at the Partnership's expense) cause a nationally recognized investment banking firm mutually acceptable to the General Partner and the Advisory Committee to make a valuation, and such firm's determination of such valuation shall be binding on all parties. Pending such determination, the General Partner will hold back in the Partnership any amounts of non-marketable securities distributable to the General Partner that may be required to be returned depending upon the outcome of such valuation procedure.

          If a Partner (i) is prohibited by applicable law or regulation from holding directly the property to be distributed in kind or (ii) makes a written request to the General Partner, the General Partner shall, in lieu of making such distribution in kind to such Partner and to the extent permitted by applicable law, use its reasonable best efforts to arrange for the sale of all or a portion of such property as directed by such Partner on terms the General Partner deems reasonable and, upon such sale, the General Partner shall promptly distribute to such Partner the net proceeds of such sale; provided that such Partner shall be deemed to have received such property otherwise distributed in kind at the same time and at the same valuation as other Partners receiving such distribution notwithstanding a subsequent decline in value of such property prior to the distribution of the foregoing proceeds. The General Partner shall be entitled to receive (i) reasonable compensation and reimbursement for expenses out of the proceeds of such sale and (ii) a 20% carried interest in respect of the excess (if any) of the proceeds of such sale over the value of the property at the time of the deemed distribution thereof. In no event shall the General Partner be liable with respect to any decline in value after the date of distribution with respect to securities distributed in kind.

          (c) Withholding of Certain Amounts. Notwithstanding anything else contained in this Agreement, the General Partner may withhold in its discretion, from any distribution of cash or property in kind to any Partner pursuant to this Agreement, the following amounts:

               (i) any amounts due from such Partner to the Partnership or the General Partner pursuant to this Agreement to the extent not otherwise paid; and

               (ii) any amounts required (x) for the payment of any taxes that the General Partner determines in good faith are attributable to such Partner or (y) to pay or reimburse the General Partner for any advances made by the General Partner for such purpose.

Any amounts withheld pursuant to this Section 6.03(c) shall be applied by the General Partner to discharge the obligation in respect of which such amounts were withheld. All amounts distributable to any Partner that are withheld pursuant to this Section 6.03(c) shall be treated as amounts distributed to such Partner.

          (d) Amounts Held in Reserve. In addition to the rights set forth in
Section 6.03(c), the General Partner shall have the power, in its discretion, to withhold amounts otherwise distributable to the Partners in order to maintain the Partnership in a sound financial and cash position and to make such provision as the General Partner in its discretion deems necessary or advisable for any and all liabilities and obligations, contingent or otherwise, of the Partnership (other than the obligation of the Partnership to make or pay for Partnership Investments).

          (e) Delaware Act. Notwithstanding anything in this Agreement to the contrary, neither the Partnership nor the General Partner shall make any distributions except to the extent permitted under the Delaware Act and other applicable law.

          SECTION 6.04. [Intentionally omitted.]

          SECTION 6.05. Special Expense Distributions. If, pursuant to Section 3.06, the General Partner has made cash contributions to the Partnership in respect of any Partnership Expenses, then, on any subsequent Drawdown Date on which the General Partner requires the Partners to make Capital Contributions in respect of such Partnership Expenses, the General Partner shall receive a distribution ("Special Expense Distribution") in an amount equal to the amount of such cash contributions made pursuant to Section 3.06. Each Special Expense Distribution shall be funded by the Partners in accordance with Section 5.02(b).

          SECTION 6.06. Loans and Withdrawal of Contributions. No Partner shall be permitted to borrow, or to make an early withdrawal of, any portion of the Capital Contributions made by it.

          SECTION 6.07. Capital Accounts. There shall be established for each Partner, on the books and records of the Partnership, an account (a "Capital Account"), which shall initially be zero and which shall be adjusted as set forth in Section 6.08. Except to the extent inconsistent with this Agreement, the Capital Accounts shall be maintained consistently with the Treasury Regulations issued under Code Section 704(b).

          SECTION 6.08. Adjustments to Capital Accounts. The Capital Accounts of the Partners shall be adjusted as follows:

          (a) Cash Contributions. The amount of cash contributed to the Partnership by any Partner (including pursuant to Article V) shall be credited to the Capital Account of such Partner.

          (b) Income, Profit or Gain. The amount of any income, profit or gain allocated to any Partner in respect of Partnership Investments shall be credited to the Capital Account of such Partner.

          (c) Expense, Deduction or Loss. The amount of any expense (other than any expense that should properly be included in the basis of any Partnership asset), deduction or loss allocated to any Partner in respect of Partnership Investments or Partnership Expenses shall be debited against the Capital Account of such Partner.

          (d) Distributions. The amount of cash (or the fair market value of other property as determined by the General Partner pursuant to Section 6.03(b)) distributed by the Partnership to any Partner shall be debited against the Capital Account of such Partner.

          (e) Adjustments upon Event of Default. Upon any Event of Default by any Partner:

               (i) An amount equal to 50% of the amount of such Partner's Capital Account on the date of such Event of Default shall be:

                    (x) debited against such Partner's Capital Account; and

                    (y) credited to the Capital Accounts of all the other Partners (other than any other Defaulting Partner) pro rata in accordance with their respective Commitment Percentages (calculated without giving effect to the Capital Commitment of any Defaulting Partner) at such time.

The amount to be debited or credited shall be allocated within any Partner's Capital Account in a manner the General Partner determines in its discretion is equitable.

               (ii) Any income, profit or gain with respect to any Partnership Investment that would have been allocated to the Capital Account of such Partner but for the operation of Section 5.05(a)(ii) shall be credited to the Capital Accounts of all the other Partners who are Participating Partners with respect to such Partnership Investment (other than any other Defaulting Partner) pro rata in accordance with their respective Capital Commitments with respect to such Partnership Investment (calculated without giving effect to the Capital Commitment of any Defaulting Partner).

          SECTION 6.09. Allocations of Income, Gain, Loss, Deduction and Credit. At the end of each year and at such other times as the General Partner determines, items of income, gain, loss, deduction and credit of the Partnership shall be allocated as follows:

          (a) Allocation of Partnership Expenses. Subject to Section 3.04, any Partnership Expense shall be allocated among all the Partners pro rata in accordance with their respective Commitment Percentages. Notwithstanding the foregoing,

               (i) subject to clause (ii) below, any Partnership Expense directly and solely attributable to one or more Partnership Investments (including without limitation the Management Fee referred to in Section 5.03) shall be allocated only to those Partners who are Participating Partners with respect to such Investments, pro rata in accordance with such Partners' respective Investment Percentages with respect to such Investments;

               (ii) the General Partner may allocate any Partnership Expense and the Management Fee on a basis other than Commitment Percentages and/or Investment Percentages and/or among certain (but not all) Partners if the General Partner determines in its discretion that such allocation is clearly more equitable; and

               (iii) the General Partner may allocate the Management Fee among the Limited Partners as provided for in Section 3.01(b).

          (b) Investment Income Allocable to Certain Partners. Any gains realized or other income earned in respect of any short-term investment of funds made available by any Partner as a Partnership Capital Contribution (pending application of such funds to make the applicable Partnership Investment or to pay the applicable Partnership Expense) shall be allocated to such Partner.

          (c) [Intentionally omitted.]

          (d) Special Allocations to General Partner. Gross items of capital gain realized with respect to Investments that would, but for this Section 6.09(d), have been allocated to the Limited Partners shall instead be allocated to the General Partner on a cumulative basis up to the aggregate Credit Amount (the "Special Allocation").

          (e) Other. All other allocations of income, profit, gain, loss, deduction and credit shall be allocated among the Partners in a manner such that if (i) the Partnership were dissolved, its affairs wound up and its assets distributed to the Partners pursuant to Section 9.04 and (ii) any Parallel Investments and Parallel Investment Vehicles were disposed of and distributed in accordance with the terms of such Parallel Investments, immediately after making such allocation, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 6.02. For purposes of making allocations pursuant to this Section 6.09(e) prior to the dissolution of the Partnership and the disposition of such Parallel Investments and Parallel Investment Vehicles, the assets held by the Partnership and any Parallel Investments shall be deemed to have a value equal to their tax basis (or book value if different under the Code Section 704 rules).

          SECTION 6.10. Tax Allocations. For federal, state and local income tax purposes, each item of income, gain, loss, deduction and credit of the Partnership shall be allocated among the Partners as nearly as possible in the same manner as the corresponding item of income, expense, gain or loss is allocated pursuant to the other provisions of this Article VI. It is intended that the Capital Accounts will be maintained at all times in accordance with
Section 704 of the Code and applicable Treasury regulations thereunder, and that the provisions hereof relating to the Capital Accounts be interpreted in a manner consistent therewith. The General Partner shall be authorized to make appropriate amendments to the allocations of items pursuant to this Article VI if necessary in order to (i) comply with Section 704 of the Code or applicable Treasury regulations thereunder; provided that no such change shall have an adverse effect upon the amount distributable to any Partner hereunder or (ii) satisfy the economic relationship among the Partners.

          A Partner shall not be allocated items of loss or deduction to the extent such an allocation would cause or increase a deficit Capital Account balance for such Partner as of the close of any taxable year. In determining the Capital Account balance of a Partner for this purpose, adjustments, allocations and distributions described in Treas. Reg.
Section 1.704-1(b)(2)(ii)(d)(4) through (6) shall be taken into account. Any items of loss and deduction not allocated to a Partner under this paragraph shall be allocated first, to the remaining Partners with positive Capital Account balances (as adjusted in accordance with the preceding sentence) in proportion to, and to the extent of, such positive Capital Account balances and thereafter, as provided in applicable Treasury regulations. Notwithstanding anything else contained in this Article VI, if any Partner has a deficit Capital Account for any fiscal period as a result of any adjustment, allocation or distribution of the type described in Treas. Reg. Section 1.704-l(b)(2)(ii)(d)(4) through (6) then the Partnership's income and gain will be specially allocated to such Partner in an amount and manner sufficient to eliminate such deficit as quickly as possible. Any special allocation of items of income or gain pursuant to this paragraph shall be taken into account in computing subsequent allocations pursuant to this Article VI so that the cumulative net amount of all items allocated to each Partner shall, to the extent possible, be equal to the amount that would have been allocated to such Partner if there had never been any allocation pursuant to this paragraph.

          SECTION 6.11 Reinvestment of Proceeds. (a) With respect to Proceeds realized by the Partnership on any date prior to the Full Investment Date in respect of any Partnership Investment disposed of within one year of such investment the General Partner may (i) retain for reinvestment any such Proceeds in an amount up to the cost basis of the original investment or (ii) distribute such amounts as Remaining Capital Commitments subject to future Drawdowns at a later date.

          (b) The General Partner may, in its sole discretion, defer any Distributions pursuant to Section 6.02 with respect to any lock-up or other contractual restriction on transfer or such later time as the General Partner may determine in connection with an initial public offering being consummated by the portfolio company, the subject of which is the Partnership Investment.

                                   ARTICLE VII

                               REPORTS TO PARTNERS

          SECTION 7.01. Reports. (a) The books of account and records of the Partnership shall be audited as of the end of each fiscal year by the Partnership's independent public accountants. The Partnership's independent public accountants shall be a nationally recognized independent public accounting firm selected from time to time by the General Partner in its discretion. All reports provided to the Partners pursuant to this Section 7.01 shall be prepared on the same basis as that followed by the Partnership for purposes of filing the Partnership's United States federal income tax returns.

          (b) Not later than 45 days after the end of each fiscal quarter (other than the final fiscal quarter in any year) the General Partner shall prepare or cause to be prepared, and shall mail or electronically transmit to each Partner, a quarterly update on the Partnership's activities.

          (c) As soon as practicable after the General Partner has received final information from portfolio companies after the end of each fiscal year the General Partner shall prepare or cause to be prepared, and shall mail to each Partner:

               (i) an audited balance sheet of the Partnership as of the end of such fiscal year;

               (ii) an audited income statement of the Partnership for such fiscal year;

               (iii) a statement of the Partnership's capital for such fiscal year;

               (iv) a management report with respect to each Investment with respect to which such Partner is a Participating Partner; and

               (v) a valuation of each Investment with respect to which such Partner is Participating Partner, determined in good faith by the General Partner, which shall be based on, in the case of (A) privately-held companies until such time as there is a liquidity event in the form of an acquisition, merger, or significant asset sale, and
          (B) publicly-held companies subject to a "lock up" agreement or other contractual restrictions on transfer, the cost of such Investment or such lesser value as determined by the General Partner in good faith in its reasonable business judgment; provided, that, to the fullest extent permitted by applicable law the General Partner shall not be liable to the Partnership or the Partners with respect to the accuracy of such valuation. The General Partner shall use reasonable efforts to follow industry standard valuation guidelines after consultation with the Advisory Committee.

          (d) After the end of each fiscal year, the General Partner shall use commercially reasonable efforts to cause to be prepared and transmitted within 120 days of the end of such fiscal year, but in any event as promptly as possible, a United States federal income tax form K-l for each Partner, a copy of the Partnership's return filed for United States federal income tax purposes and a report setting forth in sufficient detail such transactions effected by the Partnership during such fiscal year as shall enable each Partner to prepare its United States federal income tax return, if any the General Partner shall mail such materials to (i) each Partner and (ii) each former Partner (or its successors, assigns, heirs or personal representatives) who may require such information in preparing its United States federal income tax return.

          SECTION 7.02. Audit. If at any time during the term of the Partnership either (i) three members of the Advisory Committee or (ii) the Required Partners, in either case after consultation with the General Partner, desire that an audit or other review of the Partnership, the QP Fund, any Parallel Investment Vehicles and/or Direct Investments and their activities be conducted by an independent accounting firm other than the Partnership's regular auditors, then by written notice to the General Partner such parties shall have the one-time right to require such audit or review to be conducted at the expense of the Partnership.

                                  ARTICLE VIII

                         EXCULPATION AND INDEMNIFICATION

          SECTION 8.01. Exculpation and Indemnification. (a) No Indemnified Person shall be liable to the Partnership or to the Partners for any losses, claims, damages or liabilities arising from, related to or in connection with this Agreement or the Partnership's business or affairs (including any act or omission by any Indemnified Person and any activity of the type or character disclosed in the Offering Memorandum under the captions "Potential Conflicts of Interest", "Risk Factors", or elsewhere therein (such disclosure being incorporated herein by reference), except for any losses, claims, damages or liabilities determined by final judgment of a court of competent jurisdiction to have been primarily attributable to such Indemnified Person's fraud, gross negligence, willful misconduct, bad faith or willful breach of this Agreement.

          (b) To the extent that, at law or in equity, any Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to any Partner, the General Partner and any other Indemnified Person acting in connection with the Partnership's affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of any Indemnified Person otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnified Person.

          (c) Notwithstanding any provisions of law or in equity to the contrary, to the fullest extent permitted by applicable law, whenever in this Agreement the General Partner is permitted or required to make a decision (i) in its "discretion," or under a grant of similar authority or latitude, the General Partner shall be entitled to consider only such interests and factors as it desires and, provided that it acts in good faith, shall have no duty or obligation to give any consideration to any interest of or factors affecting the Partnership or any Partner or (ii) in its "good faith," or under another express standard, the General Partner shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, or any other agreement contemplated herein.

          (d) The Partnership shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Indemnified Person against any losses, claims, damages or liabilities to which such Indemnified Person may become subject in connection with any matter arising from, related to or in connection with this Agreement or such of the Partnership's business or affairs as are related to or in connection with this Agreement, except for such losses, claims damages or liabilities that are determined by the judgment of a court of competent jurisdiction to have been primarily attributable to (x) other than any member of the Advisory Committee in such Person's capacity as a member thereof, such Indemnified Person's fraud, gross negligence, willful misconduct, bad faith or willful breach of this Agreement or (y) in the case of a member of the Advisory Committee in such Person's capacity as a member thereof, such Indemnified Person's bad faith; provided that if the foregoing judgment of a court of competent jurisdiction is subsequently reversed on appeal or otherwise, then the Indemnified Party's right to the indemnification provided hereunder shall be reinstated. If any Indemnified Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising from related to, or in connection with, this Agreement or such of the Partnership's business or affairs as are related to or in connection with this Agreement, whether or not pending or threatened and whether or not any Indemnified Person is a party thereto, the Partnership will periodically reimburse such Indemnified Person for its legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith; provided that (x) the

Partnership shall not advance amounts with respect to legal fees and expenses in the event such Indemnified Person is the subject of an action brought by Limited Partners holding a majority of the Capital Commitments and (y) such Indemnified Person shall promptly repay to the Partnership the amount of any such reimbursed expenses paid to it to the extent that it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Partnership in connection with such action, proceeding or investigation as provided in the exception contained in the immediately preceding sentence. If for any reason (other than the gross negligence or willful misconduct of such Indemnified Person) the foregoing indemnification is unavailable to such Indemnified Person, or insufficient to hold it harmless, then the Partnership shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Partnership on the one hand and such Indemnified Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations. Notwithstanding the provisions of this Section 8.01(d), no Indemnified Person shall be entitled to indemnification with respect to any matter which constitutes an Internal Dispute (as defined in the immediately succeeding sentence). For purposes of this
Section 8.01(d), "Internal Dispute" means any proceeding in which both: (i) one or more officers, directors, managers or employees of the General Partner or the Partnership are suing one or more other officers, directors, managers or employees of the General Partner or the Partnership; and (ii) neither the Partnership, nor the General Partner, nor any Limited Partner, nor any issuer with respect to a Partnership Investment nor any Affiliate or associate of any of the foregoing is a plaintiff, defendant, or other participant in such proceeding.

          (e) Each Partner covenants for itself and its successors, assigns, heirs and personal representatives that such Partner will, at any time prior to or after dissolution of the Partnership on demand, whether before or after such Partner's withdrawal from the Partnership (within the meaning of the Delaware
Act), pay to the Partnership or the General Partner any amount which the Partnership or the General Partner, as the case may be, pays in respect of taxes (including without limitation withholding taxes, interest, penalties and any additions to tax) imposed upon income of or distributions to such Partner.

          (f) Notwithstanding anything else contained in this Agreement, the reimbursement, indemnity and contribution obligations of the Partnership under
Section 8.01 (d) and any comparable indemnities under Parallel Investment Vehicles or agreements relating to Direct Investments shall:

               (i) be in addition to any liability that the Partnership and any such Parallel Investment Vehicle and Direct Investment may otherwise have;
               (ii) extend upon the same terms and conditions to the directors, officers. stockholders, partners, employees, agents and representatives of each Indemnified Person;
               (iii) be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of each Indemnified Person and any such Persons; and
               (iv) at any time be limited to (A) the assets of the Partnership and applicable Parallel Investment Vehicles and Direct Investments at such time and the amount of the

          Partners' aggregate Remaining Capital Commitments at such time or, (B) following dissolution of the Partnership with respect to any Limited Partner, the lesser of (x) the aggregate amount of distributions received by such Limited Partner and (y) an amount equal to 30% of such Limited Partner's Capital Commitment.

          (g) The foregoing provisions of this Section 8.01 shall survive for a period of two years (other than Section 8.01(e), which shall survive for a period of five years) from the date of dissolution of the Partnership; provided that if at the end of such period, there are any actions, proceedings or investigations then pending, the General Partner shall so notify the Partners at such time (which notice shall include a brief description of each such action, proceeding or investigation and of the liabilities asserted therein) and the foregoing provisions of this Section 8.01 shall survive with respect to each such action, proceeding or investigation set forth in such notice (or any related action, proceeding or investigation based upon the same or a similar claim) until such date that such action, proceeding or investigation is ultimately resolved; and provided further that the provisions of this Section
8.01 shall not affect the obligations of the Limited Partners under Section 17-607 of the Delaware Act.

          (h) The Partners acknowledge and agree that the terms of each Parallel Investment shall include provisions applicable to such Parallel Investment substantially identical to the provisions of this Section 8.01 and Section 8.02; provided that the limitations set forth in Section 8.01(f)(iv)(B) shall be applied in the aggregate with any comparable limitations of the applicable Partner's liability with respect to indemnities under Parallel Investment Vehicles or agreements relating to Direct Investments.

          SECTION 8.02. Exclusive Jurisdiction. To the fullest extent permitted by applicable law, each Partner hereby agrees that any claim, action, or proceeding by any Partner seeking any relief whatsoever against any Indemnified Person based on, arising out of, or in connection with, this Agreement or the Partnership's affairs shall be brought only in the Court of Chancery sitting in the State of Delaware, or if no such court has jurisdiction over the applicable claim, the appropriate Federal court located in such location, and not in any other State or Federal court in the United States of America or any court in any other country. Each Partner acknowledges that, in the event of any breach of this provision, the Indemnified Persons have no adequate remedy at law and shall be entitled to injunctive relief to enforce the terms of this Section 8.02.

                                   ARTICLE IX

                   DURATION AND DISSOLUTION OF THE PARTNERSHIP

          SECTION 9.01. Duration. The term of the Partnership shall continue until the tenth anniversary of the Final Closing Date, unless the Partnership is sooner dissolved pursuant to Section 9.02; provided, however, that, unless the Partnership is sooner dissolved pursuant to Section 9.02, (i) the General Partner may in its sole discretion extend the term of the Partnership for up to two additional one-year periods and (ii) thereafter the General Partner may, with the consent of Limited Partners and Base Fund Partners representing 66 2/3% of, collectively, the aggregate Capital Commitments of all Limited Partners and the aggregate capital commitments of all Base Fund Partners (other than Defaulting Partners and defaulting Base Fund Partners), at their option extend the term of the Partnership for two additional one year periods. Notwithstanding the expiration of the term of the Partnership, the Partnership shall continue in existence as a separate legal entity until cancellation of the certificate of limited partnership in accordance with the Delaware Act.

          SECTION 9.02. Dissolution. Subject to the Delaware Act, the Partnership shall be dissolved and its affairs shall be wound up upon the earliest of:

          (a) the expiration of the term of the Partnership provided in Section 9.01;

          (b) the vote or written consent of the Required Partners;

          (c) the affirmative vote of the Required Partners to remove the General Partner as a result of the occurrence of a Triggering Event with respect to the General Partner or the Management Company unless at the time there is at least one other General Partner (with respect to which there shall have been no such vote) that is hereby authorized to, and does carry on the business of the Partnership; provided that the Partnership shall not be dissolved and shall not be required to be wound up by reason of the occurrence of such vote if, within 90 days after such vote, the Required Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of such removal, of one or more additional general partners if necessary or desired;

          (d) a decision made by the General Partner to dissolve the Partnership because the General Partner has determined in good faith that (i) changes in any applicable law or regulation would have a material adverse effect on the continuation of the Partnership or (ii) such action is necessary or desirable in order for the Partnership not to be in material violation of the Investment Company Act or ERISA, for the General Partner not to be in material violation of the Advisers Act;

          (e) an event of withdrawal of the General Partner (within the meaning of the Delaware Act) unless (i) at the time there is at least one remaining General Partner and such General Partner shall agree to continue the business of the Partnership or (ii) if within 90 days after the event of withdrawal, the Required Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of the event of withdrawal, of a new General Partner;

          (f) any time at which (i) all Partnership Investments have been disposed of and (ii) the aggregate Remaining Capital Commitments of all Partners is zero;

          (g) at any time at which there are no limited partners of the Partnership, unless the business of the Partnership is continued in accordance with the Delaware Act; and

          (h) the entry of a decree of judicial dissolution under Section 17-802 of the Delaware Act. The General Partner shall notify the Limited Partners promptly following its knowledge of the occurrence of a Key Person Event or a Triggering Event with respect to any of Samuel D. Isaly, Michael B. Sheffery, Carl Gordon or Sven Borho, the General Partner or the Management

Company.

          SECTION 9.03. Liquidation of Partnership. Upon dissolution, the Partnership's business shall be liquidated in an orderly manner. The General Partner shall be the liquidator to wind up the affairs of the Partnership pursuant to this Agreement. If there shall be no General Partner, the Partners, upon the approval of the Required Partners, may approve one or more liquidators to act as the liquidator in carrying out such liquidation. In performing its duties, the liquidator is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Partnership in accordance with the Delaware Act and in any reasonable manner that the liquidator shall determine to be in the best interest of the Partners.

          SECTION 9.04. Distribution Upon Dissolution of the Partnership. (a) Upon dissolution of the Partnership, the liquidator winding up the affairs of the Partnership shall determine in good faith which assets of the Partnership shall be sold and which assets of the Partnership shall be retained for distribution in kind to the Partners. Assets to be distributed in kind shall be valued by the liquidator in good faith. Subject to the Delaware Act, after all liabilities of the Partnership have been satisfied or duly provided for, the remaining assets of the Partnership shall be distributed to the Partners in accordance with their respective Capital Account balances.

          (b) In the discretion of the liquidator, and subject to the Delaware Act, liabilities of the Partnership may be provided for pursuant to this Section
9.04 in any manner, including:

               (i) distribution of the assets of the Partnership to a trust established for the benefit of the Partners for purposes of liquidating such Partnership assets, collecting amounts owed to the Partnership, and paying any liabilities or obligations of the Partnership or the General Partner arising out of, or in connection with, this Agreement or the Partnership's affairs; or

               (ii) withholding of distributions to the Partners to provide a reserve for the payment of future Partnership Expenses and other liabilities of the Partnership contingent or otherwise; provided that such withheld amounts shall be distributed to the Partners as soon as the liquidator determines, in its discretion, that it is no longer necessary to retain such amounts.

The assets of any trust established in connection with clause (i) above shall be distributed to the Partners from time to time, in the discretion of the liquidator, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the Partners pursuant to this Agreement.

          SECTION 9.05. Withdrawal, Death or Incompetency of a Limited Partner. Except as otherwise provided in Article XI, a Limited Partner may not withdraw from the Partnership prior to its termination. Upon the death or incompetency of an individual Limited Partner, such Limited Partner's executor, administrator, guardian, conservator or other legal representative may exercise all of such Limited Partner's rights for the purpose of settling such Limited Partner's estate or administering such Limited Partner's property, except that the General Partner may reduce or cancel such Limited Partner's obligation to make future Capital Contributions on such terms as the General Partner determines in its discretion. Except as expressly provided in this Agreement, no other event affecting a Limited Partner (including bankruptcy or insolvency) shall, in and of itself, affect its obligations under this Agreement or cause the dissolution of the Partnership.

                                    ARTICLE X

                  TRANSFERABILITY OF GENERAL PARTNER'S INTEREST

          SECTION 10.01. Transferability of General Partner's Interest. The General Partner may not sell, exchange, transfer, assign, pledge, hypothecate or otherwise dispose of all or any portion of its interest in the Partnership (any such sale, exchange, transfer, assignment, pledge, hypothecation or other disposition being herein collectively called "Transfers") to any Person other than an Affiliate controlled, directly or indirectly, by the current direct or indirect members of the General Partner. If the General Partner so determines in good faith, and to the extent permitted by the preceding sentence, the General Partner may admit any Person to whom the General Partner proposes to make such a Transfer as an additional or, if the General Partner transfers all of its interest, a substitute General Partner of the Partnership, and such transferee shall be deemed admitted to the Partnership as General Partner of the Partnership immediately prior to such Transfer and shall continue the business of the Partnership without dissolution.

          Except as otherwise provided in this Section 10.01, the General Partner may not withdraw or be removed from the Partnership prior to its dissolution.

          SECTION 10.02. Advisers Act. Notwithstanding the foregoing provisions of this Article X, the General Partner shall not assign any of its rights or duties hereunder except with such approval of the Partners as is required under the Advisers Act.

                                   ARTICLE XI

                 TRANSFERABILITY OF A LIMITED PARTNER'S INTEREST

          SECTION 11.01. Restrictions on Transfer and Withdrawals. (a) No direct or indirect Transfer of all or any part of a Limited Partner's interest in the Partnership may be made without the prior written consent of the General Partner (which may, in the General Partner's sole discretion, be granted on such terms as the General Partner determines or withheld). If the General Partner consents to any direct or indirect Transfer, such Limited Partner shall be free to make such Transfer within 120 days after notice of such consent. The General Partner shall be authorized pursuant to this Section 11.01 to consent to the direct or indirect Transfer of a Limited Partner's interest in the Partnership to any Person, including without limitation the General Partner or any of its Affiliates. In addition, a Limited Partner may not withdraw any of its Interest in the Partnership except in limited circumstances when required by the General Partner in its discretion to comply with applicable law or otherwise to ensure that no adverse tax, regulatory or other consequences to the Partnership, the General Partner or any of the Limited Partners will arise from the continued investment by such Limited Partner.

          (b) The foregoing provisions of this Section 11.01 shall not apply to any direct or indirect Transfer which shall occur by operation of law.

          SECTION 11.02. Expenses of Transfer: Indemnification. All expenses, including attorneys' fees and expenses, incurred by the General Partner or the Partnership in connection with any direct or indirect Transfer shall be borne by the transferring Limited Partner or such Limited Partner's transferee (any such transferee, when admitted as a limited partner of the Partnership and shown as such on the books and records of the Partnership, being hereinafter called a "Substituted Partner"). In addition the transferring Limited Partner or such transferee shall indemnify the Partnership and the General Partner in a manner satisfactory to the General Partner against any losses, claims, damages or liabilities to which the Partnership, the General Partner or any Affiliate of the General Partner may become subject arising out of or based upon any false representation or warranty made by or breach or failure to comply with any covenant or agreement of, such transferring Limited Partner or such transferee in connection with such Transfer.

          SECTION 11.03. Recognition of Transfer; Substituted Partners. (a) The Partnership shall not (subject to Section 9.05) recognize for any purpose any purported direct or indirect Transfer of all or any part of a Limited Partner's Interest in the Partnership and no purchaser, assignee, transferee or other recipient of all or any part of such interest shall become a Substituted Partner hereunder unless:

               (i) the provisions of Section 11.01 and, in the case of a Substituted Partner, Section 11.03(b) shall have been complied with;

               (ii) the General Partner shall have been furnished with the documents effecting such Transfer, in form reasonably satisfactory to the General Partner executed and acknowledged by both the seller, assignor or transferor and the purchaser, assignee, transferee or other recipient;

               (iii) such purchaser, assignee, transferee or other recipient shall have represented that such Transfer was made in accordance with all applicable laws and regulations;

               (iv) all necessary governmental consents shall have been obtained in respect of such Transfer;

               (v) all necessary instruments reflecting such admission shall have been filed in each jurisdiction in which such filing is necessary in order to qualify the Partnership to conduct business or to preserve the limited liability of the Limited Partners; and

               (vi) the General Partner shall have determined that such Transfer will not result in the Partnership being treated as publicly traded partnership as defined in Section 7704(b) of the Code.

          (b) Each Substituted Partner, as a condition to its admission as a Limited Partner, shall execute and acknowledge such instruments (including a counterpart of this Agreement), in form and substance satisfactory to the General Partner, as the General Partner reasonably deems necessary or desirable to effectuate such admission and to confirm the agreement of such

Substituted Partner to be bound by all the terms and provisions of this Agreement with respect to the interest in the Partnership acquired by such Substituted Partner. A Substituted Partner shall be deemed admitted to the Partnership upon its execution of a counterpart signature page to this Agreement. The admission of a Substituted Partner shall not require the approval of any Limited Partner. As promptly as practicable after the admission of a Substituted Partner, the books and records of the Partnership shall be changed to reflect such admission.

          SECTION 11.04. Transfers During a Fiscal Year. If any direct or indirect Transfer (other than a pledge or hypothecation) of a Limited Partner's interest in the Partnership shall occur at any time other than the end of the Partnership's fiscal year, the distributive shares of the various items of Partnership income, gain, loss, and expense as computed for tax purposes and the related cash distributions shall be allocated between the transferor and the transferee on a basis consistent with applicable requirements under Section 706 of the Code; provided that no allocation agreed to between the transferor and the transferee shall be effective unless (i) the transferor and the transferee shall have given the Partnership written notice, prior to the effective date of such Transfer, stating their agreement that such allocation shall be made on a certain basis consistent with the applicable requirements under Section 706 of the Code, (ii) the General Partner shall have consented to such allocation and
(iii) the transferor and the transferee shall have agreed to reimburse the General Partner for any incremental accounting fees and other expenses incurred by the General Partner in making such allocation.

          SECTION 11.05. No Secondary Market. In no event shall the Partnership participate in the establishment of a secondary market or the substantial equivalent thereof as defined in Treasury Regulations Section 1.7704-1(c), or in the inclusion of its interests on such a market or on an established securities market as defined in Treasury Regulations Section 1.7704-1(b), nor shall the Partnership recognize any transfers made on any of the foregoing markets by admitting the purported transferee as a Limited Partner or otherwise recognizing the rights or such transferee.

                                   ARTICLE XII

                                  MISCELLANEOUS

          SECTION 12.01. Amendments to the Partnership Agreement. (a) Except as otherwise provided in Section 12.01(b), this Agreement may be amended by the General Partner with the approval of the Required Partners; provided that no amendment of this Agreement shall:

               (i) without the approval of all the Limited Partners (other than any Defaulting Partners), amend Section 5.03, Article VIII, Section
          9.01 or this Section 12.01 (a);

               (ii) without the approval of the affected Limited Partner, (w) adversely modify or affect the limited liability of such Limited Partner, (x) change the interest of such Limited Partner in any existing Investment (other than as provided in this Agreement), (y) change the Capital Commitment of such Limited Partner (other than as provided in this Agreement) or (z) change the method of distributions or allocations made under Article VI to such Limited Partner;

               (iii) without the approval of all ERISA Partners, amend Sections
          3.05 or 3.14 or, with respect to ERISA-related provisions, 5.06(b); or

               (iv) without the approval of, collectively, Partners having Capital Commitments and Base Fund Partners having capital commitments representing the percentage of the collective Capital Commitments and Base Fund capital commitments specified in any provision of this Agreement required for any action or approval of the Partners and Base Fund Partners, amend such provision.

          (b) This Agreement may be amended by the General Partner without the approval of any Limited Partner to (i) change the name of the Partnership, (ii) correct typographical errors or to eliminate ambiguities or (iii) to make any other change that would not, as determined by the General Partner in good faith, be adverse to any Limited Partner. No such amendment pursuant to clause (iii) shall be deemed effective until notice and a copy of such amendment (which shall be provided at least 5 days prior to the effectiveness of such amendment) has been provided to the Limited Partner.

          (c) Notwithstanding the provisions of this Agreement, including without limitation Sections 12.01(a) and (b), or of any subscription agreement, it is hereby acknowledged and agreed that the General Partner on its own behalf or on behalf of the Partnership without the approval of any Limited Partner or any other Person may enter into a side letter or similar agreement to or with a Limited Partner which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or of any subscription agreement. The parties hereto agree that any terms contained in a side letter or similar agreement to or with a Limited Partner shall govern with respect to such Limited Partner notwithstanding the provisions of this Agreement or of any subscription agreement.

          SECTION 12.02. Approvals. Each Partner agrees that, except as otherwise specifically provided herein and to the extent permitted by applicable law, for purposes of granting the approval of the Partners with respect to any proposed action of the Partnership, the General Partner or any of its Affiliates (including any such approval required under the Advisers Act), the written approval of the Required Partners shall bind the Partnership and each Partner and shall have the same legal effect as the written approval of each Partner. The General Partner may request the written approval of the Required Partners to approve any matter required to be so approved by the Advisers Act.

          SECTION 12.03. Investment Representation. Except as otherwise agreed between the General Partner and any Limited Partner, each Limited Partner, by executing this Agreement, represents and warrants that it is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended, that it and each Conduit Partner is a "qualified purchaser" within the meaning of the Investment Company Act, that its interest in the Partnership has been acquired by it for its own account, or for the account of a commingled pension trust or other institutional investor previously specified in writing to the Partnership with respect to whom it has full investment discretion, for investment and not with a view to resale or distribution thereof and that it is fully aware that in agreeing to admit it as a Limited Partner, the

General Partner and the Partnership are relying upon the truth and accuracy of this representation and warranty.

          SECTION 12.04. Successors; Counterpart; Entire Agreement. This Agreement (i) shall be binding as to the executors, administrators, estates, heirs and legal successors of the Partners, (ii) may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart and (iii) shall constitute the entire agreement and understanding among all the parties hereto with respect to the subject matter hereof.

          SECTION 12.05. Choice of Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware.

          SECTION 12.06. Notices. Each notice relating to this Agreement shall be in writing and delivered in person or by registered or certified mail, or by telecopier confirmed electronically and by registered or certified mail. All notices to the Partnership shall be addressed to its principal office, place of business and the office of such entities retained by the General Partner to provide administrative services to the Partnership. All notices addressed to a Partner shall be addressed to such Partner at the address set forth in the Schedule attached hereto. Any Partner may designate a new address by notice to that effect given to the Partnership. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been effectively given when mailed by registered or certified mail to the proper address or delivered in person.

          SECTION 12.07. Headings. The titles of the Articles and the headings of the Sections of this Agreement are for convenience of reference only, and are not to be considered in construing the terms and provisions of this Agreement.
SECTION 12.08. Agreement Binding Upon Successors and Assigns. Except as herein otherwise specified, this Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators or other representatives, successors and assigns of the respective parties hereto.

          SECTION 12.09. Counterparts. This Agreement may be executed in counterparts and all such counterparts, taken together, shall constitute valid signatures with respect to this Agreement.


[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the undersigned have hereto set their hands as of the day and year first above written.

                              ORBIMED CAPITAL II LLC, as General Partner


                                  By____________________________________
                                                                   Name:
                                                                  Title:

                                                         LIMITED PARTNER

                                    ____________________________________


                                    By__________________________________
                                                                   Name:
                                                                  Title:

                                  C-1                                  Exhibit C

                          INVESTMENT ADVISORY AGREEMENT


          AGREEMENT made as of October 11, 2000 between PW JUNIPER CROSSOVER FUND, L.L.C., a Delaware limited liability company (the "Fund"), and PW Juniper management, l.l.c. (the "Adviser"), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

          WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company and desires to retain the Adviser as investment adviser to furnish certain investment advisory and portfolio management services to the Fund, and the Adviser is willing to furnish these services;

          NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1. APPOINTMENT. The Fund hereby appoints the Adviser as investment adviser of the Fund for the period and on the terms set forth in this Agreement. The Adviser accepts this appointment and agrees to render the services herein set forth, for the compensation herein described.

2.   DUTIES AS INVESTMENT ADVISER.

     (a) Subject to the supervision of the Fund's Board of Directors (the "Board"), the Adviser will have full discretion and authority (i) to manage the assets and liabilities of the Fund and (ii) to manage the day-to-day business and affairs of the Fund. In furtherance of and subject to the foregoing, the Adviser will have full power and authority on behalf of the Fund, among other matters:

     (1) to purchase, sell, exchange, trade and otherwise deal in and with securities and other property of the Fund and to loan securities of the Fund;

     (2) to open, maintain and close accounts with brokers and dealers, to make all decisions relating to the manner, method and timing of securities and other investment transactions, to select and place orders with brokers, dealers or other financial intermediaries for the execution, clearance or settlement of any transactions on behalf of the Fund on such terms as the Adviser considers appropriate, and to grant limited discretionary authorization to such persons with respect to price, time and other terms of investment and trading transactions, subject to Paragraph 2(b);

     (3) to borrow from banks or other financial institutions and to pledge Fund assets as collateral therefor, to trade on margin, to exercise or refrain from exercising all rights regarding the Fund's investments, and to instruct custodians regarding the settlement of transactions, the disbursement of payments to the Fund's investors (the "Members") with respect to repurchases of interests in the Fund ("Interests") and the payment of Fund expenses, including those relating to the organization and registration of the Fund;

     (4) to call and conduct meetings of Members at the Fund's principal office or elsewhere as it may determine and to assist the Board in calling and conducting meetings of the Board;

     (5) to engage and terminate such attorneys, accountants and other professional advisers and consultants as the Adviser may deem necessary or advisable in connection with the affairs of the Fund or as may be directed by the Board;

     (6) to engage and terminate the services of persons to assist the Adviser in providing, or to provide under the Adviser's control and supervision, advice and management to the Fund at the expense of the Adviser and to terminate such services;

     (7) as directed by the Board, to commence, defend and conclude any action, suit, investigation or other proceeding that pertains to the Fund or any assets of the Fund;

     (8) if directed by the Board, to arrange for the purchase of (A) one or more "key man" insurance policies on the life of any principal of a member of the Adviser, the benefits of which are payable to the Fund, or (B) any insurance covering the potential liabilities of the Fund or relating to the performance of the Board or the Adviser, or any of their principals, directors, officers, members, employees and agents; and

     (9) to execute, deliver and perform such contracts, agreements and other undertakings, and to engage in such activities and transactions as are, in the opinion of the Adviser, necessary and appropriate for the conduct of the business of the Fund without the act, vote or approval of any other Members or person.

     (b) The Adviser, in its discretion, may use brokers who provide the Fund with research, analysis, advice and similar services to execute portfolio transactions on behalf of the Fund, and the Adviser may pay to those brokers in return for brokerage and research services a higher commission than may be charged by other brokers, subject to the Adviser's good faith determination that such commission is reasonable in terms either of the particular transaction or of the overall responsibility of the Adviser to the Fund and its other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long term. Whenever the Adviser simultaneously places orders to purchase or sell the same security on behalf of the Fund and one or more other accounts advised by the Adviser, such orders will be allocated as to price and amount among all such accounts in a manner believed to be equitable to each account. The Fund recognizes that in some cases this procedure may adversely affect the results obtained for the Fund.

     (c) The Fund hereby authorizes the Adviser and any entity or person associated with the Adviser which is a member of a national securities exchange to effect any transaction on such exchange for the account of the Fund, which transaction is permitted by Section 11(a) of the Securities Exchange Act of 1934, as amended, and the Fund hereby consents to the retention of compensation by the Adviser or any person or entity associated with the Adviser.

3. SERVICES NOT EXCLUSIVE. The services furnished by the Adviser hereunder are not to be deemed exclusive and the Adviser shall be free to furnish similar services to others. Nothing in this Agreement shall limit or restrict the right of any director, officer or employee of the Adviser or its affiliates, who also may be a Director, officer or employee of the Fund, to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar or dissimilar nature.

4.   EXPENSES.

     (a) During the term of this Agreement, the Fund will bear all expenses incurred in the business of the Fund other than those not specifically assumed by the Adviser. Expenses to be borne by the Fund will include, but are not limited to, the following:

     (1) all costs and expenses directly related to portfolio transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased, custodial fees, shareholder servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends;

     (2) all costs and expenses associated with the organization and registration of the Fund, certain offering costs and the costs of compliance with any applicable Federal or state laws;

     (3) the costs and expenses of holding any meetings of any Members that are regularly scheduled, permitted or required to be held under the terms of the Fund's Limited Liability Company Agreement (the "LLC Agreement"), the 1940 Act or other applicable law;

     (4) the fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund, including all travel-related expenses and other costs associated with due diligence performed, in connection with the analysis, purchase and sale of companies whose private securities may be purchased by the Fund;

     (5) the fees of custodians and other persons providing administrative services to the Fund;

     (6) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund, the Adviser or its affiliates, or the Directors;

     (7) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

     (8) all expenses of computing the Fund's net asset value, including any equipment or services obtained for the purpose of valuing the Fund's investment portfolio, including appraisal and valuation services provided by third parties;

     (9) all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund; and

     (10) such other types of expenses as may be approved from time to time by the Board.

     (b) The payment or assumption by the Adviser of any expenses of the Fund that the Adviser is not required by this Agreement to pay or assume shall not obligate the Adviser to pay or assume the same or any similar expense of the Fund on any subsequent occasion.

5. COMPENSATION. As full compensation for the services provided to the Fund and the expenses assumed by the Adviser under this Agreement, the Adviser shall be entitled to be the Special Advisory Member of the Fund pursuant to the terms of the LLC Agreement and to receive an incentive allocation in accordance with the terms and conditions of Section 5.8 of the LLC Agreement.

6. LIMITATION OF LIABILITY OF THE ADVISER. The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund or any Members in connection with the matters to which this Agreement relates, except to the extent that such a loss results from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. Any person, even though also an officer, director, employee, or agent of the Adviser or its affiliates, who may be or become an officer, Director, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting with respect to any business of the Fund, to be rendering such service to or acting solely for the Fund and not as an officer, director, employee, or agent or one under the control or direction of the Adviser even though compensated by it.

7.   INDEMNIFICATION.

     (a) The Fund will indemnify the Adviser and its affiliates, and each of their members, directors, officers and employees and any of their affiliated persons, executors, heirs, assigns, successors or other legal representatives (each an "Indemnified Person") against any and all costs, losses, claims, damages or liabilities, joint or several, including, without limitation, reasonable attorneys' fees and disbursements, resulting in any way from the performance or non-performance of any Indemnified Person's duties in respect of the Fund, except those resulting from the willful malfeasance, bad faith or gross negligence of an Indemnified Person or the Indemnified Person's reckless disregard of such duties and, in the case of criminal proceedings, unless such Indemnified Person had reasonable cause to believe its actions unlawful (collectively, "disabling conduct"). Indemnification shall be made following:

(i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Indemnified Person was not liable by reason of disabling conduct or (ii) a reasonable determination, based upon a review of the facts and reached by (A) the vote of a majority of the Directors who are not parties to the proceeding or (B) legal counsel selected by a vote of a majority of the Board in a written advice, that the Indemnified Person is entitled to indemnification hereunder. The Fund shall advance to an Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with defense of any action or proceeding arising out of such performance or non-performance. The Adviser agrees, and each other Indemnified Person will be required to agree as a condition to any such advance, that if one of the foregoing parties receives any such advance, the party will reimburse the Fund for such fees, costs and expenses to the extent that it shall be determined that the party was not entitled to indemnification under this Paragraph 7. The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law.

     (b) Notwithstanding any of the foregoing, the provisions of this Paragraph 7 shall not be construed so as to relieve the Indemnified Person of, or provide indemnification with respect to, any liability (including liability under Federal securities laws, which, under certain circumstances, impose liability even on persons who act in good faith) to the extent (but only to the extent) that such liability may not be waived, limited or modified under applicable law or that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of this Paragraph 7 to the fullest extent permitted by law.

8.   DURATION AND TERMINATION.

     (a) This Agreement will become effective upon the date hereof, provided that this Agreement will not take effect unless it has first been approved (i) by a vote of a majority of those Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (ii) by vote of a majority of the outstanding voting securities of the Fund.

     (b) Unless sooner terminated as provided herein, this Agreement shall continue in effect for two years from the date hereof. Thereafter, if not terminated, this Agreement shall continue automatically for successive one-year periods, provided that such continuance is specifically approved at least annually (i) by a vote of a majority of those Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (ii) by the Board or by vote of a majority of the outstanding voting securities of the Fund.

     (c) Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, by vote of the Board or by a vote of a majority of the Fund's outstanding voting securities on 60 days' written notice to the Adviser or by the Adviser at any time, without the payment of any penalty, on 60 days' written notice to the Fund. This Agreement will automatically terminate in the event of its assignment.

9. AMENDMENT OF THIS AGREEMENT. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

10. GOVERNING LAW. This Agreement shall be construed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws principles thereof, and in accordance with the 1940 Act. To the extent that the applicable laws of the State of New York conflict with the applicable provisions of the 1940 Act, the latter shall control.

11. MISCELLANEOUS. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors. As used in this Agreement, the terms "majority of the outstanding voting securities," "affiliated person," "interested person," "assignment," "broker," "investment adviser," "national securities exchange," "sell" and "security" shall have the same meaning as such terms have in the 1940 Act, subject to such exemption as may be granted by the Securities and Exchange Commission by any rule, regulation or order. Where the effect of a requirement of the 1940 Act reflected in any provision of this contract is relaxed by a rule, regulation or order of the Securities and Exchange Commission, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated as of the day and year first above written.



                                    PW JUNIPER MANAGEMENT, L.L.C.



                                    By:______________________________________





                                    PW JUNIPER CROSSOVER FUND, L.L.C.



                                    By:______________________________________

                                  D-1                                  Exhibit D
                                                                       ---------


                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated February 17, 2004, (the "Schedule 13D"), with respect to the Common Stock, $0.01 par value per share, of Biocryst Pharmaceuticals, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the ___ day of February, 2004.

SAMUEL D. ISALY                                ORBIMED ADVISORS LLC


/s/ Samuel D. Isaly                            /s/ Samuel D. Isaly
---------------------                          -------------------------
                                               Name:   Samuel D. Isaly
                                               Title: President



ORBIMED CAPITAL II LLC


/s/ Samuel D. Isaly
----------------------
Name:  Samuel D. Isaly
Title:  President